ROSEMONT COPPER PROJECT

JOINT VENTURE AGREEMENT

MADE BETWEEN

ROSEMONT COPPER COMPANY

AND

UNITED COPPER & MOLY LLC

September 16, 2010

Table of Contents (Joint Venture Agreement)

Table of Contents (Joint Venture Agreement)

Table of Contents (Joint Venture Agreement)

APPENDIX A	ACCOUNTING PROCEDURE
APPENDIX B	PROPERTIES, SECURITY INTERESTS AND RIGHTS OF THIRD PARTIES

Table of Contents (Joint Venture Agreement)

APPENDIX C	ROYALTY
APPENDIX D	INVESTMENT SCHEDULE
APPENDIX E	TAX MATTERS
APPENDIX F	MINERAL RIGHTS
APPENDIX G	OTHER RIGHTS
APPENDIX H	PRE-PERMITTING COSTS
APPENDIX I	LITIGATION, ARBITRATION, ADMINISTRATIVE OR OTHER PROCEEDINGS
APPENDIX J	MATERIAL PERMITS
APPENDIX K	MEMORANDUM OF AGREEMENT
APPENDIX L	JOINDER AGREEMENT

Joint Venture Agreement

JOINT VENTURE AGREEMENT

THIS AGREEMENT made effective as of the 16th day of September, 2010.

BETWEEN:

ROSEMONT COPPER COMPANY

(“Rosemont”)

AND:

UNITED COPPER & MOLY LLC

(“KC”)

INTRODUCTION:

Under an Agreement between the Parties dated as of September 16, 2010 (the “Earn-In Agreement”), the Parties agreed that they would enter into a joint venture in respect of the Project.

In consideration of, among other things, the mutual promises contained in the Agreement, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

Unless the context otherwise requires, in the Agreement:

	(1)	“Accounting Procedure” means the accounting procedure described in Appendix A.

	(2)	“Acquiring Party” has the meaning given in clause 17.14.

	(3)	“Affected Party” has the meaning given in clause 23.1.

(4)

“Affiliate” means with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the subject Person.

	(5)	“Agreement” means this document including any schedule or appendix to it.

	(6)	“AMEX” means the NYSE Amex Equities.

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(7)

“Approved Budget” means a budget of estimated Joint Venture Expenditure approved by the Management Committee relating to the carrying out of an Approved Program or otherwise to be incurred during the period to which an Approved Budget relates and includes an Approved Capital Works Budget.

(8)	“Approved Capital Works Budget” means a budget of estimated Joint Venture Expenditure relating to the carrying out of an Approved Capital Works Program.

(9)	“Approved Capital Works Program” means a separate program for the carrying out of capital works approved by the Management Committee.

(10)	“Approved Program” means a program of Joint Venture Activities approved by the Management Committee and includes an Approved Capital Works Program.

(11)	“Area of Interest” means on or below an area within 5 kilometres of the outermost boundary of the Project as contemplated in the current boundaries of the Mineral Rights.

(12)	“Assets” means:

(a) the Properties;

(b) any maps, drill core, samples, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Properties or the Project;

(c) all fixtures, tools, vehicles, spare parts, consumable stores, machinery, plant, equipment and supplies acquired, provided or developed under this Agreement and related to the Project; and

(d) any permits, licences or applications related to the Project,

whether in the possession or under the control of a Participant or the Operator.

(13)	“Assignor” has the meaning given in clause 17.2.

(14)	“Augusta” means Augusta Resource Corporation.

(15)	“Business Day” means any day, other than a Saturday, Sunday or a public or statutory holiday in Denver, Phoenix, Vancouver or Seoul.

(16)	“Capital Accounts” has the meaning given in clause 4.1(a) of Exhibit E.

(17)	“Cash Call Notice” has the meaning given in clause 6.2.

(18)

“Change in Composition” means, in relation to KC, the introduction of a new Person into the group of Persons which at the relevant time hold an interest in KC or if at any time after the Effective Date, there is a Change in Control in any Person which holds an interest in KC.

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(19)	“Change in Control” means if at any time after the Effective Date, there is a change of Control of a Participant.

(20)

“Change in Law” means the enactment, promulgation, execution or ratification of, or any change or amendment to, any Law or to any Mineral Right or Other Right issued under any relevant Law that occurs in the period commencing on the Commencement Date and concluding on the Effective Date.

(21)	“Chargee” means a chargee, mortgagee, assignee or encumbrancee.

(22)

“Commercial Production” means the operation of all or part of the Properties as a producing mine as contemplated by the Feasibility Study, but does not include bulk sampling or milling for the purpose of testing or milling by a pilot plant, and will be deemed to have commenced on the first day of the month following the first 30 consecutive days during which Mineral Product has been produced from a mine at an average rate of not less than 75% of the initial rated capacity if a plant is located on the Properties or if no plant is located on the Properties, the last day of the first period of 30 consecutive days during which ore has been shipped from the Properties on a reasonably regular basis for the purpose of earning revenues, whether to a plant or facility constructed for that purpose or to a plant or facility already in existence.

(23)	“Completion Date” means the date determined by the Management Committee on which it is demonstrated to the satisfaction of the Management Committee that Commercial Production has been achieved.

(24)	“Confidential Information” has the meaning given in clause 21.1(1).

(25)	“Construction” means every kind of construction work carried out by the Operator in accordance with the Mine Plan of Operation.

(26)	“Construction Expenditure” means the Expenditure incurred by the Operator during the Construction Period and in respect of Construction, in accordance with an Approved Program and Approved Budget.

(27)	“Construction Period” means the period beginning on the commencement of Construction and ending on the Completion Date.

(28)	“Contribution Notice” has the meaning given in clause 6.10.

(29)	“Control” means

(a) when used as a verb:

(i)

with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the entity through the legal or beneficial ownership of voting securities or the right to appoint

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managers, directors or corporate management, or by contract, operating agreement, voting trust or otherwise; and

(ii)	with respect to a natural person, the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise, and

(b) when used as a noun, an interest that gives the holder the ability to exercise any of the powers described in clause (a).

(30)	“Deed of Trust” means an instrument substantially in such form as to be reasonably agreed upon by the parties and their counsel.

(31)

“Default Amount” means a contribution or other sum due to be paid under the Agreement by a Participant which is not paid within 10 Business Days of the due date for payment of such contribution or sum.

(32)	“Defaulting Participant” means a Participant, in respect of which an amount owing becomes a Default Amount or which is otherwise in breach as a Participant, of any of the provisions of the Agreement.

(33)	“Delay Interest” means interest at the Prime Rate plus 4 percentage points.

(34)	“Diluting Participant” has the meaning given in clause 12.5.

(35)	“Dispute” has the meaning given in clause 24.1.

(36)	“Dispute Notice” has the meaning given in clause 24.1.

(37)	“Dispute Representative” has the meaning given in clause 24.2.

(38)	“Earn-In Agreement” has the meaning given in Recital A.

(39)	“Effective Date” means the date that the Agreement is executed.

(40)

“Emergency” means any unexpected or extraordinary act, event or occurrence which requires immediate or timely action to mitigate, minimize or terminate the consequences of such act, event or occurrence or to preserve or protect life, limb, property or the environment.

(41)	“Event of Force Majeure” has the meaning given in clause 23.4.

(42)	“Exchanges” means the TSX, AMEX and KRX.

(43)

“Excluded Expenditure” means the Operator’s Fee, the taxes and other costs described in clause 1.1(44)(j) and all contributions (whether in cash or otherwise) made under or in connection with clause 14.2.

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(44)

“Expenditure” means cash expenditure and all costs, obligations and liabilities incurred or properly accrued (but not yet met) with respect to Mining Activities performed by the Operator in accordance with the Agreement including expenditure incurred or accrued:

(a)

in holding the Properties in good standing (including land maintenance costs and any monies expended as required to comply with applicable Laws, such as the payment of annual maintenance fees, the completion and submission of assessment work and filings required in connection with any assessment work or annual maintenance fees), in curing title defects and in acquiring and maintaining surface and other ancillary rights;

(b)

in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration, development and operation activities (including in direct connection with the Project, payments to charities, contributions, government programs, lobbying costs pertaining thereto);

(c)

in undertaking geophysical, geochemical and geological or technical surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Mineral Product, water and other materials or substances;

	(d)	in the preparation of work programmes and the presentation and reporting of data including any program for the preparation of a Feasibility Study or other evaluation of the Properties;

(e)

in connection with the protection of the environment in relation to the Properties including environmental remediation, rehabilitation, decommissioning and long-term care and monitoring, whether or not a mine reclamation trust fund has been established;

	(f)	in acquiring facilities, equipment or machinery, or the use of any of the foregoing things, and for all parts, supplies and consumables;

	(g)	for salaries and wages, including actual labour overhead expenses for employees assigned to exploration and development activities;

(h)

travelling expenses and fringe benefits (whether or not required by Law) of all Persons engaged in work with respect to and for the benefit of the Joint Venture including for their food, lodging and other reasonable needs;

	(i)	payments to contractors or consultants for work done, services rendered or materials supplied;

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(j)	all taxes levied against or in respect of the Properties, or activities on the Properties, and the costs of insurance premiums and performance bonds or other security; and

(k)	the Operator’s Fee.

Without limiting the foregoing, Expenditure is further divided into Construction Expenditure, Pre-Construction Expenditure and Operating Expenditure.

(45)	“Expert” means an expert appointed under and acting pursuant to clause 24.8.

(46)	“Feasibility Study” means the Rosemont Copper Project Updated Feasibility Study dated January 14, 2009 prepared by M3 Engineering & Technology Corp.

(47)	“Financial Year” means a year commencing January 1 and ending the first following December 31.

(48)

“Governmental Authority” means any foreign, domestic, national, federal, provincial, territorial, state, regional, municipal or local government or authority, quasi government authority, fiscal or judicial body, government or self regulatory organization, commission, board, tribunal, organization, or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing.

(49)	“Independent Value” means the value of a Participating Interest determined in accordance with clause 16.12(3)(a).

(50)

“Intellectual Property Rights” includes all industrial and intellectual property rights whether protected by statute, at common law or in equity, including all copyright and similar rights which may subsist or after the Effective Date subsist in works or other subject matter, rights in relation to inventions (including all patents and patent applications), trade secrets and know-how, rights in relation to designs (whether or not registerable), rights in relation to registered and unregistered trade marks, circuit layout designs and rights in relation to circuit layouts, but excludes non-assignable moral rights and similar non-assignable personal rights of authors and producers.

(51)	“Investment” means the $176,000,000 (One Hundred and Seventy Six Million US dollars to be contributed to the Joint Venture by KC pursuant to the Earn-In Agreement.

(52)	“Investment Schedule” means the schedule attached as Appendix D.

(53)	“Joinder Agreement” means the joinder agreement in the form attached as Appendix L hereto.

(54)	“Joint Venture” means the contractual joint venture between the Participants established under the Agreement.

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(55)	“Joint Venture Account” means the single purpose bank account maintained and operated by the Operator in accordance with clause 7.17.

(56)	“Joint Venture Activities” means all and any activities directed to the achievement of the purposes of the Joint Venture as set out in clause 4.1.

(57)

“Joint Venture Company” means any corporation or other business entity (other than the Joint Venture) controlled by the Participants by or through which the Participants conduct the Joint Venture or the Joint Venture Activities.

(58)	“Joint Venture Expenditure Credit” has the meaning given in the Option Agreement.

(59)	“Joint Venture Property” means:

	(a)	the Assets;

	(b)	the Properties (other than as included in the Assets) subject to the rights of the Parties referred to in the Agreement;

	(c)	any Mining Operation;

	(d)	all of the membership interests in Sanrita South, LLC; Sanrita Properties, LLC; Dawson Properties, LLC and Wilmot Junction, LLC, each an Arizona limited liability company;

	(e)	all mining, materials supply, power supply, water supply and maintenance contracts and agreements entered into for the purposes of the Agreement;

(f)

all information in relation to the Properties acquired, provided, gained or developed under the Agreement or in the possession or under the control of any of the Parties and the Operator (if not a Party); and

	(g)	all other property or rights of any description (including Intellectual Property Rights), whether real or personal, acquired, provided, gained or developed under the Agreement.

(60)	“KC Investment” means the Investment (subject to adjustment pursuant to the Earn-In Agreement) plus any further funds contributed by KC or after termination of the Earn-In.

(61)	“KRX” means the Korea Exchange.

(62)

“Law” or “Laws” means all applicable federal, state, local, municipal, tribal and foreign laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative, judicial or self-regulatory authority

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(including the Exchanges) in nature, and the term “applicable” with respect to such Laws, in a context that refers to:

(a)

one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and

(b) the Project, means such Laws as are applicable in the jurisdictions in which the Project is located.

(63)	“LLC” means a Delaware Limited Liability Company.

(64)	“Management Committee” means the committee established under clause 10.1.

(65)	“Material Permits” means the permits set out in Appendix J.

(66)

“Mine” means the workings established and the property acquired, including plant and concentrator installations, leach facilities, processing facilities, infrastructure, mining plant and equipment, stores, consumables and other facilities in order to bring the Properties into Commercial Production.

(67)	“Mine Expenditure” means the Construction Expenditure and the Operating Expenditure.

(68)	“Mine Maintenance Plan” has the meaning given in clause 15.1.

(69)	“Mine Plan of Operation” is defined by the requirements set by the Record of Decision as determined in the Environmental Impact Statement process and set by the Forest Service

(70)

“Mineral Product” means all ores and concentrates or metals derived from them, containing precious, base and industrial minerals (including gems and uranium) which are found in, on or under the Properties and may lawfully be explored for, mined and sold under the Mineral Rights and other instruments of title under which any of the Properties are held.

(71)	“Mineral Rights” means:

(a) any permit, claim, licence, lease, concession, tenement or other form of title or tenure (and includes the Mineral Rights described in Appendix F); and

(b) any other right (including the right to work upon lands),

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whether contractual, statutory or otherwise which:

(c)	is granted, conferred or recognized under applicable Law in the United States of America and the State of Arizona; and

(d)	which, among other things, allows or permits a Person to explore for, mine, extract, sell or otherwise dispose of, minerals.

(72)	“Mining Activities” means every kind of work performed by the Operator:

(a) on or in respect of the Properties in accordance with an Approved Program; or

(b)

if not provided for in an Approved Program, unilaterally and in good faith to maintain the Properties in good standing, to prevent waste or to otherwise discharge any obligation which is imposed upon it under the Agreement and in respect of which the Management Committee has not given it directions, including ranching, investigating, prospecting, exploring, developing, permitting, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, construction and mining, milling, concentrating, leaching, extracting, rehabilitation, reclamation, closure and environmental protection.

(73)	“Mining Operation” means an operation (of which a Mine forms part) directed to the electrowinning, extraction, mining and treatment of ore to produce Saleable Mineral Products.

(74)	“National Instrument 43-101” means National Instrument 43-101 titled “Standards of Disclosure for Mineral Projects”, as issued by the Canadian Securities Administrators, as amended from time to time.

(75)	“Non-charging Participants” has the meaning given in clause 17.11.

(76)

“Non-defaulting Participant” means a Participant which is not in default in respect of any of its obligations under the Agreement or a Participant other than the Defaulting Participant (as the context requires).

(77)	“Non-withdrawing Party” has the meaning given in clause 19.2.

(78)	“Notice” or “notice” has the meaning given in clause 27.1.

(79)	“Offtaker’s Interests” has the meaning given in Appendix B.

(80)	“Operating Expenditure” means the Expenditure incurred by the Operator subsequent to the Completion Date in accordance with an Approved Program and Approved Budget.

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(81)	“Operator” means the Participant designated or appointed as Operator under the Agreement, when acting as the Operator and not acting as the owner of a Participating Interest.

(82)	“Operator’s Fee” has the meaning given in clause 9.

(83)	“Other Rights” means:

(a) any interest in real property, whether fee property, leasehold, license, right of way, easement;

(b) any other surface or other right in relation to real property; and

(c) any right, licence or permit in relation to the use or diversion of water,

but excludes any Mineral Rights and includes those rights listed in Appendix G.

(84)	“Participant” means a Party to the Agreement that has a Participating Interest.

(85)	“Participating Interest” means in relation to a Participant:

(a) the proportionate interest (expressed as a percentage) of the Participant as tenant in common in the Joint Venture Property; and

(b) its proportionate interest (expressed as a percentage) of all other rights under the Agreement, including its right to its Capital Account,

subject to the obligations attaching to the foregoing and imposed on that Participant under the Agreement including, without limitation, the royalty payment obligations and other Security Interests in relation to the Properties which are listed in Appendix B.

(86)	“Parties” means Rosemont and KC and “Party” means either Rosemont or KC as the context dictates.

(87)

“Person” means an individual, corporation, limited liability company, partnership, firm, joint venture, syndicate, association, trust, governmental agency or board or commission or authority and any other form of entity or organization.

(88)	“Pre-Construction Expenditure” means the Expenditure incurred by the Operator during the Pre-Construction Period in accordance with an Approved Program and Approved Budget.

(89)	“Pre-Construction Period” means the period from the Effective Date to the date a Construction Notice is given and Construction Expenditure is fully committed.

(90)	“Pre-Permitting Costs” means the costs detailed in Appendix H.

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(91)

“Prime Rate” means the per annum rate of interest for the period of calculation as stated by the head office of Wells Fargo Bank N.A., as being charged by it on US dollar demand loans to its most creditworthy domestic commercial customers.

(92)	“Prohibited Acquisition” has the meaning given in clause 25.1.

(93)	“Project” means the Rosemont Copper project.

(94)	“Project Lending” has the meaning given in clause 4.15.

(95)

“Project Security” means any Security Interest over all or any Joint Venture Property which is either detailed in Appendix B, granted in the Deed of Trust or that the Participants agree in writing is to be Project Security.

(96)	“Properties” means:

(a) the Mineral Rights;

(b) the Other Rights necessary or desirable for the use or exploitation of, or which pertain or relate to, the Mineral Rights referred to in clause 1.1(96)(a);

(c)

any present or future renewal, extension, modification, substitution, amalgamation or variation of any of the Mineral Rights or Other Rights referred to in clauses 1.1(96)(a) and 1.1(96)(b) (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain) or any new Mineral Rights or other Rights granted after the Effective Date; and

(d) any present or future application for or interest in any of the foregoing, which confers or which, when granted, will confer the same, similar or greater rights,

it being acknowledged that the Properties include a ranching business conducted by Affiliates of Rosemont.

(97)	“Proportionate Share” means, for any Participant, that share which is equal to that Participant’s Participating Interest.

(98)	“Proscribed Payment” has the meaning given in Article 28.

(99)	“Public disclosure” has the meaning given in clause 21.2.

(100)	“Remaining Participants” has the meaning given in clause 19.5(1)(a).

(101)	“Report” means a comprehensive written report for the period covered by such report of:

(a) Mining Activities performed on the Properties;

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(b)	Expenditure incurred;

(c)	variances against the then Approved Budget or Approved Program;

(d)	projected activity;

(e)	production of Mineral Product and forward projections of production;

(f)	the aggregate sum of estimated Expenditure for the next reporting period;

(g)	revenue from sales of Mineral Product; and

(h)	such other information as may be deemed desirable by the Operator or the Management Committee.

(102)	“Restricted Person” means any Person or entity that:

	(a)	is named, identified, described on or included on any of:

		(i)	the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism financing;

		(ii)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

		(iii)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

		(iv)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control; or

		(v)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324,

	(b)	is subject to trade restrictions under United States Law, including, but not limited to:

		(i)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(ii)

the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107-56; or

	(c)	is a Person or entity who is an Affiliate of a Person or entity listed above.

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(103)	“Rights of Third Parties” means those rights detailed in Appendix B, together with any instruments documenting such rights;

(104)	“Rosemont Actual Investment” means the aggregate amount of funds contributed by Rosemont to the Joint Venture after the Effective Date.

(105)	“Rosemont Deemed Investment” means $704,000,000.

(106)	“Royalty” means the net smelter returns royalty detailed in Appendix C.

(107)	“Saleable” in relation to Mineral Product means Mineral Product in a form in which it may be sold.

(108)	“Security” means a charge, mortgage, assignment or other encumbrance.

(109)	“Security Interest” means an interest or power:

(a) reserved in or over any interest in any asset including any retention of title; or

(b) created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created.

(110)	“Selling Participant” means a Participant who desires or is compelled to sell, transfer, assign or dispose of the whole or any part of its Participating Interest.

(111)	“Small Interest Participant” has the meaning given in clause 18.

(112)	“Terminable Breach” means a material and substantial breach by the Operator of any of its obligations under the Agreement.

(113)	“Transfer” means to transfer, convey, assign, mortgage, grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of.

(114)	“Trustee” has the meaning given in clause 16.11.

(115)	“TSX” means the Toronto Stock Exchange.

(116)

“Unanimous Resolution” means a resolution passed at a meeting of the Management Committee in favour of which votes cast represent 100% of the Participating Interests, provided that if the Participating Interest of a Participant pursuant to Article 12 is reduced to less than 10%, then any votes cast representing such reduced Participating Interest shall not be included for the

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purposes of calculating the percentage of the Participating Interest represented by the votes cast.

(117)	“Withdrawal Notice” has the meaning given in clause 19.2.

(118)	“Withdrawing Party” has the meaning given in clause 19.2.

1.2	Interpretation

Unless the context otherwise requires, in the Agreement:

	(1)	The singular includes the plural and conversely.

	(2)	A gender includes all genders.

	(3)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

	(4)	A reference to a clause, appendix, schedule or annexure is a reference to an article, a clause of or an appendix, schedule or annexure to the Agreement.

(5)

A reference to an agreement or document (including a reference to the Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by the Agreement or that other agreement or document.

(6)

A reference to a Party to the Agreement or another agreement or document includes the Party’s successors and permitted substitutes or assigns (and, where applicable, the Party’s legal personal representatives).

	(7)	A reference to a body, other than a Party (including an institute, association or Governmental Authority), whether statutory or not:

(a) which ceases to exist; or

(b) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(8)

A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it.

	(9)	A reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form.

	(10)	A reference to dollars and $ is to United States currency.

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	(11)	The meaning of general words is not limited by specific examples introduced by including, for example, in particular, or similar expressions.

	(12)	Headings and any table of contents or index are for convenience only and do not form part of the Agreement or affect its interpretation.

(13)

A provision of the Agreement must not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of the Agreement or the inclusion of the provision in the Agreement.

	(14)	If an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day.

	(15)	Where the phrase “to the knowledge of” or similar expressions are used in the Agreement, it means the actual knowledge of the Party making the statement or disclosure.

(16)

A reference to a thing (including a right, obligation or concept) includes a part of that thing but nothing in this clause 1.2(16) implies that performance of part of an obligation constitutes performance of the obligation.

1.3	Parties

	(1)	If more than one Person comprises a Party, each Person:

(a) is jointly and severally liable for the performance by the Party of the Party’s obligations under the Agreement; and

(b) must act only jointly in relation to the exercise by the Party of the Party’s rights under the Agreement.

	(2)	An obligation, representation or warranty in favour of more than one Person is for the benefit of them separately and jointly.

	(3)	A Party which is a trustee is bound both personally and in its capacity as a trustee.

1.4	Consents or Approvals

Except as expressly provided otherwise in the Agreement, if the doing of any act, matter or thing under the Agreement is dependent on the consent or approval of a Party or is within the discretion of a Party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the Party, acting promptly and reasonably.

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1.5	Consideration

The Parties acknowledge that the Agreement is entered for good and fair consideration and, to this end, will pay to each other the sum of one dollar ($1.00) as recognition of such consideration, which is deemed to be paid and received.

1.6	Pre-Conditions

Where in the Agreement a pre-condition is prescribed in relation to any right or benefit that a Party might become entitled to enjoy, the Party will only be entitled to the right or benefit if the pre-condition is satisfied.

1.7	Appendices

The following appendices are attached to and incorporated in the Agreement:

A	Accounting Procedure
B	Properties, Security Interests and Rights of Third Parties
C	Royalty
D	Investment Schedule
E	Tax Matters
F	Mineral Rights
G	Other Rights
H	Pre-Permitting Costs
I	Litigation, Arbitration, Administrative or Other Proceedings
J	Material Permits
K	Memorandum of Agreement
L	Joinder Agreement

1.8	Calculation of Time

If any time period in the Agreement ends on a day of the week which is not a Business Day, then despite any other provision of the Agreement, that period will be extended until the end of the next following day which is a Business Day.

1.9	Incorporation of Definitions

Unless the contrary intention appears, where a word or expression is defined or given meaning in the Earn-In Agreement, that word or expression has, despite any termination or expiration of the Earn-In Agreement, the same meaning when used in the Agreement.

2.	REPRESENTATIONS AND WARRANTIES AND ACKNOWLEDGEMENTS

2.1	Mutual Representations and Warranties of the Participants

Each Participant represents and warrants to the other Participants that:

(1) it is duly organized and validly exists under the Law of its place of formation;

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(2)	it has full legal capacity and power:

(a) to own the property and assets and to carry on the business as set forth in the Agreement; and

(b) to enter into the Agreement and to perform its obligations under the Agreement;

(3)	it has taken all necessary action that is necessary to authorize its entry into the Agreement and to perform its obligations under the Agreement;

(4)	the Agreement constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy;

(5)	neither its execution of the Agreement nor the carrying out of its obligations under the Agreement, does or will:

(a) contravene any applicable Law to which it or any of its property is subject or any order of any Governmental Authority or other Person that is binding on it or any of its property;

(b) contravene, violate or constitute a default under any undertaking, agreement or instrument binding on it or any of its property or to which it is a party; or

(c) contravene its constitution or other constating documents;

(6)

no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, pending or threatened against it which if adversely decided could, in the reasonable opinion of the Participant’s management, have a material adverse effect on the Participant’s business, assets or financial condition such as to materially impair its ability to perform its obligations under the Agreement, provided, however, after the execution of the Agreement, within 2 Business Days after being served with or receiving notice of any proceeding that results in the representation and warranty in this subsection (6) not being true, a Participant shall give written notice to the other Participants of such matter and shall have 20 Business Days thereafter to cure the non-conformance prior to such matter becoming a Default under this Agreement.

(7)	no liquidator, trustee in bankruptcy, receiver or receiver and manager or other external administrator is currently appointed in relation to it or any of its property; and

(8)	it is a “United States person” for U.S. federal income tax purposes.

The representations contained in this clause 2.1 will be treated as made and be binding upon each Party continuously during the term of the Agreement.

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2.2	Rosemont

Rosemont represents and warrants to KC that as at the Effective Date:

	(1)	it is lawfully authorized to hold the Mineral Rights;

(2)

Rosemont is the legal and beneficial owner of that interest in the Properties detailed in Appendix B and has, and, subject to Law and obtaining all required and necessary consents and permits, will have, full right, power and capacity to deal with the Properties in accordance with the provisions of the Agreement, including without limitation the right, power and capacity to transfer beneficial ownership and use of the Properties to the Joint Venture and, upon its formation, an LLC;

(3)

the Properties are validly subsisting and in good standing and are not, and will not be, liable to forfeiture or cancellation, but may by Law be subject to a taking by a Governmental Authority on payment of just compensation;

(4)

except for the Security Interests and the interests of third parties, both as detailed in Appendix B, the Properties are free from all Security Interests and the rights, interests and claims of third parties of every description;

	(5)	Rosemont is not in breach of any of the terms and conditions attaching to the Properties or of any Law (statutory or otherwise) applicable to the Properties;

(6)

all Expenditure and work requirements, rates, rentals and other outgoings which have fallen due for performance or payment in respect of the Properties have, and will have, been performed or paid except where Rosemont has been granted an extension of time within which to perform or pay such obligations or payments;

(7)

Rosemont has complied with all applicable Law with respect to the Properties and subject to Appendix B, Rosemont may enter into, under or upon the Properties for all purposes of the Agreement without making any payment to and without accounting to or obtaining the permission of any other Person;

(8)

to the knowledge of Rosemont, save as disclosed in Appendix I, there is no litigation, arbitration, administrative or other proceeding pending or threatened in relation to any of the Properties and Rosemont is not aware of any act, fact, matter or thing which may give rise to any such proceedings;

(9)

the execution, delivery and observance of the Deed of Trust does not contravene, violate or constitute a default under any undertaking, agreement or instrument binding on it or any of its property or to which it is a party; and

	(10)	the form of the Joint Venture contemplated by this Agreement will not affect the already commenced permitting process for the Project and the Property, nor will it

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affect the obtaining of any other required permits for the Project and the Property, as a result of Rosemont maintaining the legal registered ownership of the Property.

2.3	KC

KC represents and warrants to Rosemont that, as at the Effective Date, those Persons which directly or indirectly hold an interest in KC are Korea Resources Corporation and LG International Corp. and their respective interests are as follows:

Korea Resources Corporation	50%
LG International Corp.	50%

2.4	Mutual Acknowledgement of the Participants

The Participants acknowledge and agree that ranching activities are conducted by Rosemont or Affiliates owned and controlled by Rosemont at the Effective Date and that those ranching activities are of significant value to the Project by reason of assisting Rosemont in maintaining Project surface area rights and that such ranching activities should be and are included in the definition of Mining Activities such that such ranching activities are subject to the control of the Operator and the program and budgeting protocol detailed in the Agreement and all revenues are included in the revenue of the Joint Venture.

3.	COVENANTS OF ROSEMONT

3.1	Covenants of Rosemont

Rosemont covenants and agrees that:

(1)

on or before the Effective Date, it shall cause its sole shareholder to provide written confirmation to KC that it will, on behalf of KC, for so long as both Rosemont and KC are Participants, nominate one individual of KC’s choice for appointment to Rosemont’s five-person Board of Directors, and vote its shares in favour of such appointment;

(2)

after this Effective Date and until the Agreement is terminated in accordance with its terms, Rosemont will not enter into, commit or conduct any other business activities other than the holding of the Properties and the Mining Activities; and

(3)

it shall amend its constating documents to provide that, except where expressly contemplated in an Approved Program or Approved Budget or in respect of a disposition having an aggregate value of less than $1,000,000, any disposition of Assets associated with Mining Activities shall require a unanimous resolution of the Rosemont Board of Directors.

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3.2	Covenant of KC

KC covenants and agrees to maintain KC as an “United States person” for U.S. federal income tax purposes.

4.	JOINT VENTURE

4.1	Establishment of Joint Venture

The Participants hereby associate themselves in and constitute, with effect on and from the Effective Date, a contractual joint venture called the Rosemont Copper Joint Venture for the following purposes:

(1) to develop one or more Mines and to commence and continue production of Saleable Mineral Product on a commercial scale;

(2) to carry on any other activity in connection with or incidental to any of the foregoing including the extraction, beneficiation, processing or refining of Mineral Product; and

(3) to close and remediate the Mine or Mines, as required by applicable Law.

4.2	Dedication of Assets

The Parties agree that Rosemont will hold title to the Assets as of the Effective Date for the use by the Joint Venture in accordance with the terms and conditions of the Agreement, which Assets shall thereby be considered Joint Venture Property and the undivided right, title and interest in which will be deemed, subject to clause 4.9, owned by the Participants in proportion to their respective Participating Interests from time to time.

4.3	Rights and Liabilities Several Not Joint

As between the Participants the rights, duties, obligations and liabilities arising out of the Joint Venture will be several and not joint, it being the express purpose and intention of the Participants that the ownership of their respective interests in all Joint Venture Property must be as joint venturers or as partners pursuant to the terms of the Agreement in proportion to their Participating Interests and that all liabilities and obligations to third parties arising out of Joint Venture Activities will be borne by the Participants in proportion to their respective Participating Interests. Notwithstanding anything to the contrary herein, the obligations of Rosemont under that certain Settlement Agreement and Mutual Release made as of February 11, 2009 by and among ASARCO LLC, Rosemont, Augusta Resource Corporation, Rosemont Ranch, LLC, TWW Investments, LLC, DAS Holdings, LLC, Habibi, LLC, West Santa Rita Land, LLC and Lazy Y I Ranch, LLC shall not be the obligation of the Joint Venture but shall remain the obligation of Rosemont in its individual capacity and not in its capacity as a Participant or as the Operator.

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4.4	No Partnership or Fiduciary Relationship

Save as detailed in Article 22, the Participants agree and declare that the Agreement must not be construed as constituting an association, corporation, mining partnership or any other kind of partnership and, except for any agency specifically provided for in the Agreement, nothing in the Agreement will be deemed to constitute a Participant a partner, agent or legal representative of any other Participant for any purpose whatsoever and, except to the extent contemplated by clauses 4.6, nothing in the Agreement will create or be deemed to create a fiduciary relationship between the Participants, nor between the Operator and the other Participants or any of them.

4.5	No Holding Out

No Participant will, except as permitted by the Agreement, directly or indirectly use or permit the use of the name of any other Participant for any purpose related to the Properties or the Agreement.

4.6	Obligations of Participants

Each Participant (including the Operator) must act honestly, fairly and in accordance with usual mining practices in relation to the affairs of the Joint Venture and to the conduct of Joint Venture Activities.

4.7	INTENTIONALLY DELETED

4.8	Dealing with Joint Venture Property

Subject to Article 17, a Participant must not at any time sell or assign or grant any option over or create any Security Interest in or on the Joint Venture Property without the prior consent in writing of the other Participants and the Operator (if not a Participant) must not do, suffer, allow or permit any of the foregoing without a prior Unanimous Resolution.

4.9	Holding of Properties

All Joint Venture Property, whether acquired before or after the Effective Date, shall (subject to clause 4.18) be held by Rosemont for use by the Joint Venture in accordance with the terms and conditions of the Agreement by the Participants in proportion to their respective Participating Interests from time to time. All Joint Venture Property and interest therein held by a Participant shall be held, used, dealt with or applied solely for the purposes of the Joint Venture or as otherwise permitted under this Agreement.

4.10	Deed of Trust

So as to provide security to KC as to Rosemont's obligations under the Agreement, Rosemont agrees to grant KC the Deed of Trust charging and registered against the Properties provided that the Deed of Trust shall provide that it is subordinate to all Security Interests detailed in Appendix B, Rights of Third Parties and any Project

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Security and any security interests which reasonably requires priority and KC shall, as and when required, execute any necessary registrable priority or subordination or intercreditor agreement as may reasonably be necessary to document such subordination.

4.11	Information

Each Participant must promptly inform the Operator of the receipt of any notice, correspondence or other communication which relates to the Properties or the Project and provide the Operator with a copy of those communications or, if the same is not in writing, with a memorandum setting out the substance of the notice, correspondence or other communication.

4.12	No Partition

Unless otherwise agreed by the Participants in writing, neither Participant may seek partition, whether by any Court or otherwise or seek an order of any Court for the sale of any of the Joint Venture Property.

4.13	Recording of Agreement

No Participant will be entitled to record the Agreement, but a memorandum of the agreement in the form attached hereto as Appendix K shall be filed for record in the office of, or on or in any register or record maintained by, any Governmental Authority, in order to give notice to third parties of such Participant’s Participating Interest in the Joint Venture Property. The Operator must promptly, with the cost of doing so being Joint Venture Expenditure, do all things (including executing and if necessary delivering all documents) necessary or desirable to perfect such recording.

In the event of termination of the Joint Venture or a Participant ceasing to be a Participant pursuant to clauses 12, 16, 17 or 19, then such Participant shall execute and deliver to the other Participants a release of its interest in the said memorandum of agreement, failing which the Operator is hereby constituted the attorney of each Participant to execute such release on behalf of such Participant in such event.

4.14	Abandonment of Project

If all Participants decide to abandon the Project prior to the granting of all Material Permits, then KC shall be entitled to recovery of the amount of the Investment contributed in priority to any distribution between the Participants based on Participating Interest, and accordingly KC’s Participating Interest shall be appropriately adjusted and any further distribution shall take into account such adjusted Participating Interest.

4.15	Financing of Project

Rosemont shall use its commercially reasonable timely, best efforts to obtain third party project loan financing (the “Project Lending”) on commercial terms acceptable to the Parties, acting reasonably, and in an amount sufficient to fund the Project (unless mutually otherwise agreed) plus a sufficient cost overrun facility for the purpose of

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placing the Project in Commercial Production. Rosemont will endeavour, on a best efforts basis, to negotiate Project Lending on a non-recourse basis, however, if the lenders insist on guarantees or other conditions or requirements, then the Participants will provide such guarantees and will meet such other conditions or requirements severally in proportion to its respective Participating Interest. Any encumbrance on the Joint Venture Property (save those detailed in clause 4.10) that would materially affect the Deed of Trust shall require the consent of KC.

The Participants:

(1)	shall each make its best efforts to cooperate with and provide assistance and support to Rosemont to obtain the Project Lending on the bases set forth above; and

(2)	will each warrant and agree that it will receive no direct or indirect financial benefits or advantage collateral to the Project Lending.

4.16	Secondment

KC shall have a right to dispatch a maximum of three (3) duly qualified secondees to the Joint Venture, the roles and compensation of such secondees to be determined by the Management Committee. Such secondees shall be employed by and work at the direction of the Operator.

4.17	Distributions

Subject to maintaining reasonable reserves for Joint Venture payables and contingencies (including in respect of Expenditures anticipated to be incurred in the next 3 months of any current Approved Budget or budget under consideration) the Operator shall cause the Joint Venture’s funds to be distributed from the Joint Venture Account to the Participants no less than quarterly, in proportion to each Participants Participating Interest; provided such distributions shall be subject to an accounting on the Joint Venture financial year- end, based on the respective Participating Interests in effect as at such year-end.

4.18	Conversion To Limited Liability Company

Once all Material Permits are granted in respect of the Project, then the Participants agree that, subject to Law and any necessary permits and consents:

(1)

the Joint Venture shall be converted into an LLC, of which the Participants shall be the only members, holding interests proportionate to their respective Participating Interest at the time of formation of such LLC;

(2) the governing document of the LLC shall reflect the terms of the Agreement mutatis mutandis;

(3) the Assets of the Joint Venture shall be transferred by the registered owner to the LLC, provided that any Asset of the Joint Venture title to which might reasonably

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be prejudiced by such transfer shall not be so transferred and shall remain in the name of the registered owner who shall hold such Asset for the benefit of the LLC; and

(4)	the Deed of Trust shall be released.

5.	PARTICIPATING INTERESTS

5.1	Participating Interests

The Participating Interests of the Participants on the Effective Date will be:

(1) Rosemont: 100%, but subject to adjustment pursuant to the Earn-In; and

(2) KC: nominal, but subject to adjustment pursuant to the Earn-In.

5.2	Adjustment and Capital Accounts

The Participating Interests of the Participants will be subject to adjustment in such manner as may from time to time result from:

(1) any transfer, sale, assignment, disposal or acquisition of the whole or any part of a Participant’s Participating Interest under or as permitted by the Agreement;

(2) dilution under Article 12;

(3) pursuant to the provisions of the Earn-In Agreement; and

(4) pursuant to clause 4.14.

Upon any reduction of a Participant’s Participating Interest under any provision of this Agreement, a percentage of the Capital Account of the Participant whose Participating Interest has been reduced equivalent to the percentage reduction in the Participating Interest of that Participant shall be transferred to the other Participant. No such transfer shall occur, however, if the reduction of a Participant’s Participating Interest occurs in connection with an event with respect to which the Capital Accounts of the Participants are restated pursuant to Paragraph 4.1(g) of Exhibit E (in which case the provisions of Paragraph 4.1(g) of Exhibit E shall govern any adjustment of Capital Accounts). Upon any relinquishment, termination or elimination of a Participant’s Participating Interest under any provision of this Agreement, that Participant’s Capital Account shall be transferred to the remaining Participants in proportion to their then Participating Interests.

6.	CONTRIBUTION TO JOINT VENTURE EXPENDITURE

6.1	Obligation to Contribute

Subject to clauses 6.5 and 16.14, each Participant must contribute all Joint Venture Expenditure (to the extent that it is not funded by the Investment, the Project Lending amount and any amounts received pursuant to any agreement or agreements entered into

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pursuant to clause 7.11(2)) incurred in conducting Approved Programs and otherwise incurred as contemplated by Approved Budgets or otherwise incurred in a manner provided for in the Agreement, in proportion to its Participating Interest on each date on which a contribution is due to be made.

6.2	Timing of Contributions

If in any Financial Year contributions to Joint Venture Expenditure are required to be made by a Participant under the Agreement, then the Operator must issue a notice to the appropriate Participant in accordance with the requirements of this Article 6 (“Cash Call Notice”) for each calendar month. Any Cash Call Notice must not be issued more than 20 Business Days but less than 10 Business Days in advance of the calendar month to which the Cash Call Notice relates.

6.3	Operator’s Cash Call Notices

All contributions to Joint Venture Expenditure required to be made by a Participant under the Agreement must be made by that Participant paying to the Operator, on or before the first day of the month to which the Cash Call Notice relates, the amount stated in the Cash Call Notice as being the amount due to be contributed by that Participant. Every payment made by a Participant will be without prejudice to the right of that Participant to seek an adjustment in respect of any typographical or arithmetic error in a Cash Call Notice.

6.4	Manner of Payment to Operator

All payments to be made to the Operator must be made by wire, cheque or draft delivered to the bank account detailed in clause 7.17.

6.5	Joint Venture Expenditure

(1)	The Pre-Permitting Costs to a maximum of $70,000,000 shall be solely funded by advances of the Investment by KC.

(2)

Notwithstanding the Investment Schedule, KC shall not be obliged to contribute any portion of the Investment, other than the Pre-Permitting Costs, until such time as all Material Permits are granted in respect of the Project.

(3)

After the Material Permits are granted in respect of the Project, all Joint Venture Expenditure shall be funded from the following sources in the following priority and, in respect of subclause (a) below, on the following terms and conditions:

(a)

firstly, pro rata from the balance of Investment and from any advances made pursuant to any agreement or agreements entered into pursuant to clause 7.11(2) (based on a 106:230 ratio), provided that the advances of the balance of the Investment shall be made by KC forthwith as and when KC receives evidence that an advance is ready to be made under such agreement or agreements and the amount of such advance;

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(b)	secondly, any Project Lending; and

(c)	thirdly, contributions of Participants as detailed in clause 6.1.

6.6	Basis of Cash Call Notice

An Operator’s Cash Call Notice must specify, in such detail (if any) as the Management Committee may from time to time prescribe:

(1)

the total sum required by the Operator to fund the Joint Venture Expenditure anticipated by the Operator under the Approved Budget for the next calendar month of the then current Financial Year showing separately estimates concerning (as applicable) Expenditure for capital works, Pre-Construction Expenditure, Construction Expenditure, Mine Expenditure and Operating Expenditure; and

(2) Subject to clause 6.5, each Participant’s proportion (determined in proportion to Participating Interests) of the total sum set out in clause 6.6(1) to be paid by the Participant:

(a)

less the amount of any overpayment by that Participant in respect of the previous month (being where the Cash Call Notice for the previous month was in excess of the actual Joint Venture Expenditure incurred by the Operator for that previous month) and the amount of all interest (in proportion to that Participant’s Participating Interest) received on the Joint Venture Account;

(b)

plus the amount of any underpayment by that Participant in respect of the previous month (being where the Cash Call Notice for the previous month was less than the actual Expenditures incurred by the Operator for that previous month).

Despite the foregoing, in making a determination under clause 6.6(2) for a Defaulting Participant, all interest on the Joint Venture Account referred to in clause 6.6(2) accruing after the date on which that Defaulting Participant became a Defaulting Participant must be ignored and the proportions otherwise determined for the Non-defaulting Participant must be adjusted accordingly.

6.7	Cash Call Notices to be Consistent with Earn-In Agreement; Cash Call Defaults

Every Cash Call Notice issued by the Operator under clause 6.3 must be consistent with the Investment Schedule and clause 6.5. Until the Investment is fully advanced, any default by KC under a Cash Call Notice shall be solely governed by Section 3.4 of the Earn-In Agreement.

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6.8	Cash Call Notices to be Consistent with Agreement

Subject to clause 6.7, every Cash Call Notice issued by the Operator under clause 6.3 must be based on estimates which are consistent with the provisions of the Agreement relating to the incurring of Joint Venture Expenditure.

6.9	Delay Interest on Default Amount

A Defaulting Participant will be liable to pay Delay Interest, on demand by the Operator or a Non-defaulting Participant, on the aggregate of the Default Amounts from time to time owing by that Defaulting Participant, which Delay Interest will be added to the Default Amount on the first day of each month until the Default Amount is paid in full.

6.10	Contribution Notice

The Operator must immediately, after an amount has become a Default Amount in respect of a Defaulting Participant by notice to the Non-defaulting Participant, request payment by it of the Default Amount (“Contribution Notice”) and, within 40 Business Days of receipt of a Contribution Notice, the Non-defaulting Participant may pay to the Operator the Default Amount or where there is more than one Non-defaulting Participant, a pro-rata proportion (determined in proportion to the respective Participating Interests of the Non-defaulting Participants) of the Default Amount. If a Contribution Notice is given, whether or not any Non-defaulting Participant has paid to the Operator its pro-rata amount of the Default Amount, any Non-defaulting Participant may, despite clause 10.15, convene a meeting of the Management Committee on five Business Days notice to consider the giving of directions to the Operator to reduce or defer the Joint Venture Activities proposed to be carried out in the next calendar month, taking into account the fact that the Default Amount is not available. At that meeting of the Management Committee, the members of the Management Committee appointed by the Defaulting Participant despite clause 10.13 will not be entitled to vote on any question concerning the reduction or deferral of Joint Venture Activities. If such reduced or deferred Joint Venture Activities are approved by the Management Committee, then the funding thereof shall be solely by the Non-defaulting Participants and such activities and funding shall not in any manner affect the status of the Defaulting Participant or of the Default Amount.

6.11	Recovery

A Default Amount and Delay Interest on a Default Amount will immediately be a debt of the Defaulting Participant due or recoverable by action brought by:

(1)	a Non-defaulting Participant which pays a Default Amount in response to a Contribution Notice; or otherwise.

(2)	the Operator or the Non-Defaulting Participant on behalf of the Joint Venture.

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6.12	Non-defaulting Participants Entitlement to Delay Interest

A Non-defaulting Participant who pays a Default Amount will be entitled to Delay Interest which accrues on that Default Amount from the date on which the amount comprising the Default Amount first fell due for payment to the date the Default Amount is paid to it by the Defaulting Participant.

6.13	Accounting for Payment

Each payment made by a Defaulting Participant to the Operator or to a Non-defaulting Participant (regardless of the Defaulting Participant’s intention concerning that payment) must be applied:

(1)	in satisfaction of Delay Interest accrued to the date of payment;

(2)	in reduction of a Default Amount; and

(3)

the balance, if any, remaining must be applied in payment or part payment (to the extent of the balance) of a contribution due to be made by the Defaulting Participant under clause 6.1 the amount of which has not yet become a Default Amount.

The recipient of a payment made by a Defaulting Participant in respect of a Default Amount must account for the amount of Delay Interest received in accordance with the entitlements provided for in clause 6.12 and for the amount of each Default Amount to the Non-defaulting Participant, or where there is more than one Non-defaulting Participant, in the proportions in which they have contributed that Default Amount.

6.14	Remedy of Default

A Defaulting Participant will be deemed not to have remedied its default in respect of a Default Amount until the Defaulting Participant has paid either to the Operator or to a Non-defaulting Participant who paid the Default Amount (as may be appropriate) the whole amount of the Default Amount and all Delay Interest accrued on the Default Amount and that such payment is made within the 20 Business Day period detailed in clause 6.10. Other than this right of remedy, a Defaulting Participant shall have no right to remedy its default without the written consent of the Non-defaulting Participant, save for one time only during the currency of the Agreement a Defaulting Participant, prior to expiry of the said 20 day cure period detailed above, may give notice to the Non- defaulting Participant that it elects to extend the said cure period by another 20 Business Days, in which case such cure period shall be so extended.

6.15	Consequences of Default

If a Participant shall become a Defaulting Participant and fails to cure such default as permitted in clause 6.14, then in addition to any other remedies, the Non-Defaulting Participant may elect, by notice to the Defaulting Participant, either:

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(1)	the purchase or sale of the Participating Interest of the Defaulting Participant pursuant to Article 16; or

(2)	the dilution of the Participating Interest of the Defaulting Participant pursuant to clause 12.3.

7.	OPERATOR

7.1	Identity of Operator

Subject to the Agreement, Rosemont will be the Operator in respect of all phases of the Joint Venture until either the Management Committee resolves by Unanimous Resolutions otherwise or the Operator is replaced pursuant to clause 7.2. Concurrently with the execution of the Agreement or the replacement of the Operator, any Operator which is not a Party must execute a Joinder Agreement with the Participants whereby the Operator accedes, among other things, to all of the obligations of the Operator under the Agreement.

7.2	Option to be Operator

If at any time after the Effective Date a Participant who is not the Operator holds greater than a 50% Participating Interest, then that Participant will have the option to become the Operator and, upon exercising the option by notice in writing to the current Operator, the current Operator will be deemed to resign as Operator and that Participant will become Operator on the date:

(1) fixed by the Management Committee by Unanimous Resolution; or

(2) where the Management Committee fixes no date, that date that is 6 months after the date on which the Participant exercised its option under this clause 7.2 to become Operator.

7.3	Operator as Agent: General

Subject always to clause 7.10 and any Emergency Expenditures:

(1)

All Joint Venture Activities must be carried out by the Operator or under the supervision and control of the Operator as agent for and on behalf of the Participants severally in proportion to their respective Participating Interests and for this purpose the Operator will have full possession and control of all day-to- day Joint Venture Property and all powers and authorities necessary or desirable to enable the Operator to carry out or procure the carrying out of all Joint Venture Activities (including the power to delegate any, but not all, of its powers, authorities and functions under the Agreement as the Operator considers in the best interests of the Joint Venture and in accordance with good mining practice).

(2) Each Participant hereby irrevocably appoints the Operator and each of its employees and agents from time to time duly authorised by the Operator in that

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behalf to be its true and lawful attorney, while the Operator remains Operator, to act for it and in its name or the name of the Operator as the Operator deems fit for the purpose of doing all matters, acts and things and signing, executing and delivering all deeds, documents, instruments and assurances as may be necessary or desirable to be done or signed, executed or delivered by the Participant solely for the purpose of enabling the Operator to carry out its functions and perform its duties and obligations under the Agreement.

(3)

Each Participant agrees that it will ratify and confirm all acts done under the foregoing powers by the Operator or its employees or agent duly authorised by the Operator in that behalf and declares that the Operator will not be liable for any involuntary loss that may arise in or from the exercise or non-exercise of the foregoing powers or any of them.

(4)

If and to the extent that the Operator from time to time reasonably requires, each Participant must do all lawful acts reasonably necessary to ensure that the foregoing powers of attorney are effective for the purposes of the Agreement.

(5) The Operator shall, save as herein specifically excepted, operate in accordance with Approved Programs and Approved Budgets.

7.4	General Standard for Operator

The Operator must carry out all Joint Venture Activities in a good and workmanlike manner in accordance with good exploration and mining practice and in accordance with Law.

7.5	Operator’s Duty of Care

The Operator must act with and exercise the care, prudence and diligence which would normally be applied by a prudent and qualified Operator under the same or similar conditions.

7.6	Operator’s Qualifications

The Operator (including any Operator who is not a Participant) must have sufficient experience in the mining industry to fulfill its role as herein contemplated (and Rosemont is hereby acknowledged by the Parties to be so qualified), be duly authorised to conduct business in the State of Arizona and must hold all necessary licences and authorities to act as Operator. Any Participant may request the Operator to provide evidence of such authorization, licences and authorities.

7.7	Limitation on Obligation to Bear Expenditure

The Operator must not be required to meet or bear any Joint Venture Expenditure otherwise than out of the Joint Venture Account and any obligation imposed on the Operator requiring the expenditure of money will be read as if expressed to be subject to this clause 7.7. If an Operator meets or bears any Joint Venture Expenditure as a

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consequence of the failure of Participants to pay any Cash Call Notice, then as long as the Operator is not a Defaulting Participant, the Operator will be entitled to charge each Defaulting Participant interest at the Delay Interest on that Joint Venture Expenditure from the date that the Operator met or bore that Joint Venture Expenditure until repaid that Joint Venture Expenditure by the Defaulting Participants. The Operator shall not be entitled to Delay Interest where the Operator is a Participant and such Participant has charged Delay Interest thereon.

7.8	Delegation and Acts of Delegate

(1)

Subject to the unanimous approval of the Management Committee, the Parties agree that the Operator will be entitled to delegate its powers and functions as Operator to a non-Participant, including an affiliate of the Operator.

(2)

If the Operator delegates to any delegate the exercise of any of its powers or authorities or the performance of any of its functions under the Agreement then all of the acts, defaults and omissions of the delegate will be deemed to be the acts, defaults or omissions of the Operator. The Parties agree that, for the purpose of this clause 7.8, the Operator will not be deemed to have delegated to a delegate its powers and functions as Operator by virtue only of the fact that the Operator engages a contractor or subcontractor to carry out any Joint Venture Activity.

7.9	Management Committee Directions

The Operator must act in accordance with all lawful directions and instructions of the Management Committee given in accordance with the Agreement.

7.10	Specific Duties

Subject to and in accordance with the Agreement and the directions and instructions from time to time of the Management Committee, the Operator must use reasonable efforts to:

(1)

ensure that the Properties are at all times kept in good standing in full force and effect, the costs of doing so being Joint Venture Expenditure, whether or not included in an Approved Budget, provided if not, then provided the costs do not exceed 10% of the then Approved Budget;

(2)

subject to approval by Unanimous Resolution, take such steps as will be necessary to apply for or otherwise obtain in the name of the Operator and for the benefit of the Participants additional or replacement Properties as the Operator may consider necessary or desirable to obtain for the purposes of the Joint Venture or as the Management Committee may direct, the costs of doing so being Joint Venture Expenditures whether or not included in an Approved Budget, provided if not, then provided the costs do not exceed 10% of the then Approved Budget;

(3) comply with the provisions of all agreements, instruments of title or other documents under which the Joint Venture Property is held;

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(4)

subject to contribution of Joint Venture Expenditure by the Participants, pay all Joint Venture Expenditure properly incurred promptly as and when due, but not, unless authorised by the Management Committee, incur or commit to Joint Venture Expenditure which results in a variance in excess of 10% of the total amount of Joint Venture Expenditure provided for in an Approved Budget except in the event of Emergency;

(5)	except:

(a) for the Security Interests and the rights, interests and claims of third parties described in Appendix B; or

(b) as permitted by the Agreement or as arising by operation of Law,

keep the Joint Venture Property free of all liens, encumbrances and charges;

(6)

pay rentals, taxes or other payments and do all such other things as may be necessary to maintain the Properties in good standing, including staking and restaking mining claims, and applying for licenses, leases, grants, permits, patents and other rights to and interests in the Joint Venture Property whether or not included in an Approved Budget;

(7)

perform all assessment and other work and pay all fees of Governmental Authorities required by Law in order to maintain the unpatented mining claims and mill sites included within the Properties and properly and timely record and file with the appropriate county and file with the appropriate United States agency, any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of fees of Governmental Authorities, the performance of assessment work or intent to hold the claims and sites, in each case in sufficient detail to reflect compliance with applicable requirements to maintain the unpatented mining claims and mill sites in good standing;

(8)	obtain and maintain all permits, approvals, consents, waivers and permissions as may be necessary or advisable to carry out any Approved Program, whether from any Governmental Authority or otherwise;

(9)

insure and keep insured that part of the Joint Venture Property that is of an insurable nature, for an amount that a prudent owner of property of the kinds comprised in the Joint Venture Property would insure the same (or such other amount as the Management Committee may from time to time approve) with a reputable and solvent insurer, in the names of the Participants for their respective interests from time to time in the Joint Venture Property and against such risks as would usually be insured against by a prudent owner of property of the kinds comprised in the Joint Venture Property (and such other risks as the Management Committee may from time to time direct) and the premiums payable for the insurances will be Joint Venture Expenditure, whether or not included in an Approved Budget; provided the costs do not exceed 10% of the Approved Budget; and

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(10)

with respect to the Mineral Rights which are unpatented Federal mining claims, perform or cause to be performed all assessment and other work in a manner consistent with that required by Law, properly and timely record and file all affidavits of assessment work and other required filings, and make all fee payments with appropriate governmental agencies, as required by Law in order to maintain the unpatented claims in good standing.

7.11	Sale of Product

The Operator must, on behalf of the Joint Venture:

(1)

from time to time take delivery of the Saleable Mineral Product (other than silver and gold in concentrate) and have same smelted, refined or otherwise treated or beneficiated (as the case may be), transported and sold or disposed of, for the best terms and conditions reasonably obtainable, as determined by the Operator, and negotiate agreements pertaining thereto and apply the proceeds from time to time received from such sale or disposal in the following order of priority:

(a)

in payment, satisfaction or reimbursement to the Operator of all costs, charges and expenses incurred by the Operator in connection with taking delivery of, storing, insuring, refining, smelting or otherwise treating or beneficiating, transporting and selling or disposing of that Saleable Mineral Product; and

(b) hold the balance of such proceeds for application in accordance with the directions of the Management Committee, subject to clause 4.17; and

(2)

negotiate and enter into sales agreement(s) (including to an Affiliate of Rosemont) of the silver and gold in concentrate produced from the Project for consideration and on terms and conditions determined by the Operator and consistent with the terms and conditions of the Precious Metals Purchase Agreement detailed in Appendix B to receive the proceeds from time to time received from such sale (including either the Deposit or the Gold Purchase Price, both as defined in such Precious Metals Purchase Agreement) as receipts of the Joint Venture.

7.12	Participant’s Insurance

(1) Clause 7.10 does not preclude any Participant from placing, for its own account, insurance for greater or other coverage than that placed by the Operator.

(2)

Any insurance effected and maintained by the Operator under clause 7.10 must provide that it is primary and that the insurer waives all rights it might have in relation to contribution from other insurers of a Participant.

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7.13	Reports

The Operator must in a timely manner:

(1) subject to clause 6.14, provide each of the Participants with a Report since the last Report was made:

(a) during the Pre-Construction Period, on a monthly basis;

(b) after the expiration of the Pre-Construction Period, monthly (or at such other intervals or additional times as the Management Committee may direct); and

(c) during Mining Operation, weekly production reports;

(2)

use its best efforts to time those Reports so that each Participant which is or whose immediate or ultimate holding company is a corporation listed on an Exchange can use the details in the progress report to assist it in complying with its obligations to report to such Exchange;

(3)

upon request by a Participant supply to that Participant reasonable supporting information or material in relation to such aspects of the Operator’s progress report as that Participant may reasonably specify in its request; and

(4) prepare and file or lodge and copy to the Participants all reports required by applicable Law to be submitted to any Governmental Authority or other Person.

7.14	NI 43-101 Data

Upon request by a Participant, the Operator must promptly make available to the Participant all such material and data including interpretive data (whether embodied in tangible or electronic form) generated from activities on the Properties as may be required by a Qualified Person as defined in National Instrument 43-101 for the purpose of preparing any reports as may be required by the Participant for disclosure purposes. No Participant who is an Operator will be obliged to disclose confidential proprietary information or techniques.

7.15	Regulatory Requirements and SOX

(1)

Upon request by a Participant, the Operator must promptly provide the Participant with such information, records or documentation (whether embodied in tangible or electronic form) as the Participant requests (to the extent such is in the Operator’s possession or otherwise generally available to it) so as to permit the Participant to comply with applicable Laws to which the Participant is subject or the rules or regulations of any regulatory or stock exchange having jurisdiction over the Participant or any of its Affiliates, including that which implement in whole or in part any of the principles of the Sarbanes-Oxley Act of 2002. If such information, records or documentation provided indicate deficiencies in the

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books, records or associated controls or procedures of the Operator, then the Operator must correct those deficiencies as promptly as practicable and provide reasonable evidence of same to the Participant.

(2)

In each Financial Year and upon the request of a Participant, the Operator must provide to the Participant a certificate, in form and content requested by the Participant (acting reasonably), certifying compliance with the principles of the Sarbanes-Oxley Act of 2002 or any other regulatory requirement. If the Participant (acting reasonably) considers changes in procedures of the Agreement are warranted to achieve such compliance then the Participant may give notice of same to the Operator and the Operator, after providing 10 Business Days notice of the proposed changes to the other Participants, to provide comments on the proposed changes, must implement such changes in a timely manner.

7.16	Accounts and Information

The Operator must:

(1)

in accordance with the Accounting Procedure or where the Accounting Procedure is not applicable, in accordance with applicable generally accepted accounting practice in the mining industry, keep and maintain such books of account and accounting records in relation to the Joint Venture as would normally be kept by an Operator under the same or similar circumstances;

(2)

at the request, made at any time and from time to time, and at the expense of a Participant the Operator must allow the books of account and accounting records (whether embodied in tangible or electronic form) referred to in clause 7.16(1) to be audited by an auditor (which may be the auditor of the Participant concerned) nominated by that Participant;

	(3)	prepare, have audited by its auditor and deliver to the Participants a set of accounts (together with the auditor’s report on those accounts) for the Joint Venture:

		(a)	in respect of each Financial Year; and

		(b)	at the direction of a Participant, in respect of a financial year of a Participant if that financial year comprises a period different to the Financial Year,

and all costs incurred in the Operator complying with this clause 7.16(3) will be Joint Venture Expenditure; and

(4)

make all technical information (including all samples and drill cores and assay results), data, statistics and reports and insurance policies (whether embodied in tangible or electronic form) available at all reasonable times for inspection by the Participants and must promptly furnish copies of those documents to a Participant requesting the same, at that Participant’s expense.

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Except as provided in clause 7.16(4), all costs and expenses incurred by the Operator in complying with this clause 7.16 will be Joint Venture Expenditure whether or not included in an Approved Budget.

7.17	Joint Venture Account

The Operator must open in its own name, but in trust for the Participants in proportion to Participating Interests, and maintain a special purpose bank account (which must be interest-bearing if possible) to be styled the “Rosemont Copper Joint Venture Account” into which account all contributions made by the Participants and all other receipts by the Operator on account of the Joint Venture must be deposited and from which all Joint Venture Expenditure will be paid or reimbursed to the Operator. For greater certainty, the Operator shall not use any funds from the Joint Venture Account except in connection with the Joint Venture.

7.18	Interest on Joint Venture Account

All interest earned on the Joint Venture Account must be held in and applied as part of the Joint Venture Account.

7.19	Participants to Assist Operator

Each Participant must do all things reasonably necessary on its behalf to enable the Operator to discharge all the obligations and duties of the Operator under the Agreement. Any costs or expenses reasonably incurred or expended by a Participant in such regard shall be deemed to be a Joint Venture Expenditure.

7.20	Prohibitions

The Operator must not, except with the prior approval of the Management Committee under clause 10.13 or except in an Emergency:

(1) knowingly enter into any contract or arrangement in connection with the Joint Venture with a Party or an Affiliate of a Party;

(2)

except where sufficient details are provided in an Approved Program or Approved Budget, enter into any contract or subcontract involving a commitment to an Expenditure, whether capital or operating, in excess of $1,000,000;

(3) except where expressly contemplated in an Approved Program or Approved Budget, sell or otherwise dispose of any Joint Venture Property having an aggregate market value exceeding $1,000,000;

(4) institute, defend, compromise or settle any court or arbitral proceedings or insurance claim involving an amount in excess of $250,000; or

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(5)	except as necessary to comply with Law or the requirements of any Governmental Authority having jurisdiction, suspend or curtail Mining Activities or any Mining Operation.

Despite the foregoing, the Management Committee may, at any time or from time to time agree to vary any or all of the sums specified in this clause 7.20.

7.21	Termination of Operator’s Appointment

The appointment of an Operator will terminate either at the instance of the Operator or of the Management Committee, and if the latter, only if the Management Committee so resolves by Unanimous Resolution.

7.22	Voluntary Resignation

	(1)	The Operator may resign upon not less than 6 months prior notice to the Participants.

(2)

If the Operator is a Participant, then the Participant which is not the resigning Operator may, if it and its Affiliates have a Participating Interest aggregating 20% or more, by notice to the resigning Operator elect to become the replacement Operator. Any notice containing that election must be given by the electing Participant to the resigning Operator within 20 Business Days after receipt of the resigning Operator’s notice of resignation. Upon delivery of such notice, the electing Participant will be deemed to be appointed as the replacement Operator by the Management Committee, effective on the expiration of the 6 month period referred to above or on such other date as fixed by the Management Committee.

	(3)	If:

		(a)	pursuant to clause 7.22(2), the Participant who is not the Operator does not elect to be appointed replacement Operator in accordance with clause 7.22(1); and

		(b)	the Management Committee does not, in accordance with the Agreement, appoint a replacement Operator within 80 Business Days after the commencement of the 6 month period referred to in clause 7.22(1), then the Participant who is not the Operator may, despite any provision of the Agreement to the contrary, appoint a replacement Operator and unless that appointment constitutes a breach of clause 4.6, the Participant who is resigning as Operator may not dispute that appointment under clause 24 or otherwise.

	(4)	If a Person who is not a Participant resigns as Operator then:

		(a)	any Participant may by notice to the other Participants, nominate third Persons to act as replacement Operator; and

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(b)	the Management Committee may, after consideration of the nominees referred to in clause 7.22(4)(a), appoint any of those nominees as replacement Operator.

7.23	Deemed Termination

Subject to clause 7.24, the appointment of an Operator will terminate upon the happening of any one or more of the following events or occurrences:

(1)

the Operator becomes, or informs the Participants, creditors of the Operator generally or any particular creditor of the Operator that it is, insolvent or unable to pay its debts as and when they fall due;

(2)

a liquidator or provisional liquidator, a receiver or receiver and manager, assignee, custodian, trustee, sequestrator or an analogous Person is appointed to, or in respect of, the Operator or any of its property;

	(3)	the Operator has a mortgagee seeking to exercise a right of possession or control over the whole or a part of its property;

(4)

the Operator enters into, or calls a meeting of its members or creditors with a view to entering into, a composition, compromise or arrangement with, or an assignment for the benefit of, any of its members or creditors, or a Court orders that a meeting be convened in respect of a proposed composition, compromise or arrangement between the Operator and its creditors or any class of its creditors, other than for the purpose of reconstruction or amalgamation;

	(5)	the Operator has any execution, writ of execution, injunction or similar order, attachment or other process made, levied or issued against it or in relation to any of its assets;

(6)

any application is made or other process commenced (not being an application or process withdrawn, discontinued or dismissed within 20 Business Days of being filed) seeking an order for the appointment of a provisional liquidator, a liquidator, a receiver or a receiver and manager or an analogous Person to or over the Operator or any of its property;

	(7)	the Operator is declared bankrupt or has filed for some form of protection from its creditors under applicable Law relating to or governing bankruptcy;

	(8)	there is a resolution of creditors or members, or an order of a court, to place in liquidation or bankruptcy or wind up the Operator;

	(9)	an event happens analogous to an event specified in clauses 7.23(1) to 7.23(8) under applicable Laws;

	(10)	the Operator commits a Terminable Breach and within 20 Business Days after notice in writing has been given to the Operator by a Participant specifying such

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default and demanding that the Operator remedy the same, the Operator does not cure such breach or is not in the process of diligently proceeding to cure such breach;

(11)

if the Operator is a Participant and fails to contribute Joint Venture Expenditure in accordance with a Cash Call Notice such that it becomes a Defaulting Participant and within 20 Business Days after notice in writing has been given to the Operator (in its capacity as a Participant) by a Non-Defaulting Participant specifying such default and demanding that the Operator (in its capacity as a Participant) remedy the same, the Operator (in its capacity as a Participant) does not cure such default;

	(12)	if the Operator is a Participant when appointed as Operator and subsequently ceases to be a Participant; and

	(13)	if the Operator is a Participant and it and its Affiliates cease to hold Participating Interests aggregating 10% or more unless no other Participant holds a greater Participating Interest.

7.24	Limitation of Reappointment and Voting for Replacement Operator

	(1)	Any Participant whose appointment as Operator is terminated under clause 7.23 (other than under clauses 7.23(11) or 7.23(13)) may not be reappointed as the Operator except upon a Unanimous Resolution.

(2)

Despite any other provision of the Agreement to the contrary, upon the deemed resignation of the Operator under clause 7.23, the Management Committee by Unanimous Resolution shall promptly designate a replacement Operator provided that the members of the Management Committee appointed by the Participant whose appointment as Operator is terminated under clause 7.23 will not be entitled to vote in respect of matters relating to the appointment of a new Operator at the meeting of the Management Committee to consider the resolution referred to in this clause or any subsequent meeting upon such clause should that meeting be adjourned.

7.25	Former Operator’s Obligations

Any Participant ceasing to act as Operator must promptly turn over, transfer and surrender custody and control of all equipment and all information, books, records, accounts and other documents (whether embodied in tangible or electronic form) and all other Joint Venture Property held or maintained by that Participant in its capacity as Operator to the replacement Operator in the manner directed by the resolution of the Management Committee appointing the replacement Operator.

7.26	Access to Joint Venture Property

The duly authorised representatives of each Participant and, subject to the permission of the other Participant, having first been obtained (which permission must not be

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unreasonably withheld), a consultant engaged by a Participant may, at the risk of the Participant concerned, have access to the Joint Venture Property at all reasonable times for the purposes of inspecting the Joint Venture Property and the Joint Venture Activities being carried out on the Joint Venture Property. Each Participant must ensure that its representatives or consultant, as the case may be, cause minimal inconvenience to or interference with the Operator or contractors or subcontractors of the Operator in the conduct of Joint Venture Activities, do not give any instructions or directions to any Person engaged in the conduct of Joint Venture Activities, and comply strictly with any safety regulations or instructions promulgated or given by or on behalf of the Operator.

7.27	Terms of Contracts

Every contract or subcontract entered into by the Operator for the purposes of the Joint Venture:

(1)

must specifically acknowledge that the Operator enters into the same as agent for the Participants on the basis that the Participants will be severally liable in proportion to their respective Participating Interests; and

(2)

which is not entered into on an arms length basis or is entered into with an affiliate of the Operator must, subject to clause 7.11(2), be on terms and conditions the equivalent of those which might reasonably have been expected to be available to the Operator from an arms length contractor or subcontractor.

8.	LIABILITY OF THE OPERATOR

8.1	Indemnification of Operator

Subject to this Article 8, each Participant must indemnify the Operator from and against any liability suffered, sustained or incurred by the Operator in respect of any loss, damage, claim, demand, proceeding, expense, injury or death (including reasonable legal fees) arising out of or as a consequence of performance by the Operator or its officers, employees or agents of the Operator’s obligations under the Agreement. This indemnity shall not apply in respect of any liability of the Operator to a Participant pursuant to clause 8.7.

8.2	Apportionment of Liability

A Participant’s liability to indemnify the Operator (whether under clause 8.1 or otherwise) will be reduced proportionally to the extent that any fraudulent act, omission or gross negligence of the Operator or its officers, employees or agents has caused or contributed to any loss, damage, claim, demand, proceeding, expense, injury or death.

8.3	No liability to indemnify

No Participant will be liable to indemnify the Operator (whether under clause 8.1 or otherwise) where any loss, damage, claim, demand, proceeding, expense, injury or death arises out of or as a consequence of any fraudulent act, omission or gross negligence of

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the Operator or its officers, employees or agents. For the purposes of this clause 8.3, “gross negligence” means wilful default or any act done recklessly or wantonly without regard for the consequences of that act.

8.4	Deeming of No Gross Negligence or Omission

An act or omission of the Operator or its officers, employees or agents performed or failed to be performed:

(1) at the direction of, or with the concurrence of, the Management Committee; or

(2) unilaterally and in good faith by the Operator to protect life or property, other than when such actions amount to gross negligence as defined in clause 8.3,

will be deemed not to be gross negligence or omission.

8.5	Indemnity Proportionate to Participating Interest

The obligation of each Participant to indemnify the Operator under clause 8.1 will be in proportion to its Participating Interest as at the date that the loss, damage, claim, demand, proceeding, expense, injury or death occurred or arose.

8.6	No Consequential Damages

Except in the case of fraud or gross negligence (which has the same meaning as given to that term in clause 8.3) and despite any other provision of the Agreement to the contrary, no Participant and its Affiliates (whether in its capacity as Operator or as an owner of a Participating Interest) will be liable to any other Participant or its Affiliates for or in relation to any indirect or consequential loss, liability or damage, including:

(1) loss of use of property which has not been physically lost, damaged or destroyed;

(2) loss of reputation, goodwill or any opportunity;

(3) business interruption, loss of actual or anticipated revenue, income or profits; or

(4)

special damages, however arising and despite any knowledge, awareness, expectation, representation, reliance or dependency on the part of either Party at the time of entry into the Agreement, under or in connection with it.

8.7	Operator’s Indemnity

Subject to this Article 8, the Operator must indemnify each Participant (other than itself where it is also a Participant) from and against any liability suffered, sustained or incurred by each such Participant in respect of any loss, damage, claim, demand, proceeding, expense, injury or death (including legal fees), not including consequential damages, arising out of or as a consequence of any fraudulent act or omission, or of gross negligence (which has the same meaning as given to that term in clause 8.3) of the

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Operator or its officers, employees or agents in connection with the Agreement and if the Operator fails to pay such amount and the Operator is a Participant, then the amount thereof shall constitute a Default Amount and such Participant shall be deemed to be a Defaulting Participant. Notwithstanding any implication to the contrary in this Article 8 but subject to clauses 8.4 and 8.6, each Participant shall have all remedies available at law or in equity in the event of any breach of this Agreement by the Operator.

9.	OPERATOR’S FEE

The Operator, if a Participant or an affiliate of a Participant, may charge such sums (“Operator’s Fee”) as may be included in any Approved Budget, the Parties acknowledging that it is intended that neither the Operator, nor its Affiliates which are not Participants, will make a profit or operate at a loss pursuant to its role as Operator.

10.	MANAGEMENT COMMITTEE

10.1	Establishment

A Management Committee must be established as soon as reasonably possible, and in any event no later than the Effective Date, to direct the Operator and all Joint Venture Activities.

10.2	Number of Members

The Management Committee must consist of six members.

10.3	Appointment of Members

Rosemont may appoint four and KC may appoint two of the members of the Management Committee from the date of the establishment of the Management Committee and each Participant may remove any member so appointed by it and appoint another Person as a member in his or her place. Each appointment and removal of a member must:

(1) be effected by notice to the Operator and the other Participants; and

(2) the notice must be signed by an authorised officer of the appointing Participant,

provided, if the Participating Interest of KC is, pursuant to Article 12, reduced to less than 10%, then KC shall be entitled to appoint only one member of the Management Committee and if the Participating Interest of Rosemont is, pursuant to Article 12, reduced to less than 20%, then KC shall be entitled to appoint four and Rosemont may appoint two of the members of the Management Committee.

10.4	Alternates

Each Participant may (in the same manner as specified in clause 10.3) appoint, remove and replace an alternate for each member of the Management Committee appointed by it,

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and each alternate will for all purposes be deemed to be a member of the Management Committee in the absence of the member whose alternate he or she is.

10.5	Observers and Advisers

If a member of the Management Committee gives prior notice to the other members of his or her intention to be accompanied by an observer or adviser at a specific meeting of the Management Committee, then such member may be accompanied by such number of observers and advisers as the chair of the Management Committee may determine, in its discretion, to be reasonable in the circumstances.

10.6	Attendance by Operator’s Representative

The Operator must ensure that at least one of its executive officers is available to attend each meeting of the Management Committee.

10.7	Quorum

A quorum at a meeting of the Management Committee must comprise 2 members representing at least 2 Participants (not being Affiliates of each other), the aggregate of whose Participating Interests is not less than 50%.

10.8	Effect of Quorum

If proper notice has been given, an agenda circulated prior to the meeting and a quorum is present at the commencement of a meeting of the Management Committee, then the Management Committee will be competent to exercise all of the authorities, powers and discretions bestowed upon it under the Agreement even if the quorum departs during the meeting provided the business conducted pertains to the said agenda. The Management Committee must not transact any business at a meeting unless a quorum is present at the commencement of the meeting.

10.9	Adjournment and Quorum at Adjourned Meeting

If within 1 hour after the time appointed for the holding of a meeting of the Management Committee a quorum is not present the meeting will stand adjourned initially to the same time on the next day at the same place and if a quorum as provided in clause 10.7 is not present within 1 hour after the appointed time for the commencement of the adjourned meeting the meeting will be further adjourned to the day for which the meeting was originally convened in the next week at the same time and place and if at the further adjourned meeting a quorum as provided in clause 10.7 is not present then the member or members present will constitute a quorum.

10.10	Votes

The members appointed by a Participant will have between them 1 vote for each whole percentage point of their appointor’s Participating Interest. For greater certainty, assuming that a Participant has an 80% Participating Interest, then the aggregate number

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of votes cast by the nominated members of such Participant shall be 80, regardless of the number of such Participant or may have voted.

10.11	Decisions by Majority Vote

Except where a provision of the Agreement requires a Unanimous Resolution all questions before the Management Committee will be decided by a simple majority of the votes cast. For greater certainty, in the event of a tie vote, the question before the Management Committee shall not have received a simple majority of the votes cast and approval for such matter shall not be given.

10.12	Chairman

Each meeting of the Management Committee will be presided over by a chairman who shall be nominated by the Participant which is the Operator or to whom the Operator is an Affiliate. If the Operator is neither a Participant nor an Affiliate of a Participant, then the chairman will be nominated by the Participant having the greater Participating Interest. The chairman will be included in and not be in addition to the number of members to which a Participant is entitled pursuant to clause 10.3. If a duly appointed chairman is not present at a meeting, then the meeting must be presided over by another member representing the same Participant or if none, then by a member elected by the members present or failing agreement, chosen by lot. The chairman will be entitled to vote but, in the event of a tie vote, will not have a casting vote.

10.13	Unanimous Resolutions

For the purposes of this clause 10.13, from the date of the establishment of the Management Committee until such time as KC earns its 20% Participating Interest pursuant to the Earn-In, notwithstanding that KC may have only a nominal Participating Interest at such time, a Unanimous Resolution of the Management Committee shall require the approval of KC’s representative or representatives on the Management Committee, subject to any specific disqualification of such representative or representatives to vote as specifically provided in the Agreement.

In addition to any other decisions of the Management Committee which by any other provision of the Agreement requires a Unanimous Resolution, then subject to clauses 6.10 and 16.14, a Unanimous Resolution will be required for the following:

	(1)	approval of programs and budgets;

	(2)	revision of an Approved Program or of an Approved Budget which involves any Expenditure or commitment to Expenditure (whether capital or operating) by an amount in excess of 10% of the total Expenditure provided for in such Approved Budget;

	(3)	the giving jointly by the Participants of any material guarantee (whether direct or indirect) in respect of the Project;

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(4)	the institution, defence, compromise or settlement of any court or arbitral proceedings involving the Joint Venture involving an amount in excess of $250,000;

(5)	the compromise or settlement of any insurance claim involving an amount in excess of $250,000;

(6)

any matter going to the fundamental operation of the Joint Venture or the relationship between the Participants including any decision that the Joint Venture be conducted as a Joint Venture Company or to list the shares of such Joint Venture Company on any stock exchange;

(7)	any decision to cease production of Mineral Product at the Mining Operation;

(8)	any decision to abandon or surrender any material Property;

(9)

irrespective of whether expressly contemplated in an Approved Program or Approved Budget, approval of the sale or disposal of Joint Venture Property having an aggregate market value in excess of $1,000,000;

(10)	any decision to terminate, remove, appoint or replace an Operator or to enforce any of the provisions of the Agreement against the Operator;

(11)	the making of a contract between the Participants as Joint Venturers and a Party or an Affiliate of a Party;

(12)	a change to the Accounting Procedure of the Joint Venture including the appointment and removal of auditors;

(13)	approval of the terms and conditions of any financing of the Project;

(14)	approval of any significant capital expansion of the Project;

(15)	any decision to establish, implement or vary any policy relating to the management or hedging of commodity price, foreign currency or interest rate raise;

(16)	any decision to acquire interest in any mineral interest within 5km the Area of Interest;

(17)	any decision pertaining to the cessation or material variation of any material aspect of the Joint Venture’s business or the diversification of the Joint Venture’s business into other business;

(18)	any decision to engage in exploration or other activities which are not agreed between Parties for the Project and which are otherwise outside the ordinary course of the business;

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	(19)	any re-structuring of the Joint Venture, merger of the Joint Venture with any other Person and the entering into any joint venture agreements;

	(20)	any amendment to the terms of any offtake agreements entered into prior to the Effective Date; and

	(21)	the liquidation or winding up of the Joint Venture, whether voluntary or otherwise or any application for its judicial management.

10.14	Deemed Approval

Despite clause 10.13, approval by Unanimous Resolution of a program and budget will be deemed to constitute approval by Unanimous Resolution for the purposes of clause 10.13 of all matters for which reasonable details relevant thereto are set out in that Approved Program and Approved Budget and which but for this clause 10.14 would or might require separate approval by Unanimous Resolution.

10.15	Disqualification – Participant as Operator

Despite any other provision of the Agreement to the contrary, if:

	(1)	a Participant or an Affiliate of a Participant is the Operator; and

(2)

a meeting of the Management Committee has been called for the purposes of considering whether to pass a resolution in respect of the enforcement of a provision of this Agreement against the Operator, in that capacity, where the Operator has, pursuant to a final judicial or arbitral decision, been found to be in breach of any such provision (including enforcement under a right of termination), then the members of the Management Committee appointed by that Participant will not be entitled to vote at that meeting of the Management Committee or any subsequent meeting pertaining thereto should that meeting be adjourned.

10.16	Disqualification – Defaulting Participant

	(1)	Despite any other provision of the Agreement to the contrary, if at any time during the term of the Agreement:

(a) a Participant is a Defaulting Participant for more than 60 days and has not issued a bona fide Dispute Notice disputing that it is a Defaulting Participant; or

(b) it is adjudged a Defaulting Participant in a final judicial or arbitral decision,

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then the members of the Management Committee appointed by the Defaulting Participant will not be entitled to vote at any meeting of the Management Committee for so long as that Participant is a Defaulting Participant.

(2)	Despite clause 10.16(1):

	(a)	a Defaulting Participant will still be entitled to receive any agenda (including any addition to an agenda) or other document prepared for the purposes of a meeting of the Management Committee;

	(b)	the members of the Management Committee appointed by the Defaulting Participant will be entitled to attend at any meeting of the Management Committee by any of the means permitted by the Agreement;

	(c)	a Defaulting Participant will still be entitled to receive any draft or final minutes of a meeting of the Management Committee; and

	(d)	a Defaulting Participant will be bound by each resolution of the Management Committee.

(3)	During the period in which clause 10.16(1) applies to a Defaulting Participant:

(a)

the members of the Management Committee appointed by the Non- defaulting Participant will, despite anything in clause 10.7 to the contrary, when attending a meeting of the Management Committee be deemed to be a validly constituted and effective quorum for the purposes of clauses 10.7 and 10.8; and

	(b)	a member of the Management Committee appointed by the Non-defaulting Participant will, despite anything in clause 10.12 to the contrary, act as chairman of any meeting of the Management Committee.

10.17	Convening Meetings

(1)

The Management Committee will meet for the consideration of business, adjourn or otherwise regulate its meetings as it thinks fit and the Operator and any Participant holding a Participating Interest of at least 10% may call a meeting at any time by at least 10 Business Days (or if a Unanimous Resolution is required on any matter to be considered at the meeting, unless all Participants otherwise agree, 20 Business Days) prior notice to the Participants and the Operator accompanied by an agenda specifying:

		(a)	the general nature of the business to be attended to with any supporting documentation; and

		(b)	the time and place (which may be by electronic conference) of the meeting.

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(2)

For the purposes of this clause 10.17, from the date of the establishment of the Management Committee until such time as KC earns its 20% Participating Interest pursuant to the Earn-In, notwithstanding that KC may not hold a Participating Interest equal to 10% at such time, KC may call a meeting of the Management Committee in accordance with clause 10.17(1).

(3)	Without limiting clause 10.17(1), the Operator will call a meeting during:

	(a)	all phases of the Joint Venture (other than the reclamation or rehabilitation phase), at least quarterly in October, January, April and July of each Financial Year; and

	(b)	the reclamation or rehabilitation phase, at least annually.

10.18	Waiver of Notice

Notice of a meeting will not be required if all the members of the Management Committee are present and unanimously agree upon the agenda.

10.19	Additions to Agenda

A Participant may add to an agenda for a meeting of the Management Committee by notice to the other Participants and the Operator given not less than 2 Business Days prior to the date of a proposed meeting.

10.20	Place for Meetings

Meetings of the Management Committee will, unless otherwise agreed by the Participants, be held at an office of the Operator in Tucson, Arizona.

10.21	Language of Meetings

Meetings of the Management Committee shall be conducted in English.

10.22	Telephone Attendance

A member of the Management Committee may participate in a Management Committee meeting by any means by which all participants can hear each other, and will be deemed present for the purpose of a quorum.

10.23	Minutes

The Operator must cause minutes, written in English, to be kept of each meeting of the Management Committee and must circulate the draft minutes to each of the Participants within 5 Business Days after the date of the meeting.

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10.24	Approval of Minutes

Unless within 10 Business Days of actual receipt by a Participant of draft minutes or changed draft minutes of a meeting of the Management Committee that Participant requests changes or further changes to those minutes by notice to the other Participants and the Operator, that Participant and its Management Committee appointee or appointees will be deemed to have approved the minutes or changed minutes as a correct record of the meeting to which they relate. Subject to the foregoing, the minutes of a meeting of the Management Committee will be binding as a correct record when signed by the chairman at the next or any subsequent meeting.

10.25	Circulating Consent Resolution

A resolution in writing, signed by two members of the Management Committee, one nominated by each Participant (with the signature of an alternate of a member being deemed to be the signature of that member), will be as valid and effectual as if it had been a resolution (including a Unanimous Resolution) passed at a meeting of the Management Committee duly convened and held and any such resolution in writing may consist of several documents (which may be facsimile or electronically transmitted copies of signed originals) in like form, each signed by one or more of the members of the Management Committee (or alternates).

10.26	Participants Bound

Without prejudice to any provision of the Agreement requiring a Unanimous Resolution and without conferring on the Management Committee power to amend the Agreement or to pass any resolution (whether or not a Unanimous Resolution) which is inconsistent with the Agreement, each Participant hereby acknowledges and declares that:

(1)

each of the members of the Management Committee appointed by it will have full power to bind the Participant in relation to all matters which are within the power, authority or discretion of the Management Committee or are by the Agreement matters to be determined by resolution of the Management Committee; and

(2)

it will be bound by each resolution of the Management Committee (but if a condition is attached to any such resolution, upon that condition being satisfied) whether or not the members of the Management Committee appointed by it have attended the relevant meeting or have voted in favour of the resolution concerned.

10.27	Costs

All costs contained in an Approved Budget incurred by a Participant or by a member of the Management Committee representing that Participant or that member’s alternate in connection with the Management Committee will be a Joint Venture Expenditure. Where the Operator is not a Participant, the Operator’s costs incurred in connection with the Management Committee will be Joint Venture Expenditure, whether or not included in an Approved Budget.

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10.28	Surrender of Properties

(1)

If the Operator, at any time and from time to time, considers that a Property is no longer required for the purposes of the Joint Venture it must convene a meeting of the Management Committee to obtain its approval by Unanimous Resolution to the surrender of the Property concerned.

(2)

If the Management Committee by Unanimous Resolution approves of the surrender of any Property, any Participant, other than a Participant acting as the Operator, will be entitled to give to the Operator, a request to convey that Property to the Participant, which request must be communicated by way of notice to the Operator (which notice must be copied to the other Participants), received by the Operator no later than 20 Business Days prior to the date of the surrender. The requesting Participant (if the only one making a request then alone and if more than one then pro rata in accordance with their respective Participating Interests) will be entitled, in consideration of payment of fair market value as agreed between the Parties and failing agreement determined by dispute resolution hereunder, to a conveyance of any Property intended for surrender, together with copies of any plans, assay maps, diamond drill records and factual engineering data (whether embodied in tangible or electronic form) in the Operator’s possession relating to the Property. Any Property so conveyed will cease to be subject to the Agreement.

11.	PROGRAMS AND BUDGETS

11.1	Preparation and submission

The Operator must within 30 Business Days after the Effective Date prepare and submit to the Participants a program of Joint Venture Activities and a budget of the estimated Joint Venture Expenditure relating to those Joint Venture Activities which must cover the period until the commencement of the next Financial Year and thereafter programmes and budgets must be prepared and submitted no later than August 31st in each year for the next following Financial Year. Until all Material Permits have been granted, such budgets shall not exceed, in aggregate, the Pre-Permitting Costs.

11.2	Content of Draft Program

Any program of Joint Venture Activities submitted to the Management Committee in accordance with clause 11.1 must, at a minimum, contain:

(1) a statement in reasonable detail of the proposed Mining Activities;

(2) an estimate of all Joint Venture Expenditure to be incurred and an estimate of the time or period during which it will be incurred, plus a reasonable allowance for contingencies;

(3) such other facts as may be necessary to reasonably illustrate the results intended to be achieved by the program;

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(4)	if the program includes the operation of a Mine, then an estimate of the quantity and quality of the ore to be mined and the Mineral Product or other products and by-products to be produced; and

(5)	any other information required by the Management Committee.

Each draft program will be accompanied by the reports and data that are reasonably necessary for each Participant to evaluate and assess the Approved Program for the then current Financial Year and the draft program in respect of the next Financial Year. Upon request of any Participant the Operator must meet with that Participant to discuss a draft program and will provide such additional or supplemental information as that Participant may reasonably require.

11.3	Failure of Operator to submit Program and Budget

(1)

If the Operator fails to submit a draft program by the dates in clause 11.1, then any Participant, other than a Participant acting as the Operator, whose Participating Interest is not less than 10% may, within 10 Business Days following the date by which the Operator’s draft program and budget was due, submit to the Management Committee a program of Joint Venture Activities and a budget of the estimated Joint Venture Expenditure relating to those Joint Venture Activities for the subject period for consideration by the Management Committee.

(2)

Notwithstanding clause 11.3(1), until such time as KC earns its 20% Participating Interest pursuant to the Earn-In, KC will have the rights in clause 11.3(1) attributed to a Participant whose Participating Interest is not less than 10% (save as detailed in clause 10.3).

	(3)	If a Participant other than a Participant acting as the Operator submits to the Management Committee a program and budget in accordance with clause 11.3(1) then:

		(a)	the provisions of this clause 11 will apply to that program and budget; and

		(b)	the Participant must convene a meeting of the Management Committee in accordance with clause 11.4.

11.4	Convening Meeting to Consider

When submitting a program and budget to the Participants the Operator must also convene a meeting of the Management Committee for a date not less than 10 nor more than 15 Business Days after the date of submission of the program and budget to the Participants for the purpose of the Management Committee considering and, if thought fit, approving (with or without alteration) the program and budget as so submitted and the date for which that meeting is so convened must not be later than 20 Business Days immediately preceding the commencement of the Financial Year to which the program and budget so submitted relates.

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11.5	Powers of Management Committee

At the meeting of the Management Committee convened under clause 11.4 the Management Committee may consider the program and budget submitted for consideration with amendments, if any, as the Management Committee considers fit or reject the same. In the case of rejection the Management Committee may give directions to the Operator regarding the preparation and submission of a further program and budget in respect of the Financial Year concerned as the Management Committee may determine by Unanimous Resolution.

11.6	Partial Approval

If the Management Committee approves (with or without alteration) by Unanimous Resolution a program and budget submitted under clause 11.1 for only part of the period covered by the program and budget and either defers consideration of or rejects the remainder of that program and budget, then the Operator must convene a further meeting of the Management Committee for a date at least 1 month prior to the commencement of the remainder of the period, for the purpose of the Management Committee either:

(1)

in the case of a deferment of consideration, considering the part of the original program and budget which covers the remainder of the period (which original program and budget the Operator may amend in any manner the Operator sees fit but if it does so it must submit details of its amendments to the Participants not less than 10 Business Days prior to that meeting); or

(2)

in the case of rejection, to consider any other program and budget relating to the remainder of the period which the Operator may, of its own volition, or must, if requested by the Management Committee, prepare and submit to the Participants not less than 10 Business Days prior to that meeting.

11.7	Action Following Rejection

If a program and budget submitted by the Operator is rejected by the Management Committee at a meeting convened under clause 11.4, then the Operator must comply with the directions (if any) of the Management Committee regarding the preparation of an alternative program and budget for the Financial Year or other period covered by the rejected program and budget. In the absence of any directions or subject to such directions (as the circumstances may require) the Operator may prepare and submit to the Participants an alternative program and budget in respect of the period covered by the rejected program and budget or such other period as the Operator sees fit and the provisions of clauses 11.2 to 11.7 will reapply in connection with any program and budget prepared and submitted under this clause 11.7.

11.8	Rejection at Subsequent Meeting

If the Management Committee either fails to approve a program and budget and give directions for the preparation of an alternate program and budget (as provided for in clause 11.7) or fails to approve an alternative program and budget, then:

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(1)

a Participant can by notice to the other Participant demand that the matter of approval of a program and budget, for the period covered by the rejected Operator’s program and budget or alternative program and budget (as the case may be), be referred to the CEO (or equivalent) of both Participants for resolution;

(2)

if resolution has not been achieved pursuant to the clause 11.8(1) within 15 Business Days of the notice provide for in clause 11.8(1), then a Participant can by notice to the other Participant demand that the matter of approval of a program and budget, for the period covered by the rejected Operator’s program and budget or alternative program and budget (as the case may be), be referred to an Expert pursuant to clause 24.7, which notice shall constitute a notice pursuant to clause 24.8;

(3)

the other Participant shall prepare its own proposed program and budget, for the period covered by the rejected Operator’s alternative program and budget, and the other Participant and the Operator shall deliver their respective prepared program and budget to the Expert within 2 Business Days of the appointment of the Expert;

(4)

the Expert will be instructed to select which of the two submitted programs and budgets is in the Expert’s opinion most consistent with the principle of bringing the Project into Commercial Production in a timely, but fiscally responsible manner;

	(5)	the submitted program and budget selected by the Expert shall be deemed approved pursuant to clause 10.13 and clause 10.14 shall apply thereto; and

	(6)	the Participant shall release the Expert from any liability in respect of the Expert’s determination.

11.9	Bridging Budget

(1)

If the Management Committee does not by Unanimous Resolution approve a program and budget proposed by the Operator in respect of a period during which, in the absence of such approval, there will be no current program and budget relating to Joint Venture Activities (other than an Approved Capital Works Program) and the Participants do not prior to the commencement of that period reach some contrary agreement or the Management Committee does not by Unanimous Resolution approve that proposed program and budget or a revision of the proposed program and budget, then, until such time as a program and budget is approved by the Management Committee, the Management Committee will be deemed to have approved a program and budget for:

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(a)

the continuation of the Joint Venture Activities at the level of the last Approved Program and last Approved Budget (excluding any capital Expenditure other than that set out in clause 11.9(1)(b)) but with:

(i) the budget of Expenditure; and

(ii) each item in the budget of Expenditure,

comprised in the last Approved Program and last Approved Budget escalated at the annual rate of inflation; and

(b)

the replacement of worn out or obsolete plant, machinery and equipment at the discretion of the Operator to an aggregate value of up to 50% of the average annual Expenditure incurred on such replacements over the 3 preceding Financial Years by the Joint Venture.

(2)

For the purposes of this clause 11.9 the “annual rate of inflation” in respect of a Financial Year and in respect of each item comprised in a budget of Expenditure means the movement during the Financial Year:

	(a)	in the case of consumable supplies, in the actual purchase cost of the item concerned; or

	(b)	in the case of wages, in the applicable award, collective agreement or other similar agreement; or

(c)

in all other cases (including salaries and benefits), in the U.S. Consumer Price Index which is most appropriate to the item concerned as published by the U.S. Department of Labor, Bureau of Labor Statistics (or in the absence of that index some other periodically published measure of inflation in the United States which as nearly as possible equates to that index agreed upon by the Participants or failing such agreement selected by the auditor for the time being of the Joint Venture).

11.10	Operator’s Authority

The approval or deemed approval in accordance with the Agreement (whether with or without alteration) of a program and budget by the Management Committee will be authority for the Operator to undertake the Joint Venture Activities specified in and incidental to the program and to incur on behalf of the Participants the Joint Venture Expenditure estimated in and incidental to the budget but the Operator must not incur Expenditure in the performance of the Joint Venture Activities specified in an Approved Program and an Approved Budget in an amount which exceeds by more than 10% the total of the Joint Venture Expenditure estimated within an Approved Program and an Approved Budget except:

	(1)	subject to clause 11.11, in an Emergency, as considered such by the Operator;

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(2)	to effect and maintain insurances as required by clause 7.10(9);

(3)	in accordance with a prior approval obtained from the Management Committee under clause 10.13; or

(4)

as necessary to comply with any applicable Law or requirement of a Governmental Authority having jurisdiction where reference to the Management Committee is impracticable and until such reference becomes practical.

11.11	Emergency Expenditure

If the Operator intends to incur, or incurs, any Expenditure under clause 11.10(1), then the Operator must:

(1) where practical and possible, provide advance notice to the Participants of such costs and expenses;

(2) be reasonable and fiscally responsible in respect of such costs and expenses; and

(3) promptly notify the Participants of that Expenditure,

and the Operator must, if applicable, be reimbursed for that Expenditure by the Participants in proportion to their Participating Interests.

11.12	Alterations

The Management Committee may at any time and from time to time of its own volition or on the recommendation of the Operator alter an Approved Program or an Approved Budget and from the date of the alteration, the authority of the Operator under clause 11.10 will, subject to clause 11.10, be varied accordingly.

11.13	Operator’s Rights on Alteration

If an alteration of an Approved Program or an Approved Budget or an inability of the Operator (due to the operation of clause 11.10) to proceed with an Approved Program or an Approved Budget necessitates the termination of any contract or arrangement entered into by the Operator under an Approved Program or an Approved Budget or work is required to be performed and costs, charges and expenses are required to be incurred in order to properly cease any Joint Venture Activity required to be ceased by either of the circumstances referred to above in this clause 11.13, then termination of that contract or arrangement and the undertaking of such work will be deemed to be authorised as Joint Venture Activities and the costs, charges and expenses incurred in such termination or such work will be deemed to be Joint Venture Expenditure and to have been approved by the Management Committee.

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11.14	Minimum Program and Budget

Unless by Unanimous Resolution the Management Committee directs otherwise, the Operator must in each Financial Year prepare program and budgets which are sufficient to ensure compliance with the work and Expenditure requirements arising under applicable Law with respect to the Properties, and the Management Committee will be deemed to have approved of the Operator undertaking sufficient Joint Venture Activities and incurring sufficient Joint Venture Expenditure during each Financial Year in order to satisfy those requirements.

11.15	Capital Works Program and Budgets

Despite this clause 11, if at any time the Operator or the Management Committee proposes that any capital works be undertaken which the Operator or the Management Committee considers are unlikely to be completed within the period of an annual program and budget or considers that it is not desirable to defer such works until the commencement of the next Financial Year or to deal with such works by way of amendment to an Approved Program or an Approved Budget, the Operator may and, if so directed by the Management Committee, must prepare and submit to the Participants a separate program and budget covering the carrying out of such capital works.

11.16	Application of Provisions

This clause 11 will apply to each proposed and Approved Capital Works Program and Approved Capital Works Budget, with all necessary amendments, (except that the period of the Approved Capital Works Program and Approved Capital Works Budget may be such period as the Operator deems necessary to complete the capital works concerned or the Management Committee otherwise directs) and each annual program and budget prepared by the Operator must include or exclude (at the discretion of the Operator) that part of an Approved Capital Works Program and Approved Capital Works Budget as relates to the period of that annual program and budget.

11.17	Monies Spent Rateably

Subject to clause 6.5, the Operator will expend all contributions to Joint Venture Expenditure made by a Participant pro rata with the contributions of the other Participants. Unless approved in accordance with clause 10.13 or expressly permitted by the Agreement, the Operator will be solely liable for the payment of all Expenditure incurred in excess of 10% of the total of the Joint Venture Expenditure estimated or budgeted within an Approved Program and an Approved Budget.

12.	DILUTION

12.1	Option to Elect Dilution

Each Participant may, by notice in writing to the other Participants and the Operator given within 10 Business Days after the approval by the Management Committee of a program and budget or approval by the Management Committee to an alteration to an

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Approved Budget which alteration increases budgeted Expenditure, elect not to contribute to the Joint Venture Expenditure to be incurred during the period to which that Approved Budget relates or, in the case of an alteration to an Approved Budget, elect not to contribute to Joint Venture Expenditure to be incurred after the total amount budgeted in that Approved Program and budgeted, before it was so altered, has been incurred.

12.2	Consequence of Election

If a Participant gives notice as permitted by clause 12.1 then:

(1)

except where that notice is given after the Management Committee has approved of an alteration to an Approved Budget, it will not be entitled or obliged to contribute to Joint Venture Expenditure incurred from the commencement of the period covered by the Approved Budget in relation to which the notice was given;

(2)

where that notice is given after the Management Committee has approved of an alteration to an Approved Budget, it is obliged to contribute to Joint Venture Expenditure until the date on which the Joint Venture Expenditure incurred in carrying out that Approved Budget reaches the total amount budgeted for Expenditure in that Approved Budget before it was so altered and thereafter is not entitled to contribute; and

and so long as a Participant is not entitled to so contribute, its Participating Interest will dilute in accordance with clause 12.3.

12.3	Calculation of Participating Interests

During any period in which the Participating Interest of a Participant is diluting, Participating Interests of the Participants will be calculated as follows:

PTE
PI = 100 x	____________
TE

where:

PI is the Participating Interest of a Participant

PTE is that Participant’s Total Expenditure

TE is Total Expenditure

For the purposes of this clause 12.3:

“Participant’s Acquired Expenditure” means, in relation to a Participant which has acquired the whole or any part of the Participating Interest of another Participant, an amount which bears to that other Participant’s Total Expenditure immediately prior to the acquisition taking place, the same proportion as the acquired Participating Interest bears

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to the Participating Interest of that other Participant immediately prior to the acquisition taking place;

“Participant’s Assigned Expenditure” means, in relation to a Participant which has assigned part of its Participating Interest, an amount which bears to that Participant’s Total Expenditure immediately prior to the assignment taking place, the same proportion as the assigned Participating Interest bears to the Participating Interest of that Participant immediately prior to the assignment taking place;

“Participant’s Contribution Expenditure” in the case of KC means the amount of the contributed Investment and in the case of Rosemont, means the Rosemont Actual Investment;

“Participant’s Total Expenditure” in relation to each Participant means the total of that Participant’s Contribution Expenditure plus that Participant’s Acquired Expenditure less that Participant’s Assigned Expenditure plus, in the case of Rosemont, the Rosemont Deemed Investment;

“Rosemont Deemed Investment” means $704,000,000;

“Total Expenditure” means the aggregate of all Participants’ Total Expenditures.

12.4	INTENTIONALLY DELETED

12.5	Other Participants’ Obligations

If a Participant gives a notice under clause 12.1 (the “Diluting Participant”), then the other Participants must, except as provided in clause 12.5(1), contribute all Joint Venture Expenditure incurred while the Diluting Participant remains not entitled and not obliged to contribute to Joint Venture Expenditure and those other Participants (or any of them who in the aggregate hold Participating Interests representing a majority of the aggregate of the Participating Interests held by all of them) may, at any time thereafter by notice to the Diluting Participant and any of them who do not join in the notice and the Operator, elect:

(1)

to abandon the Approved Program and Approved Budget current for the time being and from time to time and until a subsequent program and budget is approved by the Management Committee the Operator must carry out only those Joint Venture Activities and incur only the Joint Venture Expenditure (to which all Participants must, despite clauses 12.1 and 12.2, contribute in proportion to their respective Participating Interests without any option to dilute) as, in the reasonable opinion of the Operator (other than a Participant acting as the Operator, such Participant is the Diluting Participant), will be necessary to maintain and preserve the Joint Venture Property, effect and maintain insurances in accordance with clause 7.10(9), prevent death of or injury to Persons and comply with and ensure compliance by the Participants with all applicable Law; or

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(2)

to reduce (but not below the level necessary to achieve the objectives referred to in clause 12.5(1)) the Approved Program and Approved Budget both as to Joint Venture Activities and Joint Venture Expenditure but in that case the Participant who has given the notice under clause 12.1 will be entitled to elect to contribute its full share of that reduced budget by giving written notice to the Operator and the other Participants within 5 Business Days of receipt of the notice under this clause 12.5(2)).

12.6	Operator to Make Calculations

If a Diluting Participant’s Participating Interest is diluting in accordance with this Article 12, then calculations of Participating Interests must be made in each month by the Operator at the same time as it prepares a Cash Call Notice in respect of a month (and such a determination must also be made immediately upon a Participant, whose Participating Interest has been diluting, again becoming entitled and obliged to contribute to Joint Venture Expenditure). The Operator must, after having made such a calculation, notify the Participants of their respective Participating Interests and of the date on which the calculation of the Participating Interest was made by incorporating that information within the Cash Call Notice referred to above.

12.7	Subsequent Increase

Once the Participating Interest of a Diluting Participant has decreased by operation of this Article 12 it will not be entitled to increase its Participating Interest except as may arise by subsequent operation of this Article 12 in relation to another Participant or by subsequent operation of any other provision of the Agreement the operation of which results in such an increase in Participating Interest occurring.

12.8	Assignments During Dilution

If a Participant, which is not entitled nor obliged to contribute to Joint Venture Expenditure by operation of this Article 12, sells, assigns or otherwise disposes of its Participating Interest to an Affiliate or a third party, then the assignee will also not be entitled or obliged to contribute to Joint Venture Expenditure.

12.9	Transfer of Interest in Assets Upon Dilution

A Participant whose Participating Interest dilutes in accordance with this Article 12 must, as soon as is practicable after its Participating Interest has diluted, do all acts and things and execute all documents necessary to transfer to the non-diluting Participant any interest in any Assets registered in the Diluting Participant’s name as a tenant in common with the other Participant, as contemplated in clause 4.8, which is proportionate to the percentage reduction in its Participating Interest upon dilution.

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12.10	Diluting Participant to Bear Costs of Dilution

A Participant whose Participating Interest dilutes in accordance with this Article 12 must bear all costs associated with the dilution of its Participating Interest including all costs in relation to its compliance with clause 12.9.

13.	CONSTRUCTION OF MINING OPERATION

(1)	The Management Committee will cause the Operator to, and the Operator must, proceed with Construction with all reasonable dispatch.

(2)	Construction will be substantially in accordance with the Feasibility Study and the Mine Plan of Operation, subject to:

	(a)	any variations to the Mine Plan of Operation as directed by the Management Committee; or

	(b)	any variations in Construction directed by the Management Committee from time to time.

14.	MINING OPERATION

14.1	Operating Year

Commencing on the Completion Date, all Mining Activities will be planned and conducted and all estimates, reports and statements will be prepared and made on the basis of a Financial Year.

14.2	Escrow Fund

(1)

If a proposed program or budget submitted to the Management Committee is to include the operation of a Mining Operation, then the Operator must include in the estimate of Mine Expenditure in any proposed program or budget, provision for the establishment and funding of a trust or escrow fund providing for the reasonably estimated costs of satisfying continuing obligations that may remain after the permanent termination of the Mining Operation, in excess of amounts actually expended.

(2)

For the avoidance of doubt continuing obligations incurred as a result of the Joint Venture Activities will include such things as monitoring, stabilization, reclamation, restoration or closure obligations, severance and other employee benefit costs and all other obligations incurred or imposed as a result of the Joint Venture which continue or arise after the permanent termination of the Mining Operation and the termination of the Agreement and settlement of all accounts.

(3)

The estimate of Mine Expenditure to be included within any proposed program or budget in respect of continuing obligations to be contributed to the trust or escrow fund will be in amounts, having regard to the life of mine of the Mining

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Operation, reasonably estimated to meet the continuing obligations referred to in clause 14.2(2).

(4)

The Operator will contribute to the trust or escrow fund cash (or provide letters of credit or other forms of security readily convertible to cash in form approved by the Management Committee) from the Joint Venture Account to the extent provided for in an Approved Budget. The amount contributed from time to time for the satisfaction of continuing obligations will be classified as Expenditure but will be segregated into a separate trust account to the Joint Venture Account.

15.	TERMINATION OF MINING OPERATIONS

15.1	Mine Maintenance Plan

The Operator may, at any time subsequent to the Completion Date, call a meeting to consider the suspension of the Mining Operation. For the purposes of the meeting, the Operator must propose a program (“Mine Maintenance Plan”) which must set out, in reasonable detail, the activities to be performed to maintain the Joint Venture Property during the period of suspension and the Expenditure to be incurred. If the Mining Operations are so suspended then the Management Committee, may at any subsequent time direct that the operation of the Mining Operation is to be resumed.

15.2	Implementation of Mine Maintenance Plan

If the Management Committee approves a Mine Maintenance Plan then the Operator must implement the Mine Maintenance Plan together with any other directions that the Management Committee may give to the Operator in respect of the Mine Maintenance Plan.

16.	DEFAULT

16.1	Interpretation

If at any time on or after the Effective Date a Defaulting Participant or its Affiliate is also the Operator then any reference in this Article 16 to the Operator must be construed as a reference to only the Non-defaulting Participant.

16.2	Prior to Commercial Production

If a Participant becomes a Defaulting Participant:

(1) at any time during the period prior to the last day immediately before the Completion Date; and

(2)

that default continues for 20 Business Days after notice of the default has been given to the Defaulting Participant by the Operator or a Non-defaulting Participant, or in the event of an extended cure period as contemplated in clause 6.14, at the end of such cure period if such default remains uncured,

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then the Non-defaulting Participants will (without prejudice to the rights of the Operator and the Non-defaulting Participants to sue for and recover the Default Amount (if any) and Delay Interest on any Default Amount) have an option (on the terms specified in clause 16.3) to purchase the Participating Interest of the Defaulting Participant by giving notice to the Defaulting Participant to that effect at any time while the default continues and in addition, clause 16.14 shall apply.

16.3	Terms of Option

The terms of the option conferred by clause 16.2 will be:

(1)

the purchase price payable will be the lesser of REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION of the Independent Value of the Defaulting Participant’s Participating Interest (determined at the cost of the Defaulting Participant) and 90% of the amount calculated as follows:

DPI x TE

where

DPI	is the Participating Interest of the Defaulting Participant (expressed as a percentage after giving effect to all dilution); and

TE	is the Total Expenditure as calculated pursuant to clause 12.3 and as certified by the Operator;

(2)	the purchase price will be payable by three equal annual instalments the first of which will be payable at the expiration of one year from the date of exercise of the option;

(3)

the option will be exercisable by all or any one or more of the Non-defaulting Participants and those who exercise it must purchase the Participating Interest of the Defaulting Participant and be liable for the purchase price as between them in proportion to their Participating Interests inter se or in such other proportions as they may agree;

(4)

if any Non-defaulting Participant exercises the option it must immediately give notice of the exercise of the option to all of the other Non-defaulting Participants which will then have 20 Business Days after receipt of that notice within which to exercise the option themselves;

(5)

the date of exercise of the option will be deemed to be the date of expiration of the period of 20 Business Days after the last receipt by all Non-defaulting Participants of a notice under clause 16.3(4) from the first Participant to exercise the option; and

(6)	the Non-defaulting Participants exercising the option must purchase and take a transfer from the Defaulting Participant free of all Security Interests (other than

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Project Security and the rights of the Defaulting Participant to the purchase price referred to in clause 16.3(2) less any Default Amount and Delay Interest on any Default Amount owing by the Defaulting Participant) and the purchase price must be applied:

(a)	first, to pay all moneys owing to the Operator and Non-defaulting Participants;

(b)	secondly, to discharge all Security Interests (other than Project Security) attaching to the Defaulting Participant’s Participating Interest; and

(c)	thirdly, the balance (if any) must be paid to the Defaulting Participant.

16.4	Consequence of Exercise

If the option referred to in clause 16.2 is exercised then the Defaulting Participant must, within 10 Business Days after the date of exercise of the option:

(1)

transfer to the Non-defaulting Participants which exercise the option, and in the proportions between them determined in accordance with clause 16.3(3), its Participating Interest and thereupon the Defaulting Participant will cease to have any further right or interest in the Joint Venture but will continue to be liable to pay the Default Amount (if any) and Delay Interest on any Default Amount to the extent to which the purchase price payable under clause 16.3(2) is insufficient (when applied in accordance with clause 16.3(6)) to discharge the same; and

(2)

transfer, at the direction of the Non-defaulting Participants, legal title to any assets held by the Defaulting Participant for the use by the Joint Venture in accordance with the terms and conditions clause 4.2, which Assets shall thereby be considered Joint Venture Property and the undivided right, title and interest in which will be deemed, subject to clause 4.9, owned by the Participants in proportion to their respective Participating Interests from time to time.

16.5	Consequence of No Exercise

If the option granted under clause 16.2 is not exercised, then:

(1)

the Operator must use reasonable efforts to dispose of the Defaulting Participant’s Participating Interest for sale for the best price reasonably obtainable from a purchaser who is not an Affiliate of the Defaulting Partner or Operator willing to comply with clause 16.7; and

(2) the proceeds from the sale of the Participating Interest must be applied by the Operator:

(a) in payment of all costs, expenses, taxes and other imposts in connection with the sale;

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	(b)	in payment to the Non-defaulting Participants of their respective entitlements to Delay Interest;

	(c)	in payment to the Non-defaulting Participants (in the proportions in which they have contributed the same) of the aggregate of all Default Amounts in respect of the Defaulting Participant;

(d)

by payment to any former Chargee of the Participating Interest, until the amount secured over the Participating Interest on the date of sale of the Participating Interest and all interest and other charges subsequently accruing under that Chargee’s security have been paid in full; and

	(e)	by payment of the balance (if any) to the Defaulting Participant; and

(3)

if the proceeds from the sale of the Participating Interest is not enough to cover the items outlined above in clause 16.5(2), then the Defaulting Party shall be responsible for any remaining amount due, which shall be added to the Default Amount.

16.6	Non-application

Clauses 16.2 to 16.5 will cease to apply on the last day immediately before the Completion Date.

16.7	After Commercial Production

Clauses 16.8 to 16.10 will apply on and after the Completion Date.

16.8	Trust for Sale – Participating Interest

If, after the Completion Date, a Participant becomes or continues to be a Defaulting Participant then:

(1) forthwith in the case of any default which has given rise to a Default Amount and which has not been remedied pursuant to clause 6.14; and

(2)

in the case of any other default, on the expiration of the period of 15 Business Days after notice of such default is given by a Non-defaulting Participant to the Defaulting Participant and the Defaulting Participant has failed to remedy such default within such period, the Participating Interest of the Defaulting Participant will vest in the Operator as Trustee (unless the Operator is also the Defaulting Participant, in which case said interest shall vest in the Non-Defaulting Participant as Trustee).

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16.9	Terms of Trust for Sale

If a trust for sale arises under clause 16.8:

(1)

the Operator must seek to negotiate a value for the Participating Interest held on trust for sale and, if the Operator and the Defaulting Participant are unable to agree on a value within 10 Business Days after the date of that Participating Interest vesting in the Operator under clause 16.8, then the Operator must have the Independent Value determined;

(2)

within 20 Business Days after the value of the Participating Interest held in trust for sale has been agreed or the Independent Value has been determined, as provided in clause 16.9(1), the Non-defaulting Participants will have an option to purchase that Participating Interest by giving notice to that effect to the Defaulting Participant at a price equal to 90% of the value so agreed or REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION  of the Independent Value and payable to the Operator, as trustee, under the trust for sale, by:

		(a)	a deposit of 10% of the price (calculated in the manner specified above) within 20 Business Days of the date of exercise of the option; and

		(b)	by 5 equal annual instalments, the first of which will be payable at the expiration of 1 year from the date of exercise of the option;

(3)

the amount payable under clause 16.9(2) will accrue interest, calculated from the date for payment of the deposit, on the amount outstanding from time to time computed at the Prime Rate, which interest will be payable quarterly from the above-mentioned date;

(4)

the option granted under clause 16.9(2) will be exercisable by all or any one or more of the Non-defaulting Participants and those who exercise it must purchase the Participating Interest of the Defaulting Participant and be liable for the purchase price as between them in proportion to their Participating Interests inter se or in such other proportions as they may agree;

(5)

if the option granted under clause 16.9(2) is not exercised, then the Operator must use reasonable efforts to dispose of the Participating Interest held in trust for sale for the best price reasonably obtainable from a purchaser willing to comply with clause 17.8;

(6)

any purchaser will take the Participating Interest held in trust for sale free from any Security Interest other than any Project Security, but that purchaser must take that Participating Interest, subject thereto and must covenant with the Chargee thereunder to be bound thereby and liable thereunder to the same extent as the Defaulting Participant;

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(7)	the proceeds from the sale of the Participating Interest held in trust for sale must be applied by the Operator:

(a)

in payment of all costs, expenses, taxes and other imposts in connection with the sales and disposals upon the trust for sale (including, but not limited to, costs and expenses of determination of Independent Value and transfer of the Participating Interest held in trust for sale);

	(b)	in payment to the Non-defaulting Participants of their respective entitlements to Delay Interest;

	(c)	in payment to the Non-defaulting Participants (in the proportions in which they have contributed the same) of the aggregate of all Default Amounts in respect of the Defaulting Participant;

(d)

by payment to any former Chargee of the Participating Interest held in trust for sale, until the amount secured over that Participating Interest on the date of sale of the Participating Interest and all interest and other charges subsequently accruing under that Chargee’s security have been paid in full; and

	(e)	by payment of the balance (if any) to the Defaulting Participant;

(8)

upon the Participating Interest of the Defaulting Participant vesting in the Operator in accordance with the provisions of clause 16.8, the Defaulting Participant will cease to have any further right or interest in the Joint Venture otherwise than under this clause 16.9, but will continue to be liable for any Default Amount and Delay Interest on that Default Amount together with any other obligations or liabilities under the Agreement or pertaining to the Project and arising or accrued prior to the sale, to the extent not satisfied under clause 16.9(7).

16.10	Operator as Attorney

Each Participant, in the event that it becomes a Defaulting Participant, hereby irrevocably appoints and constitutes the Operator its true and lawful attorney in the name of and on behalf of the Defaulting Participant to act for it and in its name or the name of the Operator (as the Operator considers fit) for the purpose of doing all matters, acts and things and signing, executing and delivering all deeds, documents, instruments and assurances as may be necessary or desirable to be done or signed, executed or delivered by the Defaulting Participant solely for the purpose of enabling the Operator to carry out its functions and perform its duties and obligations under this clause 16.

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16.11	Duties as Trustee

Where an Operator or a Non-defaulting Participant (as the case may be) is the trustee of a trust for sale arising under clause 16.8 (“Trustee”):

	(1)	the sole obligations, duties and liabilities of the Trustee in respect of the trust for sale or to any Defaulting Participant are only those expressly set out in clauses 16.8 or 16.9; and

(2)

any other obligations, duties and liabilities of the Trustee (whether express or implied) in respect of the trust for sale or to any Defaulting Participant whether arising under the Agreement, applicable Law or otherwise are, to the maximum extent permitted by applicable Law, hereby expressly negatived or excluded.

16.12	Determination of Independent Value

If the Independent Value of a Defaulting Participant is to be determined the same must be determined as follows:

	(1)	the Operator or a Non-defaulting Participant (as the case may be) must each promptly identify and notify the Participants of the names of two independent experts, who must each:

(a)

have appropriate qualifications and no less than 10 years experience in valuing substantially similar properties to the Properties or, in the case where a Mining Operation has been established, substantially similar mining operations to the Mining Operation; and

		(b)	be independent of the Participants,

each of which independent experts shall be retained by the Operator to independently conduct a valuation of the relevant Participating Interest;

(2)

each Participant must make freely available and in a timely manner all information (whether embodied in tangible or electronic form) which an independent expert reasonably requests for the purpose of conducting his valuation;

	(3)	in making a valuation each independent expert must:

		(a)	act as an expert only and not as an arbitrator;

		(b)	at his discretion consult the Participants, the Operator and the contractors (if any) engaged by the Operator in connection with the Joint Venture;

		(c)	be entitled to rely in good faith upon the opinions of any expert or other Persons (including the Participants, Operator and contractors) consulted;

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(d)

consider any submissions as to value which may be made to him by a Participant or the Defaulting Participant within 20 Business Days of receipt by the Participants or the Defaulting Participant of notice of the selection of the independent experts;

(e)	make his valuation independently and without consultation with the other independent expert and on the basis of a willing but not anxious purchaser and a willing but not anxious vendor;

(f)

not be influenced by or have any regard to the amounts owing by the Defaulting Participant to the Operator, the Non-defaulting Participants or any Chargee (other than as required in clause 16.12(3)(g));

(g)	fully deduct the amount of the Defaulting Participant’s liabilities under or secured by all Project Security;

(h)	in the case where the Independent Value is being determined as a consequence of a Change in Control:

(i) the Independent Value must be determined as at the date of the agreement or proposed agreement which will give rise to the Change in Control; and

(ii)

the independent expert must take account of, among other things, the price paid or payable (directly or indirectly) for the shares of the Participant who is affected by, and as part of, the Change in Control and of the proportion of that price which may be attributable to the Participating Interest of that Participant;

(i)	use its best endeavours to complete his valuation within 40 Business Days of the date of his nomination

(j)	upon completion of its valuation each independent expert must deliver a copy of his valuation to all Participants;

(k)

if an independent expert fails to complete its valuation within 40 Business Days of his nomination, then the Operator may at any time prior to completion of that valuation by notice in writing to all Participants declare that such independent expert will cease to be an independent expert for the purposes of this clause 16.12 and the Operator must immediately nominate and retain another independent expert in place of the one who has ceased to be an independent expert for the purposes of this clause 16.12; and

(l)

the Independent Value of a Defaulting Participant’s or a Participant’s (as the case may be) will be the average of the amounts of the valuations of the two independent experts (the “Independent Value”).

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16.13	Cost of Independent Experts

Except where expressly provided otherwise in the Agreement, the costs and expenses of determining the Independent Value must be paid by the Defaulting Participant.

16.14	Other Consequences of Default

If a Participant becomes a Defaulting Participant, then until such Participant ceases to be a Defaulting Participant:

(1) such Participant may no longer make any contributions to the Joint Venture if such contribution is a contribution of the Investment; and

(2)

at a meeting of the Management Committee, the members of the Management Committee appointed by the Defaulting Participant will not be entitled to vote on any matter concerning the reduction or deferral of Joint Venture Activities, and the approval of any programme or budget which requires a Unanimous Resolution pursuant to clause 10.13 shall require simple majority approval, the calculation of such simple majority not to include the Participating Interest of the Defaulting Participant.

17.	ASSIGNMENT

17.1	Assignment to Affiliates

Subject to clauses 17.8 and 17.16, each Participant may at any time assign part or all of its Participating Interest to an Affiliate of that Participant effective upon Notice to the other Participants.

17.2	Affiliate’s Covenant

An Affiliate to which a Participant (“Assignor”) has assigned the whole or any part of its Participating Interest will be deemed to have covenanted with the Participants that:

(1) if it ceases to be an Affiliate of the Assignor:

(a)

 it must immediately offer its Participating Interest for sale or transfer to the Assignor (as long as the Assignor at the time of such sale or transfer remains under the same control as at the Effective Date and if not, then to another Person which is so controlled) for the price and upon the terms and conditions as the Affiliate may determine but subject (if applicable) to the Security Interest conferred by all Project Security. If the Assignor does not accept that offer within 20 Business Days from the date it is made then that offer will lapse; and

(b)

 the Affiliate must then immediately offer its Participating Interest for sale to all of the Participants (which offer may be accepted by all or any one or more of the Participants and if more than one in proportion, as between

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them to their Participating Interests inter se or in such other proportions as they may agree) at a price (in cash payable by 3 equal annual instalments over 3 years with the first such instalment being payable at the expiration of 1 year from the date of the offer) specified in the offer or, if any other Participant directs by notice to the Affiliate within 20 Business Days of receipt of the offer that it requires the price to be the Independent Value of the Participating Interest concerned, then at a price equal to that Independent Value (determined at the expense of the Participant so directing);

(2)

an offer made to all Participants under clause 17.2(1)(b) will remain open for acceptance for 60 Business Days from the date it is made or 40 Business Days from the date of determination of the Independent Value (if Independent Value is to be determined) as the case requires;

(3)	if offers made under clauses 17.2(1)(a) and 17.2(1)(b) are accepted the purchase and sale will be on the basis that:

(a)

the Affiliate warrants, represents and agrees that the Participating Interest is free of any Security Interest (other than Project Security) and the rights of third parties and that the Affiliate is the absolute legal and beneficial owner of the Participating Interest; and

(b) if applicable, the Participating Interest of the Affiliate is offered subject to the Security Interest conferred by, and the assumption of liability of the Affiliate under, all Project Security; and

(4)	if the offer made under clause 17.2(1) is not accepted within the period specified in clause 17.2(2) then the Affiliate will be entitled to retain its Participating Interest.

Despite the foregoing, where an Affiliate is a corporation which is listed on a stock exchange or similar public market for trading of shares at the time it ceases to be an Affiliate of the Participant making an assignment to it, this clause 17.2 will not apply after the expiration of 5 years from the later of that Affiliate becoming so listed or the assignment being made to that Affiliate.

17.3	Continuing Liability for Affiliate

Unless otherwise agreed in writing by the Participants other than the Assignor, the Assignor remains liable for its obligations under the Agreement despite any assignment by the Assignor of any or all of its Participating Interest to an Affiliate. The liability of the Assignor under this clause 17.3 will cease and be extinguished when clause 17.2 no longer applies to the Affiliate.

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17.4	Assignment to Third Parties and Right of First Offer

A Participant may not, without the written consent of the other Participants (such consent not to be unreasonably withheld), sell or assign to a non-Affiliate any or all of its Participating Interest. Subject to clause 17.8, any Participant may at any time and from time to time sell or assign part or all of its Participating Interest to a non-Affiliate as long as:

(1)

the Selling Participant first gives notice to the other Participants of the consideration (which must be a cash consideration or valued in Dollars) for which and the other terms and conditions upon which it wishes to sell or assign, following which the other Participants shall for a period of 40 Business Days from the time of the receipt of that notice have the exclusive right and option to purchase that Participating Interest (or any relevant part of it) for the consideration and on the terms and conditions specified in the notice;

(2)

the option granted by clause 17.4(1) may be exercised by all or any one or more of the other Participants and if more than one exercise the option, then those exercising must purchase as between them in proportion to their Participating Interests inter se or in such other proportions as they may agree; however, the whole of the offered Participating Interest must be taken up by the other Participants otherwise the selling Participant may proceed to sell the whole offered interest to the third party; and

(3)

subject to the provisions of all Project Security (if any), if the option granted by clause 17.4(1) is not exercised then the Selling Participant may sell or assign the whole offered interest (as specified in its notice under clause 17.4(1)) to a third party for the consideration and on terms and conditions no more favourable than those specified in the notice to the other Participants under clause 17.4(1) as long as the sale or assignment is evidenced in writing consistent with those terms and conditions, completed within 60 Business Days of the expiration of the period of 40 Business Days specified in clause 17.4(1).

17.5	Tag Along Rights

If a Participant wishes to sell, transfer or assign all or part of its Participating Interest, other than to an Affiliate as permitted pursuant to clause 17.1, then:

(1)

the Participant wishing to so sell, transfer or assign (the “selling Participant”) shall, prior to commencing negotiations with any proposed purchaser, notify the other Participants of the identity of the proposed purchaser and each of the other Participants shall then, within 40 Business Days of receipt of such notice, notify the selling Participant in writing whether it wishes also to sell, transfer or assign all or an indicated part of its Participating Interest to such proposed purchaser and, if so, the minimum price and payment terms it would be prepared to accept and any limitations it requires on its contractual post-sale exposure to the purchaser

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for such matters as representations, warranties and indemnities (collectively, the “Tag-Along Terms”);

(2)

upon the earlier of receipt of notice under clause 17.5(1) from all other Participants or expiry of the seven day notice period, then the selling Participant will have the right to negotiate with the proposed purchaser for the sale of all or part of the selling Participant’s Participating Interest and all or the indicated part, as the case may be, of the Participating Interest of any other Participant that has indicated it also wishes to sell;

(3)

if during the course of negotiations, the selling Participant at any time or times determines in good faith that it will not be able to reach an agreement with the proposed purchaser which satisfies the Tag-Along Terms provided to it by any other Participant, then the selling Participant shall so notify such other Participant and include in such notice the selling Participant’s best estimation of the relevant terms, conditions and limitations which it will be able to achieve;

(4)

upon receipt of notice under clause 17.5(3) from the selling Participant, then the other Participants shall have 5 Business Days in which to give notice to the selling Participant of revised Tag-Along Terms for such other Participant and clause 17.5(2) shall apply. If an other Participant fails to give such notice by such deadline then it shall be deemed to have forfeited its right to sell its interest to such proposed purchaser; and

(5)

if the selling Participant reaches an agreement with the proposed purchaser which meets or exceeds the Tag-Along Terms prescribed by another Participant, then such other Participant shall be obligated to sell its interest at the time the selling Participant sells on the same terms and conditions as applicable to the selling Participant. If the selling Participant reaches an agreement with such proposed purchaser which does not meet the Tag-Along Terms as finally prescribed by any other Participant, then such other Participant shall not be obligated, and shall not have any right, to sell and the selling Participant shall only be entitled to sell its interest to such proposed purchaser if the terms and conditions of sale are more favourable to the selling Participant than those set out in the final Tag-Along Terms.

17.6	Change of Composition and Change of Name

Any Change in Composition of KC shall be subject to the prior written consent of the other Participants, such consent not to be unreasonably withheld. A Participant subject to a change of name must immediately inform the other Participant of any proposed or actual change of name of the Participant.

17.7	Change in Control

No Change in Control in a Participant (other than a Change of Control of Rosemont by reason of a Change of Control of Augusta) is permitted without the prior written consent of the other Participants, such consent not to be unreasonably withheld.

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17.8	Conditions of Sale

An assignment or sale to an Affiliate under clause 17.1 or to a third party under clauses 17.4 or 17.5 will have no effect unless and until the Affiliate or the third party:

	(1)	certifies its status as a “United States person” for U.S. federal income tax purposes on Form W-9;

(2)

executes and delivers to each of the other Participants an agreement or instrument in a form as the other Participants may reasonably require by which the Affiliate or the third party agrees to be bound by and to perform and observe all of the terms and conditions of the Agreement and any Project Security binding upon and to be performed and observed by the selling or assigning Participant to the extent of the interest sold or assigned and specifying an address for service including the facsimile number for that third party or Affiliate;

	(3)	complies with all applicable securities Laws;

	(4)	does not cause the Joint Venture to be a publicly traded partnership for U.S. federal tax purposes; or

	(5)	provides all information as required by the U.S. tax authorities.

17.9	Charging

Each Participant may charge, mortgage, assign by way of security or otherwise encumber its Participating Interest if and only if the chargee, mortgagee, assignee or encumbrancee (“Chargee”) agrees in a legally enforceable manner with the other Participants (“Non-charging Participants”) that the rights and interests of the Non-charging Participants in the Joint Venture Property will not be subject to or prejudiced by the charge, mortgage, assignment or other encumbrance (“Security”) and that the Chargee and any liquidator, receiver, receiver and manager, assignee or transferee taking an interest in or relating to the Joint Venture Property under the Security or in the Participating Interest of the Participant granting the Security will be bound by the terms of the Agreement and will take subject to the rights and interests in the Joint Venture Property of the Non-charging Participants and the rights of any third parties detailed in Appendix B, and in particular, but without limiting the generality of the foregoing, that:

	(1)	the Chargee will not institute any proceedings to partition the Joint Venture Property;

(2)

the Chargee or any receiver or receiver and manager appointed by the Chargee under the Security, if it desires to exercise any power of sale arising under the Security, must comply with clauses 17.4 or 17.5 as if such Chargee, receiver or receiver and manager were the Participant granting the Security;

	(3)	the Chargee, if it desires to effect a foreclosure in respect of the Security, must comply with clause 17.2 applied as if the Chargee were an Affiliate of a

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Participant to which an assignment had been made which ceased to be such Affiliate at the time of seeking to effect a foreclosure and as if reference to the other Participants in clause 17.2 were to the Non charging Participants; and

(4)

the Chargee must (including in respect of clauses 16.3(6)(b) and 19.5(3)(h)) release from the Security the Participating Interest of the Participant granting the Security (but not, in the case of that Participating Interest any proceeds of the sale of that Participating Interest) upon the sale of the Participating Interests under the trust for sale in clause 16.8.

17.10	Costs and Expenses

The Participant making an assignment to an Affiliate or selling or assigning to a third party or charging, mortgaging, assigning by way of security or otherwise encumbering its Participating Interest must pay all costs, charges and expenses (including the legal costs and expenses of the other Participants) of and incidental to the preparation, negotiation, settling, execution and registering of every document required to satisfy clause 17.8.

17.11	No Other Assignment

Except as provided in this clause 17, a Participant must not sell, assign or otherwise dispose of, grant any option over, declare or permit to arise or subsist any trust in respect of, charge, mortgage, assign by way of security or otherwise encumber its Participating Interest nor agree nor attempt to do any of the foregoing and a Participant must not in any circumstances sell or assign to a third party or an Affiliate a Participating Interest comprising less than 5%.

17.12	Release of Assignor

Except in respect of an assignment under clause 17.1, upon an assignment of the whole or any part of the Participating Interest of a Participant, made in accordance with this clause 17, taking effect as a result of compliance with clause 17.8, the Participant making the assignment will be released from all obligations and liabilities arising under the Agreement after (but not prior to) the date of compliance with clause 17.8 in respect of that part of the Participating Interest of the Participant making the assignment which is so assigned.

17.13	Amalgamations and Reorganizations

This clause 17 does not apply to an amalgamation, business combination or similar reorganization involving a Participant which has the effect in Law of the amalgamated or surviving entity possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor entity.

17.14	Assignor’s Joint Venture Expenditure

Upon an Affiliate of a Selling Participant, a Participant (other than the Selling Participant) or a third party acquiring the Selling Participant's Participating Interest

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(“Acquiring Party”), the Acquiring Party will be deemed to have contributed the Joint Venture Expenditure contributed by the Selling Participant to the date of the acquisition. If the Selling Participant does not sell or assign all of its Participating Interest to the Acquiring Party then the Selling Participant and the Acquiring Party will be deemed to have contributed the Joint Venture Expenditure contributed by the Selling Participant to the date of the acquisition pro rata as between them in proportion to their percentage ownership (determined after the date of the acquisition) of the whole of the Selling Participant’s Participating Interest immediately prior to the date of the acquisition.

17.15	Defaulting Participant Deemed not to be a Participant

A Defaulting Participant is deemed not to be a Participant for the purposes of this Article 17 other than in respect of a reference to “the other Participants” or “all Participants”.

17.16	Prohibition on Transfer to Restricted Persons

No Participant may:

(a)

sell, transfer, assign, convey, grant a right, title or interest in or to, or otherwise dispose of all or any part of an interest in the Agreement, the Project or the Joint Venture to any Restricted Person; or

(b)	permit any interest in such Participant to be held by a Restricted Person.

18.	SMALL INTERESTS

If the Participating Interest of a Participant decreases, by operation of clause 12, 16 or otherwise, below 5% (“Small Interest Participant”) then that Participant will be deemed, immediately upon becoming a Small Interest Participant, to have withdrawn from the Joint Venture and the provisions of clause 19.5 will apply.

19.	TERMINATION AND WITHDRAWAL

19.1	Termination

The Joint Venture will terminate:

(1) upon the withdrawal of one or more Participant or Participants so that only one Participant would remain; or

(2) by mutual consent of the Participants, after Material Permits have been granted in respect of the Project,

in which event the Joint Venture Property must be sold or otherwise disposed of or abandoned by agreement of the Participants and any consideration or other payment received from the sale or disposition must be reimbursed to the Participants in accordance with Appendix E.

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19.2	Withdrawal

(1)

Subject to this clause 19.2, a Party (“Withdrawing Party”) may, by giving at least 20 Business Days prior notice in writing (“Withdrawal Notice”) to the other Party (“Non-withdrawing Party”), withdraw from the Joint Venture.

	(2)	The Withdrawal Notice must be irrevocable and may be given at any time after the commencement of the Agreement.

(3)

The Withdrawal Notice will become operative at the expiration of the period specified in the Withdrawal Notice, being a period not less than 20 Business Days from the date of receipt by the Non-withdrawing Party of the Withdrawal Notice, or if an Approved Program and Approved Budget relating to a period after the Completion Date is current at the time the Withdrawal Notice is given, upon completion of that Approved Program and Approved Budget or expiration of the period specified in the Withdrawal Notice, whichever is the later.

	(4)	The Withdrawing Party must, upon the Withdrawal Notice becoming operative:

(a)

at its cost and expense, transfer to the Non-withdrawing Party its Participating Interest in consideration of the sum of $1.00 payable by the Non-withdrawing Party and must on the date on which the Withdrawal Notice becomes operative, execute and deliver to the Non-withdrawing Party all appropriate documentation necessary to effect the transfer of the Participating Interest; and

(b)

if a Mining Operation is in existence and the Operator has not included in Mine Expenditure the costs of continuing obligations referred to in clause 14.2(3), pay to the Non-withdrawing Party in proportion to the Withdrawing Party’s Participating Interest at the time it gives a Withdrawal Notice, the Expenditure (as determined by the Non- withdrawing Party, acting reasonably) to be incurred in rehabilitation and of reclamation of the Mining Operation; and

(c)

deliver to the Non-withdrawing Party all technical data, records, documents and plans (whether embodied in tangible or electronic form) in its possession which relate to or have come into existence under the Joint Venture.

19.3	Effect of Withdrawal

Upon completion of the transfer of its Participating Interest, in accordance with clause 19.2(4), the Withdrawing Party will be discharged from all further rights, obligations and liabilities under the Agreement except respect of any obligation or liability which had accrued or been incurred prior to the Withdrawal Notice becoming operative.

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19.4	INTENTIONALLY DELETED

19.5	Withdrawal of Small Interest Participant

	(1)	Upon being deemed to have withdrawn from the Joint Venture under clause 18, the Small Interest Participant must either:

(a) grant to the other Participants (“Remaining Participants”) an option to purchase, on the terms specified in clause 19.5(3), the Participating Interest of the Small Interest Participant; or

(b)

assign the Participating Interest of the Small Interest Participant to the Remaining Participants in exchange for a grant of the Royalty by the Operator (on behalf of the Remaining Participants) to the Small Interest Participant,

as elected by the Remaining Participants.

(2)

Within 20 Business Days after being deemed to have withdrawn from the Joint Venture under clause 18, the Remaining Participant must notify the Small Interest Participant of its election under clause 19.5(1).

	(3)	The terms of the purchase option conferred by clause 19.5(1)(a) will be:

(a)

except as may be otherwise agreed between the Small Interest Participant and the Remaining Participants, the purchase price payable will be the Independent Value of the Small Interest Participant’s Participating Interest (determined at REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION  of fair market value of the Small Interest Participant);

(b) the purchase price must be determined as at the date on which the Small Interest Participant became a Small Interest Participant;

(c)

except as may be otherwise agreed between the Small Interest Participant and the Remaining Participants who exercise the purchase option, the purchase price will be payable by 5 equal annual instalments the first of which will be payable at the expiration of one year from the date of exercise of the purchase option;

(d)

the Remaining Participants who exercise the option must pay the Small Interest Participant interest at the Prime Rate on the unpaid portion of the purchase price, payable semi annually in arrears and will be liable to pay the interest as between them in proportion to their Participating Interests inter se or in such other proportions as they may agree;

(e)

the purchase option will be exercisable by all or any one or more of the Remaining Participants and those who exercise it must purchase the Participating Interest of the Small Interest Participant and be liable for the

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purchase price as between them in proportion to their Participating Interests inter se or in such other proportions as they may agree;

(f)

if any Remaining Participant exercises the purchase option, then it must immediately give notice of the exercise of the purchase option to all of the other Remaining Participants which will then have 20 Business Days after receipt of that notice within which to exercise the option themselves;

(g)

the date of exercise of the purchase option will be deemed to be the date of expiration of the period of 20 Business Days after receipt by all Remaining Participants of a notice under clause 19.5(3)(f) from the first Remaining Participant to exercise the purchase option; and

(h)

the Remaining Participants exercising the purchase option must purchase and take a transfer from the Small Interest Participant free of all Security Interests (other than the rights of the Small Interest Participant to the purchase price referred to in clause 19.5(3)(c)).

(4)

If within 40 Business Days after the date on which a Participant became a Small Interest Participant the Remaining Participant fails to give notice to the Small Interest Participant under clause 19.5(2), then:

	(a)	the Remaining Participants will be deemed to have granted to the Small Interest Participant the Royalty;

(b)

the Small Interest Participant and the Remaining Participants must execute an agreement in the form specified in Appendix C within 20 Business Days of the end of the 40 Business Day period referred to; and

(c)

the Participating Interest of the Small Interest Participant must be transferred by the Small Interest Participant to the Remaining Participants in proportion to their Participating Interests inter se or in such other proportions as they may agree.

(5)	In connection with the transfer of its Participating Interest under this clause 19.5, the Small Interest Participant must:

	(a)	execute and deliver to the Remaining Participants all appropriate documentation necessary to effect the transfer of its Participating Interest; and

(b)

if a Mining Operation is in existence and the Operator has not included in Mine Expenditure the costs of continuing obligations referred to in clause 14.2, pay to the Operator in proportion to the Small Interest Participant’s Participating Interest at the time it becomes a Small Interest Participant, the Expenditure (as determined by the Remaining Participants acting reasonably) to be incurred in rehabilitation, reclamation and closure of the Mining Operation or alternatively the Remaining Participants may

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deduct that Expenditure from the sum to be paid to the Small Interest Participant under clause 19.5(3)(a); and

(c)

deliver to the Remaining Participants all technical data, records, documents and plans (whether embodied in tangible or electronic form) in its possession which relate to or have come into existence under the Joint Venture.

20.	INDEPENDENT VALUE

If (other than in clause 16.12) the Agreement requires that the Independent Value be determined, then the Independent Value must be determined by applying, with all necessary changes as the circumstances may require, the procedures set out in clause 16.12.

21.	CONFIDENTIALITY

21.1	Confidentiality

Each Participant and the Operator:

(1)

agree that the Agreement, all information (whether embodied in tangible or electronic form) exchanged between the Participants and the Operator under the Agreement and all information concerning or relating to the Joint Venture of which it must become aware (“Confidential Information”) is confidential; and

	(2)	must be kept confidential and must not be disclosed to any Person at any time or in any manner except:

		(a)	to another Participant or the Operator;

		(b)	with the prior written consent of all the other Participants;

		(c)	to the extent that the Confidential Information was publicly available at the Effective Date or becomes publicly available subsequent to the Effective Date without breach of the Agreement;

		(d)	as may be necessary in seeking approval of any Governmental Authority:

(i) for the transmission of money to or receipt of money in the United States for contribution to Joint Venture Expenditure;

(ii) in seeking to maintain or acquire Joint Venture Property; or

(iii) to carry out the Joint Venture Activities;

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(e)	to legal, financial and other professional advisers, auditors and other consultants, officers and employees of:

(i) that Participant or the Operator; or

(ii) that Participant’s or the Operator’s Affiliates,

requiring the information for the purposes of the Agreement (or any transactions contemplated by the Agreement), or for the purpose of advising that Party in relation to the Agreement;

(f)	to the extent required by Law or by a lawful requirement of any Governmental Authority or stock exchange having jurisdiction over the Participant or its Affiliates;

(g)	if necessary or commercially desirable to be disclosed in any offer document, prospectus or information memorandum to bona fide investors or bona fide proposed or prospective investors:

(i)

for an issue or disposal of any shares in a Participant or its Affiliates or for an issue of debt instruments of a Participant or its Affiliates as long as the investor (whether actual, proposed or prospective) has first entered into a covenant in favour of the Participants to preserve confidentiality of information disclosed in a manner at least as onerous on the investor as this clause 21.1 is onerous on the Participants; or

(ii) for the purposes of a Participant obtaining a listing on a stock exchange;

(h)	if required in connection with legal proceedings or arbitration relating to the Agreement or for the purpose of advising a Participant or the Operator in relation to legal proceedings or arbitration;

(i)

to any bona fide enquirer contemplating purchase of an interest in the Joint Venture under clause 17 or to an Affiliate of a Participant as long as the enquirer or the Affiliate has first entered into a covenant in favour of the Participants to preserve confidentiality of information disclosed in a manner at least as onerous on the enquirer or Affiliate as this clause 21.1 is onerous on the Participants;

(j)

to a banker or other financial institution considering the provision of or, which has provided financial accommodation to, a Participant or an Affiliate of a Participant or to a trustee, representative or agent or such a banker or financial institution including in respect of any instrument documenting anything detailed in Appendix B;

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(k)

to a stock exchange or similar public market for trading shares upon which securities of a Participant or of an Affiliate of a Participant are quoted after the reasonable prior consultation, if practicable, with the other Participant taking place as to the nature and form of the disclosure (which does not imply that the consent or approval, of the other Participant must or need be obtained); or

(l)	to any Person nominated to be an independent expert for the purposes of determining Independent Value as required by the Agreement.

21.2	News Releases

The text of any proposed media releases or other public statements (“Public disclosure”) which a Participant or its Affiliate intends to make with respect to the Properties or the Agreement will be made available to the other Participants at least 4 Business Days prior to publication of the Public disclosure. The other Participants will have 2 Business Days to review and comment on the proposed Public disclosure. Any comments of the other Participants must be considered in good faith by the Participant or its Affiliate who intends to make the Public disclosure and the Public disclosure must, as is reasonable, be amended accordingly.

22.	TAXATION

22.1	Federal Tax Elections and Allocations

Without changing the effect of clause 4.1, the relationship of the Participants shall constitute a tax partnership within the meaning of Section 761(a) of the United States Internal Revenue Code of 1986, as amended. Tax elections and allocations shall be made as set forth in Appendix E. In the event of a conflict between the Agreement and Appendix E, then the terms of Appendix E shall control.

22.2	State Income Tax

To the extent permissible under applicable Law, the relationship of the Participants shall be treated for state income tax purposes in the same manner as it is for federal income tax purposes.

22.3	Tax Returns

After approval of the Management Committee, any tax returns or other required tax forms shall be filed in accordance with Appendix E.

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23.	FORCE MAJEURE

23.1	Affected Party

If a Participant or the Operator (“Affected Party”):

(1) is prevented from or delayed in performing an obligation (other than to pay money) by an Event of Force Majeure;

(2) as soon as possible after the Event of Force Majeure occurs, notifies the other Participant or the Operator (as the case may be) of full particulars of:

(a) the Event of Force Majeure;

(b) the effect of the Event of Force Majeure on performance of the Affected Party’s obligations;

(c) the anticipated period of delay;

(d) the action (if any) the Affected Party intends to take to mitigate or remove the effect and delay; and

(3) promptly and diligently acts to mitigate or remove the Event of Force Majeure and its effect;

then the obligation is suspended during, but for no longer than, the period the Event of Force Majeure continues and such further period as is reasonable in the circumstances. Upon the cessation of the Event of Force Majeure, the Affected Party must immediately give notice in writing to the other Participant or the Operator (as the case may be) of that fact, together with particulars of the number of days by which the time for performance of an obligation which the Affected Party has been prevented from performing or was delayed in performing is to be extended.

23.2	Mitigation

The Participant or the Operator (as the case may be) which is not the Affected Party must use reasonable efforts to remove or mitigate the Event of Force Majeure and its effects.

23.3	Exceptions

Nothing in clauses 23.1(3) or 23.2 obliges either Participant or the Operator to settle any strike, lockout, ban, limitation of work or other industrial disturbance.

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23.4	Events of Force Majeure

In this Article 23, “Event of Force Majeure” means any event or circumstance or combination of events and circumstances (including those listed in clause 23.5) which occurs and:

	(1)	is unforeseen by, beyond the control of and occurs without the fault or negligence of the Affected Party;

	(2)	causes delay in, or prevention of, the performance by the Affected Party of any of its obligations under the Agreement; and

(3)

cannot be prevented, overcome or remedied by the exercise by the Affected Party of a standard of care and diligence consistent with that of a prudent mining company or the expenditure of a reasonable sum of money, but does not include:

	(4)	inclement weather; or

	(5)	any of the events or circumstances (or combination of the events and circumstances) listed in clause 23.6.

23.5	Instances of Events of Force Majeure

Subject to clause 23.6, the following events will constitute an Event of Force Majeure for the purposes of this clause 23:

	(1)	acts of war (whether war be declared or not), acts of the public enemy, or acts of foreign enemies;

(2)

public disorders (provided such materially affects the development, construction, and operation of the Project), insurrection, rebellion, revolution, terrorist acts, sabotage, riots or violent demonstrations or any other protests against political actions;

	(3)	explosions, fires or floods;

	(4)	floods, earthquakes or other natural calamities or acts of God;

(5)

strike or lockout or other industrial labour action or disruption (including unlawful but excluding lawful strikes or lockouts or other industrial labour action or disruption by a Participant’s or the Operator’s employees against the Participant or the Operator that are limited in scope to the Participant or the Operator and their employees) which have national, provincial, regional or state- wide application, affect the performance of the obligations under the Agreement;

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(6)

any action or failure to act within a reasonable time without justifiable cause by any Governmental Authority, its employees or agents including the denial of or delay in granting any land tenure, permit, licence, lease, consent, approval or right, (including the Mineral Rights) upon due application and diligent effort by the Participant or the Operator (as the case may be) to obtain same, or the failure once granted to remain (without justifiable cause) in full force and effect or to be renewed on substantially similar terms;

	(7)	as long as they were not reasonably foreseeable and the effects could have been reasonably avoided by the Affected Party, protests and other civil disobedience or disturbance;

	(8)	injunctions by the court of the relevant jurisdiction;

	(9)	endemics, epidemics or pandemics;

	(10)	discovery of artefacts or archaeological ruins; and

	(11)	injunctions not caused by any breach of the Agreement by a Participant or the Operator.

23.6	Certain Events not to constitute Events of Force Majeure

Despite anything in the Agreement to the contrary, none of the following events or circumstances will constitute an Event of Force Majeure:

	(1)	the obligation to pay money; or

	(2)	any non-receipt of money or failure or inability to pay money.

23.7	Tenure Obligations During Force Majeure

Despite the occurrence of an Event of Force Majeure, the Operator and every Participant must use their best efforts to maintain the validity and good standing of the Properties and, where necessary, the Operator and every Participant, as applicable, must apply for exemption from such obligations affecting the Properties the performance of which are affected by that Event of Force Majeure as are capable at Law of being exempted.

24.	DISPUTE RESOLUTION

24.1	Disputes

(1)

If any dispute, question or difference of opinion between the Parties arises out of or under the Agreement or in connection with the Project, including the breach of the Agreement and whether based on contract, tort, statute or other legal or equitable theory (“Dispute”), then a Party may give to the other Party a notice (“Dispute Notice”) specifying the Dispute and requiring its resolution under this Article 24.

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	(2)	Subject to clause 24.6, all Disputes must be resolved in accordance with the provisions of this Article 24.

24.2	Dispute Representatives to seek resolution

(1)

If the Dispute is not resolved within 10 Business Days after a Dispute Notice is given to the other Party, then the Parties shall use their best efforts to settle the Dispute and to this end they shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to find a just and equitable solution satisfactory to both Parties including by reference of the Dispute to the chief executive officer of each of the Parties to resolve the Dispute (each, a “Dispute Representative”).

(2)

If the Dispute is not resolved within 20 Business Days of the giving of the Dispute Notice, then either Party may, subject to clause 24.6, submit the Dispute to arbitration in accordance with clause 24.3.

24.3	Arbitration

Any Disputes submitted to arbitration under this Article 24 must be finally resolved by arbitration conducted under the Rules of Arbitration of the International Chamber of Commerce in effect at the time of arbitration and:

	(1)	unless the Parties agree otherwise, the number of arbitrators will be one;

	(2)	the arbitrator must possess expertise in the subject matter of the Dispute;

	(3)	the place of arbitration will be exclusively the City of Phoenix, Arizona;

	(4)	the language of the arbitration will be English;

	(5)	the level of discovery will be determined by reference to proportionality (that is, what is reasonable having regard to the nature and size of the Dispute);

	(6)	the governing law will be the law of the State of Arizona;

	(7)	the award must be in writing; and

	(8)	the allocation of costs and expenses of the arbitrator shall be included in the award.

24.4	Enforcement

The award rendered by an arbitrator may be enforced by judgment of any court having jurisdiction or application may be made to such court for acceptance of the award and an order of enforcement, as the case may be.

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24.5	Performance of obligations during Dispute

During the existence of any Dispute, the Parties must continue to perform all of their obligations under the Agreement without prejudice to their position in respect of the Dispute, unless the Parties otherwise agree.

24.6	Urgent interlocutory relief

The Parties may not commence legal proceedings in any court except for urgent interlocutory relief or to enforce an arbitration award.

24.7	Expert Determination

If:

(1) there is any Dispute as to the application of any industry or technical standard or any rules, practices or customs of any trade or profession; or

(2) whenever, during the term of Agreement, the Parties agree that a Dispute will be resolved by an Expert:

then, despite any other provision of this clause 24, the Dispute must be referred to an Expert for determination and clause 24.8 will apply.

24.8	Appointment of Expert

(1) The procedure for the appointment of an Expert will be as follows:

(a) the Party wishing the appointment to be made must give notice in writing to that effect to the other Party and give details of the Dispute which it proposes will be resolved by the Expert;

(b)

if the matter to be referred to the Expert is not resolved by the Parties within fourteen (14) days from the date of the notice referred to in clause 24.8(1)(a), then the Parties must meet and endeavour to agree upon the identity and appoint the Expert (who must be independent of the Parties and must have qualifications and experience appropriate to the subject matter of the Dispute) to whom the Dispute will be referred for determination; and

(c)

if within thirty (30) days of the notice referred to in clause 24.8(1)(a) the Parties fail to agree upon the identity and appointment of the Expert, then the Parties must each designate a representative and those two representatives shall agree upon the identity and appointment of a third representative and the three representatives shall, by majority decision, agree upon the identity of and appoint the Expert.

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(2) The Expert must be instructed to:

(a) determine the Dispute within the shortest practicable time; and

(b) deliver a report stating its opinion with respect to the Dispute setting out the reasons for the decision.

(3)

The Expert must determine the procedures for the conduct of the process in order to resolve the Dispute and must provide each Party with a fair opportunity to make submissions in relation to the Dispute.

(4)

Any process or determination of the Dispute by the Expert must be made as an expert and not as an arbitrator and the determination of the Expert will be final and binding on the Parties without appeal so far as the Law allows except in the case of manifest error or where either Party has not been provided with a fair opportunity to make submissions in relation to the Dispute, in which case the Expert must be requested to reissue his determination.

(5) The Expert shall allocate costs and expenses of the arbitration in the award.

25.	AREA OF INTEREST

25.1	Acquisitions Within Area of Interest

No Participant will acquire, nor will it permit any Affiliate to acquire either any Mineral Rights located wholly or in part within the Area of Interest or any corporate opportunity within the scope of the business of the Joint Venture and outside the Area of Interest (a “Prohibited Acquisition”), unless such Prohibited Acquisition is made subject to the terms of this Agreement and the acquiring party (or, if an Affiliate of a Participant has completed the acquisition, then such Participant, in either case hereafter referred to as the “acquiring party”) complies with the provisions of this clause 25.1.

25.2	Notice of Acquisition

Forthwith upon completing an acquisition of a Prohibited Acquisition, then the acquiring party will give notice thereof to all other Participants, setting out the location of the Prohibited Acquisition and all information known to the acquiring party and its Affiliates about such Prohibited Acquisition, the costs of acquisition and all other pertinent details relating thereto.

25.3	Election

Upon receipt of the notice under clause 25.2, then the notified Participant will have a period of 15 Business Days to elect, by notice to the acquiring party, to include such Prohibited Acquisition in the Assets and make them subject to the terms of this Agreement. Upon such election, then such Prohibited Acquisition will constitute part of the Assets for all purposes of this Agreement.

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25.4	Reimbursement of Acquisition Costs

If by the prescribed deadline the notified Participant elects to include, pursuant to clause 25.3, then the acquiring party will be reimbursed by the Joint Venture, through the Operator, for the acquisition costs that it or its Affiliate has incurred, and the acquisition costs for any Prohibited Acquisition will be deemed to constitute an Expenditure approved by the Management Committee.

25.5	Failure to Elect

If, by the prescribed deadline, the notified Participant fails to elect to include pursuant to clause 25.3, then it will be deemed to have consented that the subject Prohibited Acquisition no longer be considered a Prohibited Acquisition, which may thereafter be held or dealt with by the acquiring party or its Affiliate free of any obligation to the Joint Venture or otherwise under this Agreement.

25.6	Other Documents Regarding Acquisition

Each of the Participants will execute and deliver or cause to be executed and delivered such further documents and instruments and give such further assurances as the other may reasonably require to evidence and give effect to any acquisition, registration or transfer of the Prohibited Acquisition contemplated in this clause 25.6.

25.7	Consequences of Non-Compliance

Non-compliance with the provisions of this clause 25 by an Affiliate of a Participant will constitute a default under this Agreement by such Participant.

26.	INTELLECTUAL PROPERTY RIGHTS

26.1	Joint Venture Property

All Intellectual Property Rights developed by, or acquired for the benefit of the Joint Venture, the cost of which was an Expenditure under the Agreement, will be Joint Venture Property.

26.2	Licence

(1)

Subject to clause 21, each Participant hereby grants to each of the other Participants for use by the latter and its Affiliates in their own operations, subject to payment of a licensing fee (as determined by the Management Committee), a non-exclusive, worldwide licence of any Intellectual Property Rights comprising the Joint Venture Property, which licence shall be in form and content satisfactory to the Participants, in their discretion, and will survive the termination of the Agreement. Any proprietary technology provided by a Participant to the Joint Venture for use by the Joint Venture will remain the sole property of such Participant despite its use by the Joint Venture.

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(2)	Despite clause 26.2(1), no Participant may:

	(a)	licence to any third Person; or

	(b)	permit the use by any third Person of,

any Intellectual Property Rights compromised in the Joint Venture Property without the prior written agreement in writing of all Participants.

27.	NOTICE

27.1	Form of Notice

Unless otherwise specified in the Agreement, any notice, demand, consent or other communication (“Notice”) given or made under the Agreement must:

	(1)	be in writing;

	(2)	be marked to the attention of the chief executive officer for the Party to whom the notice is addressed;

	(3)	where given by the Operator, be signed or authorized by either a director or company secretary of the Operator, or a duly authorized representative of the Operator;

	(4)	where given by a Participant, be signed or authorized by either a director or company secretary of the Participant, or a duly authorized representative of the Participant; and

(5)

be delivered by international courier, by hand or by facsimile to the Party to whom the notice is addressed at its address specified in clause 27.3 or such other address as that Party may have notified to the other Party.

27.2	Notices deemed given

A Notice will be taken to be duly given:

	(1)	in the case of delivery by hand, when delivered;

	(2)	in the case of delivery by international courier, when delivered;

(3)

in the case of facsimile, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of the recipient and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day or the Notice is sent or is delivered later than 4:00 pm (local time at the

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location of receipt) it will be taken to have been duly given or made at the commencement of business on the next Business Day.

27.3	Invalid Notice

A Notice requiring a response from a Participant or the Operator shall not be effective or valid unless such Notice provides for an exact number of days required to respond to such Notice.

27.4	Address for Service

[NTD: Needs to be populated.]

Any Notice given or made under the Agreement must be delivered to the intended recipient by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

(1)	to KC:

LG International Corp.
	Attention:	C.H. Cho
LG Twin Towers, 20 Yoido-Dong,
Youngdungpo-gu, Seoul 150-606, Korea

	Fax:	82-2-3773-5835
	Email:	chchoa@lgi.lg.co.kr

and to

Korea Resources Corporation (KORES)
ATTN: M.J. Park
79 Siheung-Daero, Dongjak-Gu,
Seoul 156-706, Korea

	Fax:	82-2-840-3693
	Email:	mjpark@kores.or.kr

(2)	to Rosemont:

	Attention:	Chief Executive Officer

4500 Cherry Creek South Drive, Suite 1040
Denver, CO 80246

	Fax No.:	303-300-0135
	Email:	gclausen@augustaresource.ca

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(3)	to the Operator:
	Attention:	Chief Executive Officer
4500 Cherry Creek South Drive, Suite 1040
Denver, CO 80246
	Fax No.:	303-300-0135
	Email:	gclausen@augustaresource.ca

27.5	Electronic Mail

The Parties may use electronic mail to the email address indicated in clause 27.4 for routine day to day communication but electronic mail must not be used for and will not constitute Notice under the Agreement where the Agreement expressly requires that a Notice be given.

The Parties shall, concurrently with providing Notice as required by this Agreement, provide a copy of the relevant correspondence to the other Parties by electronic mail to the email address indicated in clause 27.4 for the purposes of confirmation of delivery, but receipt of such correspondence shall not constitute receipt of Notice.

27.6	Verbal Communications

Except where expressly provided otherwise in the Agreement, verbal communications will not constitute formal communication or Notice under the Agreement and neither Party has any obligation to act on any verbal communication or instruction unless and until it is confirmed in writing. Any action taken by a Party based on any verbal communication, instruction or assurance will be at that Party’s sole risk and will be without liability to or recourse against the other Party.

28.	BEST PRACTICES

In the performance of their obligations under the Agreement, the Participants must, and must cause their respective officers, directors, agents, employees, consultants and contractors to, comply strictly with all applicable Law. The Participants hereby acknowledge and agree that certain laws of the United States, including the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., prohibits, among other things, the direct or indirect payment of money or anything of value to any governmental official, political party, or candidate for political office for the purpose of obtaining or retaining business (in this Article 28, a “Proscribed Payment”). The Participants represent and warrant that, in the performance of their obligations under the Agreement or otherwise in connection with the conduct of the Joint Venture Activities:

(1) they have not made, and will not make, any Proscribed Payment; and

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(2)	they were not, and will not be in violation of similar legislation in any jurisdiction in which the Joint Venture carries on business or in which the Rosemont Project is located.

Each Participant must, upon the request of the other Participant, provide a written certification to the foregoing effect, in form and content requested by the requesting Participant.

29.	GENERAL

29.1	Costs and Outlays

Each Party must pay its own costs and outlays connected with the negotiation, preparation and execution of the Agreement.

29.2	Entire Agreement

The Earn-In Agreement, the Offtake Agreement (as defined in Earn-In Agreement) and the Agreement constitute:

(1) the entire agreement and understanding between the Parties on everything connected with the subject matter of the Project; and

(2) supersedes any prior agreement or understanding on anything connected with that subject matter.

29.3	Effect of Inconsistencies with Applicable Law

It is the express intention of the Participants and the Joint Venture that this Agreement, the Offtake Agreement (as defined in the Earn-In Agreement) and the Earn-In Agreement shall be the sole source of agreement among them, and, except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Arizona Revised Uniform Partnership Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Arizona Revised Uniform Partnership Act or any other law or rule. In the event that the Arizona Revised Uniform Partnership Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The duties and obligations imposed on the Participants as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Joint Venture and the Participants, notwithstanding any provision of the Arizona Revised Uniform Partnership Act or common law to the contrary.

29.4	Governing Law

(1) The Agreement is governed by and must be interpreted in accordance with the law in force in the State of Arizona.

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(2)

Subject to clause 24, the parties irrevocably submit to the exclusive jurisdiction of the courts exercising jurisdiction in the State of Arizona and any court that may hear appeals from any of those courts for any proceeding in connection with the agreement, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

29.5	Amendments in Writing

The Agreement must not be amended, modified, varied or supplemented except in writing signed by the Parties.

29.6	Further Assurance

Each Party must promptly at its own cost do all things (including executing and if necessary delivering all documents) necessary or desirable to give full effect to the Agreement.

29.7	Time of the Essence

	(1)	Time is of the essence of the Agreement.

	(2)	If the Parties agree to vary a time requirement, the time requirement so varied is of the essence of the Agreement.

	(3)	Any agreement to vary a time requirement must be in writing.

29.8	Waiver

The Parties agree that:

	(1)	a Party’s failure or delay to exercise a power or right does not operate as a waiver of that power or right;

	(2)	the exercise of a power or right does not preclude either its exercise in the future or the exercise of any other power or right;

	(3)	a waiver is not effective unless it is in writing; and

	(4)	waiver of a power or right is effective only in respect of the specific instance to which it relates and for the specific purpose for which it is given.

29.9	Severability

	(1)	If anything in the Agreement is unenforceable, illegal or void then it is severed and the rest of the Agreement remains in force.

(2)

Where a provision of the Agreement is prohibited or unenforceable, the Parties must negotiate in good faith to replace the invalid provision by a provision which is in accordance with the applicable Law and which must be as close as possible

Joint Venture Agreement

to the Parties’ original intent and appropriate consequential amendments (if any) will be made to the Agreement.

29.10	Violation of Law of another Jurisdiction

If the Agreement is intended to be performed in more than one jurisdiction, and its performance would be a violation of the applicable Law of a jurisdiction where it is intended to be performed, the Agreement is binding in those jurisdictions in which it is valid and the Parties will use their reasonable efforts to re-negotiate and amend the Agreement so that its performance does not involve a violation of the applicable Law of the jurisdiction where its performance would be a violation.

29.11	Survivorship

The provisions set out in clauses 2, 8, 21, 22, 24 and 26, and all limitations of liability and rights accrued prior to completion, termination, or expiration of the Agreement will not merge on completion, termination, or expiration of the Agreement, but will continue in full force and effect after any termination or expiration of the Agreement as will any other provision of the Agreement which expressly or by implication from its nature is intended to survive the termination or expiration of the Agreement.

29.12	Counterparts

The Agreement may be executed in any number of counterparts. Each counterpart is an original, but the counterparts together are one and the same agreement. The Agreement is binding on the Parties on the exchange of counterparts. A copy of a counterpart sent by facsimile machine or by electronic mail:

(1) must be treated as an original counterpart;

(2) is sufficient evidence of the execution of the original; and

(3) may be produced in evidence for all purposes in place of the original.

29.13	Execution – Authorized Officer to Sign

Each Person signing the Agreement as an authorized officer of a Party hereby represents and warrants that he or she is duly authorized to sign the Agreement for that Party and that the Agreement will, upon having been so executed, be binding on that Party in accordance with its terms.

Joint Venture Agreement

EXECUTED AS AN AGREEMENT.

ROSEMONT COPPER COMPANY

Per:
Authorized Signatory

Name of Authorized Signatory

KC

UNITED COPPER & MOLY LLC

Per:	LG INTERNATIONAL CORP.

Authorized Signatory

Name of Authorized Signatory

Per:	KOREA RESOURCES CORPORATION

Authorized Signatory

Name of Authorized Signatory

Appendix A (Joint Venture Agreement)

APPENDIX A – ACCOUNTING PROCEDURE

1.	INTERPRETATION

1.1

Any terms not specifically defined in this Appendix A will have the meanings given to them in clause 1.1 of the Agreement to which this Appendix A is attached. In addition and unless the context otherwise requires, in this Appendix A:

	(1)	“Count” means a physical inventory count;

	(2)	“Employee” means those employees of the Operator who are assigned to and directly engaged in the conduct of Mining Activities, whether on a full-time or part-time basis;

(3)

“Employee Benefits” means the Operator’s cost of holiday, vacation, sickness, disability benefits, field allowances, amounts paid to and the Operator’s costs of established plans for employee’s group life insurance, hospitalization, pension, retirement and other customary plans maintained for the benefit of Employees and personnel, as the case may be, which costs may be charged as a percentage assessment on the salaries and wages of Employees or personnel, as the case may be, on a basis consistent with the Operator’s cost experience;

	(4)	“Field Offices” means the necessary sub-office or sub-offices in each place where an Approved Program or Construction is being conducted or a Mine is being operated;

(5)

“Government Contributions” means the cost or contributions made by the Operator under assessments imposed by any Governmental Authority which are applicable to the salaries or wages of Employees or personnel, as the case may be;

(6)

“Material” means the personal property (excluding Mineral Products), equipment and supplies acquired or held, at the direction or with the approval of the Management Committee, for use in the Mining Activities and, without limiting the generality, more particularly “Controllable Material” means such Material which is ordinarily classified as Controllable Material, as that classification is determined or approved by the Management Committee, and controlled in mining operations;

	(7)	“Office Maintenance Costs” means the cost or pro rata portion of the costs, as the case may be, of maintaining and operating the Field Office and the Supervision Office;

(8)

“personnel” means those management, supervisory, administrative, clerical or other personnel of the Operator normally associated with the Supervision Offices whose salaries and wages are charged directly to the Supervision Office in question;

Appendix A (Joint Venture Agreement)

(9)

“Reasonable Expenses” means the reasonable expenses associated with the Mining Activities of Employees or personnel, as the case may be, for which those Employees or personnel may be reimbursed under the Operator’s usual expense account practice, as accepted by the Management Committee; including any relocation expenses necessarily incurred in order to properly staff the Mining Activities if the relocation is approved by the Management Committee;

	(10)	“Respective Month” has the meaning given in clause 2.1 of this Appendix A; and

	(11)	“Supervision Offices” means the Operator’s offices or department within the Operator’s offices from which the Mining Activities are generally supervised.

1.2	Under no circumstance shall Expenditures be counted more than once.

1.3	All provisions of Appendix A are subject to the provisions of clauses 7.20 and 10.13 of the Agreement.

2.	STATEMENTS

2.1

The Operator will, within 5 Business Days of each month end, provide statements to each Participant, detailing each Participant’s Proportionate Share of Joint Venture Expenditure for the immediately preceding month (“Respective Month”) and indicating:

	(1)	all other charges and credits to the Joint Venture Account in the Respective Month summarized by appropriate classification indicative of the nature of the charges and credits;

	(2)	the estimated Joint Venture Expenditure to be made during the month next succeeding the Respective Month;

(3)

the addition to or subtraction from, as the case may be, made in respect of Joint Venture Expenditure actually having been incurred in an amount greater or lesser than the contribution which was made by each Participant for Respective Month; and

	(4)	the contributions made by each Participant to date and the Joint Venture Expenditure incurred to the end of the Respective Month.

3.	DIRECT CHARGES

3.1	The Operator will charge the Joint Venture Account with the following items:

	(1)	Contractor’s Charges:

All costs directly relating to the Mining Activities incurred under contracts entered into by the Operator with third parties;

Appendix A (Joint Venture Agreement)

(2)	Labour Charges:

(a)

the salaries and wages of Employees in an amount calculated by taking the full salary or wage of each Employee multiplied by that fraction which has as its numerator the total time for the month that the Employees were directly engaged in the conduct of Mining Activities and as its denominator the total normal working time for the month of the Employee;

	(b)	the Reasonable Expenses of the Employees; and

	(c)	Employee Benefits and Government Contributions in respect of the Employees in an amount proportionate to the debit made to the Joint Venture Account in respect to their salaries and wages.

(3)	Office Maintenance:

	(a)	Office Maintenance Costs. The basis for charging the Joint Venture Account for the Office Maintenance Costs will be as follows:

		(i)	the expense of maintaining and operating Field Offices, less any revenue from the Field Offices; and

		(ii)	that portion of maintaining and operating the Supervision Offices which is equal to:

(A)

the anticipated total operating expenses of the Supervision Offices multiplied by that fraction which has as its numerator the total time for the month that the Employees were directly engaged in the conduct of Mining Activities and as its denominator the total normal working time for the month of the Employee;

	(b)	the anticipated total operating expenses of the Supervision Offices will include:

		(i)	the salaries and wages of the Operator’s personnel which have been directly charged to the Supervision Offices;

		(ii)	the Reasonable Expense of the personnel; and

		(iii)	Employee Benefits; and

(c)

the Operator will make an adjustment in respect of the Office Maintenance cost immediately after the end of each Financial Year upon having determined the actual operating expenses and actual total time for the month that the Employees were directly engaged in the conduct of Mining

Appendix A (Joint Venture Agreement)

Activities and as its denominator the total normal working time for the month of the Employee.

(4)	Material:

Material purchased or furnished by the Operator for use on the Properties as provided under clause 4 of this Appendix A.

(5)	Transportation Charges:

The cost of transporting Employees and Material necessary for the Mining Activities.

(6)	Service Charges:

(a)

The cost of services and utilities procured from outside sources other than services covered by clause 3.1(8) of this Appendix A. The cost of consultant services will not be charged to the Joint Venture Account unless the retaining of the consultant is approved in advance by the Management Committee; and

(b) use and service of equipment and facilities furnished by the Operator as provided in clause 4.3 of this Appendix A.

(7)	Damages and Losses to Joint Properties:

All costs necessary for the repair or replacement of Joint Venture Property made necessary because of damages or losses by fire, flood, storms, theft, accident or other cause. If the damage or loss is estimated by the Operator to exceed $10,000, the Operator will furnish each Participant with written particulars of the damages or losses incurred as soon as practicable after the damage or loss has been discovered. The proceeds, if any, received on claims against any policies of insurance in respect of those damages or losses will be credited to the Joint Venture Account.

(8)	Legal Expense:

All costs of handling, investigating and settling litigation or recovering the Joint Venture Property, including legal fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any litigation or claims, and, unless approved in advance by the Management Committee, no charge will be made for the services of the Operator’s legal staff or the fees and expenses of outside solicitors.

(9)	Taxes:

All taxes, duties or assessments of every kind and nature (except income taxes) assessed or levied upon or in connection with the Properties, the Mining

Appendix A (Joint Venture Agreement)

Activities, or the production of Mineral Product, which have been paid by the Operator for the benefit of the Participants.

(10)	Insurance:

Net premiums paid for:

(a) such policies of insurance on or in connection with Mining Activities as may be required to be carried by Law; and

(b) such other policies of insurance as the Operator may carry for the protection of the Participants in accordance with the Agreement; and

(c) the applicable deductibles in event of an insured loss.

(11)	Rentals:

Fees, rentals and other similar charges required to be paid for acquiring, recording and maintaining permits, mineral claims and mining leases and rentals and royalties which are paid as a consequence of the Mining Activities.

(12)	Permits:

Permit costs, fees and other similar charges which are assessed by Governmental Authorities.

(13)	Other Expenditure:

Such other costs and expenses which are not covered or dealt with in the foregoing provisions of this clause 3.1 of this Appendix A as are incurred with the approval of the Management Committee for Mining Activities or as may be contemplated in the Agreement.

4.	PURCHASE OF MATERIAL

4.1	Subject to clause 4.3 of this Appendix A, the Operator must purchase all Materials and procure all services required in the Mining Activities.

4.2

Materials purchased and services procured by the Operator directly for the Mining Activities will be charged to the Joint Venture Account at the price paid by the Operator less all discounts actually received.

4.3

Any Participant or an Affiliate of a Participant may sell Material or services required in the Mining Activities to the Operator for such price and upon such terms and conditions as the Management Committee may approve.

4.4

Despite the foregoing provisions of this clause 4, the Operator, after having obtained the prior approval of the Management Committee, will be entitled to supply for use in connection with the Mining Activities equipment and facilities which are owned by the

Appendix A (Joint Venture Agreement)

Operator and to charge the Joint Venture Account with such reasonable costs as are commensurate with the ownership and use of those items and things.

5.	DISPOSAL OF MATERIAL

5.1

The Operator, with the prior approval of the Management Committee may, from time to time, sell any Material which has become surplus to the foreseeable needs of the Mining Activities for the best price and upon the most favourable terms and conditions available.

5.2

Any Participant or an Affiliate of a Participant may purchase from the Operator any Material which may from time to time become surplus to the foreseeable needs of the Mining Activities for the price and upon the terms and conditions approved by the Management Committee.

5.3	Upon termination of the Agreement, the Management Committee may approve the division of any Material held by the Operator at that date, which Material may be taken by the Participants in kind.

5.4	The net revenues received from the sale of any Material to third Participants or to a Participant will be credited to the Joint Venture Account.

6.	INVENTORIES

6.1	The Operator will maintain records of Material in reasonable detail and records of Controllable Material in detail.

6.2

The Operator will perform Counts from time to time at reasonable intervals, and in any event at the end of each Financial Year. The independent external auditor of the Operator will be given reasonable notice of each Count, and will be given the opportunity to attend the Count.

6.3

Immediately after performing a Count, the Operator will reconcile the inventory with the Joint Venture Account. The Operator will not be held accountable for any shortages of inventory except where any shortage has arisen due to a lack of diligence by the Operator.

7.	ADJUSTMENTS

7.1

Payment of any invoice (including a Cash Call Notice) by a Participant will not prejudice the right of that Participant to protest the correctness of the statement supporting the payment. Despite the foregoing, all invoices and statements presented to each Participant by the Operator during any Financial Year will conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the Financial Year to which the invoice or statement relates, unless within that 12 month period that Participant gives notice to the Operator making claim on the Operator for an adjustment to the invoice or statement.

Appendix A (Joint Venture Agreement)

7.2	The Operator will not adjust any invoice or statement in favour of itself after the expiration of 12 months following the end of the Financial Year to which the invoice or statement relates.

7.3

Despite clauses 7.1 and 7.1 of this Appendix A, the Operator may make adjustments to an invoice or statement which arise out of a Count of Material or Joint Venture Property within 60 days of the completion of the Count.

7.4

A Participant will be entitled upon notice to the Operator to request that the independent external auditor of the Operator provide that Participant with its opinion that any invoice or statement delivered under the Agreement in respect of the period referred to in clause 7.1 of this Appendix A has been prepared in accordance with the Agreement.

7.5

The time for giving the audit opinion contemplated in clause 7.3 of this Appendix A will not extend the time for the taking of exception to and making claims on the Operator for adjustment as provided in clause 7.1 of this Appendix A.

7.6

The cost of the auditor’s opinion referred to in clause 7.3 of this Appendix A will be solely for the account of the Participant requesting the auditor’s opinion, unless the audit disclosed a material error adverse to that Participant, in which case the cost will be solely for the account of the Operator.

7.7

Upon not less than 10 Business Days notice to the Operator, and no more frequently than once every three months, a Participant will be entitled to inspect the Joint Venture Account, at the location where such records are normally kept. All costs incurred in carrying out such inspection will be borne by the Participant. All disagreements or discrepancies identified by the Participant will be referred to the Operator’s independent external auditor for final resolution.

Appendix B (Joint Venture Agreement)

APPENDIX B – PROPERTIES, SECURITY INTERESTS AND RIGHTS OF
THIRD PARTIES

Properties

Mineral Rights	Including those detailed in Appendix F
Other Rights	Including those detailed in Appendix G

Security Interests

All security granted pursuant to the Loan Agreement between Augusta Resource Corporation and Red Kite Explorer Trust dated April 21, 2010.

Rights of Third Parties

  Obligation of Rosemont to grant a guaranty and security collateral thereto pursuant to the Precious Metals Purchase Agreement between Augusta Resource (Barbados) SRL Augusta Resource Corporation and Silver Wheaton (Caymans) Ltd. and Silver Wheaton Corp. dated February 10, 2010.

Agreement and attendant security as provided for in clause 7.11(2) of the JVA:

Offtake Agreement with Red Kite Explorer Trust.

  Exceptions to title listed on Schedule B of Landmark Title Assurance Agency / First American Title Insurance Company Commitment for Title Insurance No. 06168479-024- P13, Amendment No. 2, with an effective date of April 6, 2010.

The rights of parties in possession of certain parcels of real property owned by the Rosemont or Affiliates noted below:

A royalty of one and one-half percent of net returns, as set forth in Deed recorded at Docket 8351 at page 1788 of the Pima County records, currently held by Franco-Nevada U.S. Corp.

A royalty of one and one-half percent of net returns, as set forth in Deed recorded at Docket 8351 at page 1788 of the Pima County records, currently held by Lesley J. Cote wife of Robert T. Cote.

Residential Lease Agreement, dated August 25, 2006 for portions of Parcel 2 of the Helvetia Ranch by and between Mr. Robert L. Kilgore and Ms. Karen E. Andersen and Borrower.

Caretaker Agreement, dated March 31, 2008 for portions of Parcel 5 of a portion of Singing Valley Ranch by and between Mr. Jose Franco and Borrower.

Caretaker/Maintenance Agreement, dated June 4, 2008 for portions of Parcel 5 of a portion of Singing Valley Ranch by and between Mr. Brian Casey and Borrower.

Appendix B (Joint Venture Agreement)

    Residential Lease, dated April 15, 2008 for portions of Parcel 5 of a portion of Singing Valley Ranch by and between Ms. Teresa Godin and Ms. Mary Cameron Tenney on behalf of Borrower as Borrower’s residential property manager).

  Vacant Land/Lot Purchase Contract dated January 9, 2008, as amended, between Rosemont as buyer, and Anne Scalese, as Trustee of the Anne Scalese Trust, as seller regarding the purchase and sale of a 20 acre parcel of land situated in Pima County, Arizona (E/2 of the SW/4 of the SE/4, Section 29, Township 17 South, Range 14 East).

  All accrued and unpaid taxes on real and personal property included in the Assets in respect of the current year.

Appendix C (Joint Venture Agreement)

  APPENDIX C – ROYALTY

Appendix C (Joint Venture Agreement)

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION 1

- SECTION 1.1 DEFINITIONS 1
- SECTION 1.2 EXHIBITS 4
- SECTION 1.3 GOVERNING LAW 4
- SECTION 1.4 SEVERABILITY 4
- SECTION 1.5 CALCULATION OF TIME 4
- SECTION 1.6 HEADINGS 4
- SECTION 1.7 OTHER MATTERS OF INTERPRETATION 5

ARTICLE 2 ROYALTY DESCRIPTION 5

- SECTION 2.1 ROYALTY RESERVED 5
- SECTION 2.2 OWNER'S BUYOUT RIGHT 5
- SECTION 2.3 INTENTIONALLY DELETED 6
- SECTION 2.4 INTEREST IN LAND 6

ARTICLE 3 OPERATION OF THE PROPERTIES 7

- SECTION 3.1 OWNER TO DETERMINE OPERATIONS 7
- SECTION 3.2 INSURANCE 7
- SECTION 3.3 COMMINGLING 7

ARTICLE 4 ASSIGNMENT 7

- SECTION 4.1 ASSIGNMENT BY THE ROYALTY HOLDER 7
- SECTION 4.2 MULTIPLE PARTIES 8
- SECTION 4.3 ASSIGNMENT BY OWNER 8

ARTICLE 5 PAYMENTS 8

- SECTION 5.1 PAYMENT OBLIGATION 8
- SECTION 5.2 PROVISIONAL SETTLEMENTS 8
- SECTION 5.3 DUE DATE 9
- SECTION 5.4 ROYALTY STATEMENTS 9
- SECTION 5.5 ADJUSTMENTS 9
- SECTION 5.6 CONVERSION OF CURRENCY 10
- SECTION 5.7 WIRE TRANSFER 10
- SECTION 5.8 TRADING ACTIVITIES OF OWNER 10
- SECTION 5.9 BOOKS AND RECORDS 10

ARTICLE 6 INDEMNITY 11

- SECTION 6.1 INDEMNITY 11
- SECTION 6.2 LIMITATION 11

ARTICLE 7 DISPUTE RESOLUTION 11

- SECTION 7.1 MANDATORY ARBITRATION OF DISPUTES 11
- SECTION 7.2 DEMAND FOR ARBITRATION 11
- SECTION 7.3 ARBITRATION PANEL 11
- SECTION 7.4 COMMENCEMENT OF PROCEEDINGS 12
- SECTION 7.5 ARBITRATION AWARD 12
- SECTION 7.6 ARBITRATION COSTS 12

ARTICLE 8 MISCELLANEOUS 13

- SECTION 8.1 OTHER ACTIVITIES AND INTERESTS 13

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SECTION 8.2	CONFIDENTIALITY	13
SECTION 8.3	NO PARTNERSHIP	14
SECTION 8.4	NOTICE	14
SECTION 8.5	FURTHER ASSURANCES	14
SECTION 8.6	ENTIRE AGREEMENT	15
SECTION 8.7	NO WAIVERS	15
SECTION 8.8	TIME OF THE ESSENCE	15
SECTION 8.9	COUNTERPARTS	15
SECTION 8.10	PARTIES IN INTEREST	15

EXHIBIT 1 PROPERTIES

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Appendix C (Joint Venture Agreement)

NET SMELTER RETURNS ROYALTY AGREEMENT

THIS AGREEMENT dated as of the ● day of ●, ●.

BETWEEN:

ABC CORPORATION,
a ● company (the "Owner")

OF THE FIRST PART

AND:

XYZ CORPORATION,
a ● (the "Royalty Holder")

OF THE SECOND PART

For good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this agreement, unless otherwise provided:

(b) "**Agreement**" means this Net Smelter Returns Royalty Agreement;

(c) "**Allowable Deductions**" means all costs, charges and expenses paid, incurred, or deemed incurred by the Owner for or with respect to Products including:

(i) costs, charges and expenses for treatment in the smelting, refining, solvent extraction, electrowinning, concentrate leach or other beneficiation process related or supplemental to, or performed instead of, conventional smelting/refining processes, including without limitation handling, processing, interest, and provisional settlement fees, weighing, sampling, assaying umpire and representation costs, penalties, and other processor deductions,

(ii) actual costs of transportation (including loading, freight, insurance, security, transaction taxes, handling, port, demurrage, delay, and

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forwarding expenses incurred by reason of or in the course of transportation) of Products from the Properties to the place of treatment and then to the place of Sale,

(iii) costs or charges of any nature for or in connection with insurance, storage, or representation at a smelter or refinery for Products or refined metals, and

(iv) sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, but not including income taxes of the Owner or Royalty Holder,

provided that:

(v) whether Products are processed on or off the Properties in a facility wholly or partially owned by the Owner or a shareholder of the Owner or by an Affiliate of the Owner or an Affiliate of a shareholder of the Owner, Allowable Deductions will not include any costs that are in excess of those which would be incurred on an arm's length basis, or which would not be Allowable Deductions if those Products were processed by an independent third party; and

(vi) there will be no Allowable Deductions from Gross Proceeds received as a result of a Loss;

(d) "**Business Day**" means a day on which banks are generally open for business in Phoenix, Arizona;

(e) "**Buyout Amount**" means the NPV (as at the date of calculation) of the Royalty, based on the remaining life of mine on the Properties per the then existing mine plan, as calculated by a qualified person mutually agreeable to the Parties, provided if within 30 days the Parties are unable to so agree, then the issue shall be referred to dispute resolution under Article 7.

(f) "**Control**" or "**Controlled**" means:

(i) when used as a verb:

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(g) "**Gross Proceeds**" means, subject to the provisions of Section 5.6, proceeds received or deemed to be received by the Owner for the Sale of Products from the Properties, whether processed on or off of the Properties (for greater certainty, including insurance proceeds in respect of any Loss), determined as follows:

(i) if Products are sold by the Owner in the form of ore or concentrates, then the Gross Proceeds in respect of such ore or concentrates will be equal to the amount of the proceeds actually received by the Owner during the calendar month from the sale of such raw ore or concentrates;

(ii) if Products are sold by the Owner in the form of refined metal then the Gross Proceeds will be equal to the amount of the proceeds actually received by the Owner during the calendar month from the sale of such refined copper metal; and

(iii) if there is a Loss of Products then the Gross Proceeds will be equal to the sum of the insurance proceeds in respect of such Loss, and the Gross Proceeds from any sale of such Products;

(h) "**Loss**" means an insurable loss of or damage to Products, whether or not occurring on or off the Properties and whether the Products are in the possession of the Owner or otherwise;

(i) "**Net Smelter Returns**" for any Product means the Gross Proceeds from the Sale of such Product less Allowable Deductions related to such Product, it being understood that there shall be no Net Smelter Returns on precious metals such as gold, silver or platinum;

(j) "**NPV**" means the net present value;

(k) "**Party**" or "**Parties**" means one or more of the parties to this Agreement;

(m) "**Products**" means the Owner's share of all ores mined from the Properties (other than precious metals such as gold, silver or platinum)

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Appendix C (Joint Venture Agreement)

and all concentrates and other mineral products, metals or minerals which are derived therefrom, whether on or off the Properties, for which there has been a Sale;

(n) **"Properties"** means the interests in the mineral titles listed in Exhibit 1 to this Agreement and any other mineral titles to which such Exhibit 1 mineral titles may be converted;

(o) **"Royalty"** means the percentage of Net Smelter Returns to which the Royalty Holder is entitled pursuant to this Agreement; and

(p) **"Sale"** means a sale of a Product by or on behalf of the Owner or any Affiliate of the Owner to a Person who is not an Affiliate of the Owner, and is deemed to include any Loss prior to any such sale.

Section 1.2 Exhibits

Exhibit 1, which is attached to this Agreement, is by reference incorporated into and forms part of this Agreement.

Section 1.3 Governing Law

This Agreement will in all respects be governed by and be construed in accordance with the laws in force in the State of Arizona and, subject to section 7.1, will be under the exclusive jurisdiction of the state and federal courts of the State of Arizona.

Section 1.4 Severability

If any one or more of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

Section 1.5 Calculation of Time

If any time period set forth in this Agreement ends of a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

Section 1.6 Headings

The headings to the articles and sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

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Appendix C (Joint Venture Agreement)

Section 1.7 Other Matters of Interpretation

In this Agreement:

(a) the singular includes the plural and vice versa;

(b) the masculine includes the feminine and vice versa;

(c) references to "article", "section" and "subsection" are to articles, sections and subsections of this Agreement, respectively;

(d) all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words "covenants" or "agrees" or "promises";

(e) all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise;

(f) the word "person" includes an individual, partnership, firm, corporation, company, body politic, or government or department thereof; and

(g) the words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular article, part, section, exhibit or portion thereof.

ARTICLE 2
ROYALTY DESCRIPTION

Section 2.1 Royalty Reserved

The Royalty Holder has reserved and the Owner agrees to pay to the Royalty Holder a royalty in respect of the Properties equal to the aggregate of one percent (1.0%) of the Net Smelter Returns on all Products, on the terms and conditions specified in this Agreement, subject to reduction pursuant to Sections 2.2 and 2.3.

Section 2.2 Owner's Buyout Right

The Owner has the right to purchase a buyout and transfer of the Royalty for the Buyout Amount. Such right shall be exercised by:

(a) notice of intention to calculate Buyout Amount given by the Owner to the Royalty Holder;

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(b) mutual selection by the Parties of the person to be charged with calculating the Buyout Amount;

(c) calculation of the Buyout Amount;

(d) if the Owner elects, notice by the Owner to the Royalty Holder of intention to buyout the Royalty Holder, such notice setting out the date of the buyout (being no later than 60 days subsequent to the date of such notice); and

(e) on the date of the buyout:

(i) a registrable instrument of conveyance of the Royalty executed by and from the Royalty Holder to the Owner on terms satisfactory to the Owner, acting reasonably, shall be delivered by the Royalty Holder to the Owner; and

(ii) certified funds in the amount of the Buyout Amount, shall be delivered by the Owner to the Royalty Holder.

Section 2.3 INTENTIONALLY DELETED

Section 2.4 Interest in Land

The Parties intend that the Royalty constitute an interest in the Properties and, accordingly agree that:

(a) the Royalty shall be a covenant running with the Property and shall be binding upon and inure to the benefit of the parties and their respective successors and assigns;

(b) any sale or other disposition of any interest in the Properties will be effective only in accordance with Section 5.3 hereof;

(c) the Owner will upon request sign and deliver to the Royalty Holder, and the Royalty Holder may register or otherwise record against titles to the Properties, the form of notice or other document or documents as the Royalty Holder may reasonably request to give notice of the existence of the Royalty to third parties, to secure payment of the Royalty and to protect the Royalty Holder's right to receive the Royalty as contemplated herein; and

(d) if any mineral properties hereafter become a part of the Properties, the Owner agrees to execute and deliver such document or documents as the Royalty Holder may reasonably request to acknowledge that the Royalty is

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applicable thereto including, without limitation, any registration document of the nature contemplated in Section 2.4(c).

ARTICLE 3
OPERATION OF THE PROPERTIES

Section 3.1 Owner to Determine Operations

The Owner may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other Products at sites located on or off the Properties, prior to sale, transfer, or conveyance to a purchaser, user, or consumer. The Owner will not be liable for mineral values lost in processing under sound practices and procedures, and no Royalty will be due on any such lost mineral values. The Owner will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Properties and may suspend operations and production on the Properties at any time it considers prudent or appropriate to do so. The Owner will owe the Royalty Holder no duty to explore, develop or mine the Properties, or to do so at any rate or in any manner other than that which the Owner may determine in its sole and unfettered discretion.

Section 3.2 Insurance

Notwithstanding Section 3.1, the Owner will obtain and maintain insurance against Loss of Products prior to their Sale, in such amounts and with such coverage as is customary in the industry (including, without limitation, fidelity insurance to protect against theft and business interruption coverage) with the Royalty Holder as a named insured.

Section 3.3 Commingling

The Owner will not commingle Products from the Properties with other ores, doré, concentrates, mineral products, metals or minerals produced elsewhere, unless the Parties have agreed upon procedures for the weighing, sampling, assaying and other measuring or testing necessary to fairly allocate valuable metals contained in such Products and in the other ores, doré, concentrates, mineral products, metals and minerals.

ARTICLE 4
ASSIGNMENT

Section 4.1 Assignment by the Royalty Holder

The Royalty Holder may convey or assign all or any undivided portion of the Royalty payable either for a stated term of years or up to a specified dollar amount, provided that such assignment will not be effective against the Owner until the assignee

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has delivered to the Owner a written and enforceable undertaking, whereby such assignee agrees to be bound, to the extent of the interest assigned, by all of the terms and conditions of this Agreement.

Section 4.2 Multiple Parties

Notwithstanding any assignment by the Royalty Holder, the Owner will not be or become liable to make payments in respect of the Royalty to, or to otherwise deal in respect of this Agreement with, more than one person. If the interests of the Royalty Holder hereunder are at any time owned by more than one person, such owners will, as a condition of receiving payment hereunder, nominate one person to act as agent and common trustee for receipt of monies payable hereunder and to otherwise deal with the Owner in respect of such interests (including, without limitation, the giving of notice to take or cease taking in kind) and no royalty owner will be entitled to administer or enforce any provisions of this Agreement except through such agent and trustee. In such events, the Owner will, after receipt of notice respecting the nomination of such agent and trustee, thereafter make and be entitled to make payments due hereunder in respect of the Royalty to such agent and trustee and to otherwise deal with such agent and trustee as if it were the sole holder of the Royalty hereunder.

Section 4.3 Assignment by Owner

The Owner may transfer, sell, assign or otherwise dispose of all or any portion of its interest in the Properties provided that such disposition will not be effective as against the Royalty Holder until the purchaser has delivered to the Royalty Holder a written and enforceable undertaking agreeing to be bound, to the extent of the interest disposed of, by all of the terms and conditions of this Agreement.

ARTICLE 5
PAYMENTS

Section 5.1 Payment Obligation

The obligation to pay the Royalty will accrue when there has been a Sale of Products, provided that:

(a) there will be deemed to have been a Sale of Products upon the outturn of the metals from such Products (other than precious metals such as gold, silver or platinum) by the treatment facility to the account of the seller; and

(b) any Royalty due in respect of a Loss will accrue when the insurance proceeds are paid.

Section 5.2 Provisional Settlements

Where the outturn of treated metals (other than precious metals such as gold, silver or platinum) or a Sale of Products (including an insurance settlement in respect of

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a Loss) is made on a provisional basis, the amount of the Royalty payable will be based upon the amount of Products or the value of the Loss credited by such provisional settlement, but will be adjusted to account for the amount of Products or the value of the Loss established by final settlement with the treatment facility or with the purchaser or insurer of other Products, as the case may be.

Section 5.3 <u>Due Date</u>

Royalty payments will be due and payable quarterly on the last day of the month next following the end of the calendar quarter in which the same accrued.

Section 5.4 <u>Royalty Statements</u>

Royalty payments will be accompanied by a statement showing in reasonable detail on a Product by Product basis for the relevant quarter:

(a) the quantities and grades of Products produced and for which there was a Sale in the quarter;

(b) the actual proceeds of Sale received in the quarter;

(c) the Allowable Deductions in the quarter; and

(d) other pertinent information in sufficient detail to explain the calculation of the Royalty payment.

Section 5.5 <u>Adjustments</u>

Subject to Section 5.2 hereof, all Royalty payments will be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Royalty Holder gives the Owner written notice describing and setting forth a specific objection to the determination thereof within one year after receipt by the Royalty Holder of the quarterly Royalty statement. If the Royalty Holder objects to a particular quarterly statement as herein provided, then:

(a) the Royalty Holder will have the right, upon reasonable notice and at a reasonable time, to have the Owner's accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant selected by the Royalty Holder and who enters into a confidentiality undertaking substantially on the terms of Section 8.2 hereof.

(b) If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder, such deficiency or excess will be resolved by adjusting the next quarterly Royalty payment due hereunder. If production has ceased, settlement will be made between the Parties by cash payment.

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(c) The Royalty Holder will pay all costs of such audit unless a deficiency of five percent or more of the amount due to the Royalty Holder is determined to exist. The Owner will pay the costs of such audit if a deficiency of five percent or more of the amount due is determined to exist.

Failure on the part of the Royalty Holder to make claim on the Owner for adjustment in such one year period will establish the correctness of the payment and preclude the filing of exception thereto or making of claims for adjustment thereon.

Section 5.6 Conversion of Currency

All payments to be made under this Agreement will be made in US dollars.

Section 5.7 Wire Transfer

Payments hereunder will be made without demand, notice, set-off, or reduction, by wire transfer in good, immediately available funds, to such account or accounts as the Royalty Holder may designate pursuant to wire instructions provided by the Royalty Holder to the Owner not less than three (3) Business Days prior to the dates upon which such payments are to be made.

Section 5.8 Trading Activities of Owner

The Owner will have the right to market and sell refined metals and other Products in any manner it may elect, and will have the right to engage in forward sales, futures trading or commodity options trading and other price hedging, price protection, and speculative arrangements ("trading activities") which may involve the possible physical delivery of Products. The Royalty will not apply to, and the Royalty Holder will not be entitled to participate in, the proceeds generated by the Owner, a shareholder of the Owner, or an Affiliate of either in trading activities or in the actual marketing or sales of Products. In determining the net proceeds from any Products subject to the Royalty, the Owner will not be entitled to deduct from Gross Proceeds any losses suffered by the Owner, a shareholder or an Affiliate in trading activities. In the event that the Owner engages in trading activities, the Royalty will be determined on the basis of the value of Products produced and without regard to the price or proceeds actually received by the Owner, for or in connection with the sale, or the manner in which a sale to a third party is made by the Owner. In the event that the Owner engages in trading activities in respect of Products other than refined metals, the Gross Proceeds will be determined on the basis of the value of such Products ex headframe or minesite loading facility in the case of ores or ex mill or other treatment facility in the case of other Products.

Section 5.9 Books and Records

All books and records used by the Owner to calculate Royalty due hereunder will be kept according to U.S. generally accepted accounting principles.

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ARTICLE 6
INDEMNITY

Section 6.1 Indemnity

The Owner agrees that it will defend, indemnify, reimburse and hold harmless the Royalty Holder, its officers, directors, shareholders, employees and its successors and assigns (collectively the "indemnified parties"), and each of them, from and against any and all claims, demands, liabilities, actions and proceedings, which may be made or brought against the Royalty Holder or which it may sustain, pay or incur that whosoever result from or relate to operations conducted on or in respect of the Properties that result from or relate to the mining, handling, transportation, smelting or refining of the Products or the handling of transportation of the Products.

Section 6.2 Limitation

The indemnity provided in Section 6.1 is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an indemnified party in its capacity as or related to the Royalty Holder as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings brought by or against an indemnified party in any other capacity.

ARTICLE 7
DISPUTE RESOLUTION

Section 7.1 Mandatory Arbitration of Disputes

All disputes between the Parties arising under this Agreement, which the Parties are unable to resolve within 20 days, will be resolved by arbitration in accordance with this Article 7 and, after expiry of the 20 day period, will be submitted to such arbitration by written demand of either Party.

Section 7.2 Demand for Arbitration

To demand arbitration, any Party (the "demanding party") will give written notice to the other Party (the "responding party"). Such notice will specify the nature of the issues in dispute, the amount involved, and the remedy requested and the names of at least three qualified, disinterested arbitrators acceptable to it. Within seven days of the receipt of the notice, the responding party will answer the demand in writing, specifying the issues that Party disputes and advising whether it accepts as arbitrator any of the arbitrators named in the notice. If the responding party accepts an arbitrator named in the notice, that person will act as sole arbitrator of the dispute.

Section 7.3 Arbitration Panel

If the responding party does not accept any of the arbitrators named, each Party will select one qualified arbitrator within five days of responding party's answer. Each of

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the arbitrators will be a disinterested person qualified by experience to hear and determine the issues to be arbitrated. The arbitrators so chosen will select a neutral arbitrator within five days of their selection. If the named arbitrators cannot agree on a neutral arbitrator, the arbitrators will make application to any court of competent jurisdiction in the State of Arizona with a copy to both Parties, requesting that court to select and appoint the third arbitrator. The court's selection will be final and binding on the Party. The three arbitrators chosen pursuant to this Section 7.3 constitute the arbitration panel.

Section 7.4 <u>Commencement of Proceedings</u>

Immediately upon appointment of arbitrator or arbitration panel, each Party must present in writing to the arbitrator or panel (with a copy to the other Party) its statement of the issue or issues in dispute. Any questions of whether a dispute should be arbitrated under this article must be decided by the arbitrator or arbitration panel. The arbitrator or panel, as soon as possible, but not more than 15 days after appointment, must meet in Phoenix, Arizona at a time and place reasonably convenient for the Parties, after giving each Party at least seven days notice. The arbitration hearing must be conducted in accordance with the commercial arbitration rules of the *Commercial Arbitration Rules* of the *American Arbitration Act*, provided that if there is any conflict between the provisions of this Agreement and such rules the provisions of this Agreement will prevail. Actions of the arbitrators comprising an arbitration panel must be by majority vote.

Section 7.5 <u>Arbitration Award</u>

After hearing the Party in regard to the matter in dispute, taking such evidence and making such other investigation as justice requires and as the arbitrators deem necessary, they must decide the issues submitted to them within ten days thereafter and serve a written and signed copy of the award upon each Party. Such award will be final and binding on the Party, and confirmation thereof may be applied for in any court of competent jurisdiction by any Party. If the Parties settle the dispute in the course of the arbitration, such settlement must be approved by the arbitrator or panel on request of either Party and become the award.

Section 7.6 <u>Arbitration Costs</u>

Fees and expenses of the arbitration and the reasonable legal costs of the Parties will be paid by the Parties in the proportions determined by the arbitrator or panel in his or its discretion having regard to the outcome of the arbitration and the relationship between the result of the arbitration and the positions taken by each of the Parties.

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Appendix C (Joint Venture Agreement)

ARTICLE 8
MISCELLANEOUS

Section 8.1 Other Activities and Interests

This Agreement and the rights and obligations of the parties hereunder are strictly limited to the Properties. Each party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other party or inviting or allowing the other to participate therein including activities involving mineral claims or mineral leases adjoining the Properties.

Section 8.2 Confidentiality

All information, data, reports, records, feasibility studies and test results relating to the Properties and the activities of the Owner or any other party thereon and the terms and conditions of this Agreement, all of which will hereinafter be referred to as "confidential information", will be treated by the Royalty Holder as confidential and will not be disclosed to any person not a Party to this Agreement, except in the following circumstances:

(a) the Royalty Holder may disclose confidential information to its auditors, legal counsel, institutional lenders, brokers, underwriters and investment bankers, provided that such non-party users are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality thereof and are strictly limited in their use of the confidential information to those purposes necessary for such non-party users to perform the services for which they were retained by the Royalty Holder;

(b) the Royalty Holder may disclose confidential information where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Royalty Holder will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled; or

(c) with the approval of the Owner.

Any confidential information that becomes part of the public domain by no act or omission in breach of this Section 8.2 will cease to be confidential information for the purposes of this Section 8.2.

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Appendix C (Joint Venture Agreement)

Section 8.3 No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relation between the Parties including, without limitation, a joint venture, mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and neither Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other Party. Nothing herein contained will be deemed to constitute a Party the partner, agent, joint venturer or legal representative of the other Party.

Section 8.4 Notice

Any notice, election, proposal, objection or other document required or permitted to be given hereunder ("Notices") will be in writing addressed to the Parties as follows:

Owner: ABC Corporation
●
Attention: ●
Fax: ●

Royalty Holder: XYZ Corporation
●
Attention: ●
Fax: ●

All Notices will be given by personal delivery, facsimile transmission or prepaid registered mail, return receipt requested. All Notices will be effective and will be deemed delivered as follows:

(a) if by personal delivery, on the date of delivery if delivered during normal business hours on a Business Day, and, if not, then on the next Business Day following delivery;

(b) if by electronic communication, on the next Business Day following receipt of the electronic communication; and

(c) if by mail, on the next Business Day after actual receipt.

A Party may at any time change its address for future Notices hereunder by Notice in accordance with this section.

Section 8.5 Further Assurances

Each Party will, at the request of another Party and at the requesting Party's expense, execute all such documents and take all such actions as may be reasonably required to effect the purposes and intent of this Agreement.

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Section 8.6 Entire Agreement

This Agreement, including the exhibit hereto, constitutes the entire agreement of the Parties with respect to the subject matter hereof, all previous agreements and promises in respect thereto being hereby expressly rescinded and replaced hereby. No modification or alteration of this Agreement will be effective unless in writing executed subsequent to the date hereof by both Parties. No prior written or contemporaneous oral promises, representations or agreements are binding upon the Parties. There are no implied covenants contained herein.

Section 8.7 No Waivers

No waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the waiving Party, and then such waiver will be effective only in the specific instance and for the purpose of which given. No course of dealing among the Parties, nor any failure to exercise, nor any delay in exercising, any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.8 Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

Section 8.9 Counterparts

This Agreement may be executed in multiple counterparts, each of which will constitute an original, but all of which together will constitute one and the same instrument.

Section 8.10 Parties in Interest

This Agreement will enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

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Appendix C (Joint Venture Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first set forth above.

ABC CORPORATION

By: ______________________________

Name: ______________________________

Title: ______________________________

XYZ CORPORATION

By: ______________________________

Name: ______________________________

Title: ______________________________

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Appendix C (Joint Venture Agreement)

Appendix D (Joint Venture Agreement)

  APPENDIX D – INVESTMENT SCHEDULE

  Pursuant to Appendix H and clauses 6.1 and 6.5.

Appendix E (Joint Venture Agreement)

  APPENDIX E – TAX MATTERS

  ARTICLE I
  EFFECT OF THIS APPENDIX

       This Appendix shall govern the relationship of the Participants with respect to tax matters and the other matters addressed herein. Except as otherwise indicated, capitalized terms used in this Appendix shall have the meanings given to them in the Joint Venture Agreement to which this Appendix is attached (the “Agreement”). In the event of a conflict between this Appendix and the other provisions of the Agreement, the terms of this Appendix shall control.

  ARTICLE II
  TAX MATTERS PARTNER

       2.1 Designation of Tax Matters Partner. The Operator is hereby designated the tax matters partner (hereinafter “TMP”) as defined in Section 6231(a)(7) of the Internal Revenue Code of 1986 (“the Code”) and shall be responsible for, make elections for, and prepare and file any federal and state tax returns or other required tax forms, in each case following approval of the Management Committee. If the Operator is not a Participant then the TMP shall be the Participant with the greatest Participating Interest. In the event of any change in Operator, the Participant serving as Operator at the end of a taxable year shall continue as TMP with respect to all matters concerning such year unless the TMP for that year is required to be changed pursuant to applicable Treasury Regulations. The TMP and the other Participant shall use reasonable best efforts to comply with the responsibilities outlined in this Article II and in Sections 6221 through 6233 of the Code (including any Treasury Regulations promulgated thereunder) and in doing so shall incur no liability to any other party.

       2.2 Notice. Each Participant shall furnish the TMP with such information (including information specified in Section 6230(e) of the Code) as it may reasonably request to permit it to provide the Internal Revenue Service with sufficient information to allow proper notice to the Participants in accordance with Section 6223 of the Code. The TMP shall keep each Participant informed of all administrative and judicial proceedings for the adjustment at the partnership level of partnership items in accordance with Section 6223(g) of the Code.

       2.3 Inconsistent Treatment of Partnership Item. If an administrative proceeding contemplated under Section 6223 of the Code has begun, and the TMP so requests, then each Participant shall notify the TMP of its treatment of any partnership item on its federal income tax return that is inconsistent with the treatment of that item on the partnership return.

       2.4 Extensions of Limitation Periods. The TMP shall not enter into any extension of the period of limitations as provided under Section 6229 of the Code without first giving reasonable advance notice to the other Participant of such intended action and obtaining the consent of that other Participant therefor.

Appendix E (Joint Venture Agreement)

       2.5 Requests for Administrative Adjustments. Neither Participant shall file, pursuant to Section 6227 of the Code, a request for an administrative adjustment of partnership items for any partnership taxable year without first notifying the other Participant. If the other Participant agrees with the requested adjustment, the TMP shall file the request for administrative adjustment on behalf of the partnership. If consent is not obtained within thirty (30) days after notice or at least five (5) days prior to the filing period, if earlier, from the proposing Participant, either Participant, including the TMP, may file that request for administrative adjustment on its own behalf.

       2.6 Judicial Proceedings. Either Participant intending to file a petition under Section 6226, 6228 or other sections of the Code with respect to any partnership item, or other tax matters involving the tax partnership, shall notify the other Participant of such intention and the nature of the contemplated proceeding. If the TMP is the Participant intending to file such petition, then such notice shall be given within a reasonable time to allow the other Participant to participate in the choosing of the forum in which such petition will be filed. If both Participants do not agree on the appropriate forum, then the TMP shall choose the forum. If either Participant intends to seek review of any court decision rendered as a result of a proceeding instituted under the preceding part of this Paragraph, then such Participant shall notify the other Participant of such intended action.

       2.7 Settlements. The TMP shall not bind the other Participant to a settlement agreement without first obtaining the written consent of any such Participant. Either Participant who enters into a settlement agreement for its own account with respect to any partnership items, as defined by Section 6231(a)(3) of the Code, shall notify the other Participant of such settlement agreement and its terms within ninety (90) days from the date of settlement.

       2.8 Fees and Expenses. The TMP shall not engage legal counsel, certified public accountants, or others without the prior consent of the Management Committee. Either Participant may engage legal counsel, certified public accountants, or others in its own behalf and at its sole cost and expense. Any reasonable item of expense, including but not limited to fees and expenses for legal counsel, certified public accountants, and others which the TMP incurs (after proper consent by the Management Committee as provided above) in connection with any audit, assessment, litigation, or other proceeding regarding any partnership item, shall constitute proper charges to the Joint Venture Account and shall be borne by the Participants as any other item which constitutes a direct charge to the Joint Venture Account pursuant to the Agreement.

       2.9 Survival. The provisions of the foregoing paragraphs, including but not limited to the obligation to pay fees and expenses contained in Paragraph 2.8, shall survive the termination of the tax partnership or the termination of either Participant’s interest in the tax partnership and shall remain binding on the Participants for a period of time necessary to resolve with the Internal Revenue Service or the Department of the Treasury or the Department of Justice any and all matters regarding the federal income taxation of the tax partnership for the applicable tax year(s).

Appendix E (Joint Venture Agreement)

  ARTICLE III
  TAX ELECTIONS AND ALLOCATIONS

       3.1 Tax Partnership Election. It is understood and agreed that the Participants intend to create a partnership for United States federal and state income tax purposes, and, unless otherwise agreed to hereafter by both Participants, neither Participant shall make an election to be, or have the arrangement evidenced hereby, excluded from the application of any provisions of Subchapter K of the Code, or any equivalent state income tax provision. It is understood and agreed that the Participants intend to create a partnership for federal and state income tax purposes only (a “tax partnership”). Subject to section 2.1, the Operator shall timely file with the appropriate office of the Internal Revenue Service a partnership income tax return covering the Operations. The Participants recognize that this Agreement may be subject to state income tax statutes. Subject to section 2.1, the Operator shall timely file with the appropriate offices of the state agencies any required partnership state income tax returns. Each Participant agrees to furnish to the Operator any information it may have relating to Operations as shall be required for proper preparation of such returns. The Operator shall furnish to the other Participant for its review a copy of each proposed income tax return at least two weeks prior to the date the return is filed.

       3.2 Tax Elections. The tax partnership shall make the following elections for purposes of all partnership income tax returns:

            (a) To use the accrual method of accounting;

            (b) Pursuant to the provisions at Section 706(b)(1) of the Code, to use as its taxable year the year ended December 31. In this connection, Rosemont represents that its taxable year is the year ending December 31 and KC represents that its taxable year is the year ending December 31;

            (c) At the election of the Operator, to deduct currently all development expenses to the extent possible under Section 616(a) of the Code, or to defer such expenses under Section 616(b) of the Code;

            (d) At the election of the Operator, which may vary on an asset-by-asset basis, to compute the allowance for depreciation in respect of all depreciable Assets using the 150% declining balance method and the shortest life permissible or using the units of production method of depreciation, provided however, that the Management Committee may determine other methods of depreciation;

            (e) To treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by Law;

            (f) To adjust the basis of tax partnership property under Section 754 of the Code at the request of either Participant; and

            (g) To amortize over the shortest permissible period all organizational expenditures and business start-up expenses under Sections 195 and 709 of the Code.

Appendix E (Joint Venture Agreement)

       Any other election not specifically addressed in this Appendix E required or permitted to be made by the tax partnership under the Code or any state tax Law shall be made as determined by the Management Committee.

       Each Participant shall elect under Section 617(a) of the Code to deduct currently all exploration expenses. Each Participant reserves the right to capitalize its share of development and/or exploration expenses of the tax partnership in accordance with Section 59(e) of the Code, provided that a Participant’s election to capitalize all or any portion of such expenses shall not affect the Participant’s Capital Account.

       3.3 Allocations to Participants. Allocations for Capital Account purposes shall be in accordance with the following:

            (a) [intentionally omitted].

            (b) Exploration expenses and development cost deductions shall be allocated among the Participants in accordance with their respective contributions to such expenses and costs.

            (c) Depreciation and amortization deductions with respect to a depreciable Asset shall be allocated among the Participants in accordance with their respective contributions to the adjusted basis of the Asset which gives rise to the depreciation, amortization or loss deduction.

            (d) Production and operating cost deductions shall be allocated among the Participants in accordance with their respective contributions to such costs.

            (e) Deductions for depletion shall be allocated in the following order and priority:

       (i) Excess percentage depletion deductions shall be allocated to the Members in accordance with the allocation of gross income from the mineral property from which such deductions are derived. The term “excess percentage depletion” shall mean the excess, if any, of deductions for percentage depletion as determined for purposes of maintaining the Capital Accounts over the book value at which the depletable property is recorded in the Capital Accounts;

       (ii) To the extent of the amount of such depletion deductions that would have been determined for Capital Account purposes if only cost depletion were allowable for federal income tax purposes from the inception of the tax partnership, any remaining depletion deductions shall be allocated to the Participants in accordance with their respective contributions to the adjusted basis of the depletable property; and

       (iii) Any remaining depletion deductions shall be allocated to the Participants so that, to the extent possible, the Participants receive the same total amounts of percentage depletion as they would have received if percentage depletion were allocated to the Participants in proportion to their respective shares of the gross

Appendix E (Joint Venture Agreement)

  income used as the basis for calculating the federal income tax deduction for percentage depletion.

            (f) Subject to Subparagraph 3.3(h) below, gross income on the sale of production shall be allocated in accordance with the Participants’ rights to share in the proceeds of such sale.

            (g) Except as provided in Subparagraph 3.3(h) below, gain or loss on the sale of a depreciable or depletable asset shall be allocated so that, to the extent possible, the net amount reflected in the Participants’ Capital Account (as defined in Subparagraph 4.1 below) with respect to such property (taking into account the cost of such property, depreciation, amortization, depletion or other cost recovery deductions and gain or loss) most closely reflects the Participants’ Participating Interests.

            (h) Gains and losses on the sale of all or substantially all the Assets of the tax partnership shall be allocated so that, to the extent possible, the Participants’ resulting Capital Account balances are in the same ratio as their Participating Interests at the time of such sale.

            (i) The Participants acknowledge that expenses and deductions allocable under the preceding provisions of this Paragraph may be required to be capitalized into production under Section 263A of the Code. With respect to such capitalized expenses or deductions, the allocation of gross income on the sale of production shall be adjusted, in any reasonable manner consistently applied by the Operator, so that the same net amount (subject possibly to timing differences) is reflected in the Capital Accounts as if such expenses or deductions were instead deductible and allocated pursuant to the preceding provisions of this Paragraph.

            (j) All deductions and losses that are not otherwise allocated in this Paragraph shall be allocated among the Participants in accordance with their respective contributions to the costs producing each such deduction or to the adjusted basis of the Asset producing each such loss.

            (k) Any recapture of exploration expenses under Section 617(b)(1)(A) of the Code, and any disallowance of depletion under Section 617(b)(1)(B) of the Code, shall be borne by the Participants in the same manner as the related exploration expenses were allocated to, or claimed by, them.

            (l) All other items of income and gain shall be allocated to the Participants in accordance with their Participating Interests.

            (m) If a reduced Participating Interest is restored, then the Operator shall endeavour to allocate items of income, gain, loss, and deduction (in the same year as the restoration of such Participating Interest or, if necessary, in subsequent years) so as to cause the Capital Account balances of the Participants to be the same as they would have been if the restored Participating Interest had never been reduced.

Appendix E (Joint Venture Agreement)

            (n) If the Participants’ Participating Interests change during any taxable year of the tax partnership, then the distributive share of items of income, gain, loss and deduction of each Participant shall be determined in any manner (1) permitted by Section 706 of the Code, and (2) agreed on by both Participants. If the Participants cannot agree on a method, then the method shall be determined by the Operator in consultation with the tax partnership’s tax advisers, with preference given to the interim closing-of-the-books method except where application of that method would result in undue administrative expense in relationship to the amount of the items to be allocated.

            (o) “Nonrecourse deductions,” as defined by Treas. Reg. § 1.704 -2(b)(1) shall be allocated between the Participants in proportion to their Participating Interests.

       3.4 Regulatory Allocations. Notwithstanding the provisions of Paragraph 3.3 to the contrary, the following special allocations shall be given effect for purposes of maintaining the Participants’ Capital Accounts.

            (a) If either Participant unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704 -1(b)(2)(ii)(d)(4), § 1.704 -1(b)(2)(ii)(d)(5) or § 1.704 -1(b)(2)(ii)(d)(6), which result in a deficit Capital Account balance, then items of income and gain shall be specially allocated to each such Participant in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Capital Account deficit of such Participant as quickly as possible. For the purposes of this Paragraph, each Participant’s Capital Account balances shall be increased by the sum of (i) the amount such Participant is obligated to restore pursuant to any provision of the Agreement, and (ii) the amount such Participant is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§ 1.704 -2(g)(1) and 1.704 -2(i)(5).

            (b) The “minimum gain chargeback” and “partner minimum gain chargeback” provisions of Treas. Reg. §§ 1.704 -2(f) and 1.704 -2(i)(4), respectively, are incorporated herein by reference and shall be given effect. In accordance with Treas. Reg. § 1.704 2(i)(1), deductions attributable to a “partner nonrecourse liability” shall be allocated to the Participant that bears the economic risk of loss for such liability. All other allocations shall be in accordance with the regulation under Section 704(b) of the Code.

            (c) If the allocation of deductions to either Participant would cause such Participant to have a deficit Capital Account balance at the end of any taxable year of the tax partnership (after all other allocations provided for in this Article III have been made and after giving effect to the adjustments described in Subparagraph 3.4(a)), then such deductions shall instead be allocated to the other Participant.

       3.5 Curative Allocations. The allocations set forth in Paragraph 3.4 (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Participants that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Paragraph. Therefore, notwithstanding any other provisions of this Article III (other than the Regulatory Allocations), the Operator shall make such offsetting special allocations of income, gain, loss or deduction in

Appendix E (Joint Venture Agreement)

  whatever manner it determines appropriate so that, after such offsetting allocations are made, each Participant’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Participant would have had if the Regulatory Allocations were not part of this Agreement and all items were allocated pursuant to Paragraph 3.3 without regard to Paragraph 3.4; provided, however, that no such allocation will be made pursuant to this paragraph if (i) the Regulatory Allocation had the effect of offsetting a prior Regulatory Allocation or (ii) the Regulatory Allocation likely (in the opinion of the Company’s tax advisers) will be offset by another Regulatory Allocation in the future (e.g., Regulatory Allocation of “nonrecourse deductions” that likely will be subject to a subsequent “minimum gain chargeback”).

       3.6 Tax Allocations. Except as otherwise provided in this Paragraph, items of taxable income, deduction, gain and loss shall be allocated in the same manner as the corresponding item is allocated for book purposes under Paragraphs 3.3, 3.4 and 3.5 of the corresponding item determined for Capital Account purposes.

            (a) Recapture of tax deductions arising out of a disposition of property shall, to the extent consistent with the allocations for tax purposes of the gain or amount realized giving rise to such recapture, be allocated to the Participants in the same proportions as the recaptured deductions were originally allocated or claimed.

            (b) To the extent required by Section 704(c) of the Code, income, gain, loss, and deduction with respect to property contributed to the tax partnership by a Participant shall be shared among both Participants so as to take account of the variation between the basis of the property to the tax partnership and its fair market value at the time of contribution. The Participants intend that Section 704(c) shall effect no allocations of tax items that are different from the allocations under Paragraphs 3.3, 3.4 and 3.5 of the corresponding items for Capital Account purposes. However, to the extent that allocations of tax items are required pursuant to Section 704(c) of the Code to be made other than in accordance with the allocations under Paragraphs 3.3, 3.4 and 3.5 of the corresponding items for Capital Account purposes, Section 704(c) shall be applied in accordance with the “traditional method without curative allocations” under Treas. Reg. § 1.704 -3(b).

            (c) Depletion deductions with respect to contributed property shall be determined without regard to any portion of the property’s basis that is attributable to precontribution expenditures by the contributing party that were capitalized under Code Sections 616(b), 59(e) and 291(b). Deductions attributable to precontribution expenditures by Rosemont shall be calculated under such Code Sections as if Rosemont continued to own the depletable property to which such deductions are attributable, and such deductions shall be reported by the tax partnership and shall be allocated solely to Rosemont.

            (d) The Participants understand the allocations of tax items set forth in this Paragraph, and agree to report consistently with such allocations for federal and state tax purposes.

Appendix E (Joint Venture Agreement)

  ARTICLE IV
  CAPITAL ACCOUNTS; LIQUIDATION

       4.1 Capital Accounts.

            (a) A separate capital account (the “Capital Account”) shall be established and maintained by the TMP for each Participant. Such Capital Account shall be increased by (i) the amount of money contributed by the Participant to the tax partnership, (ii) the fair market value of property contributed by the Participant to the tax partnership (net of liabilities secured by such contributed property that the partnership is considered to assume or take subject to under Code Section 752) and (iii) allocations to the Participant under Paragraphs 3.3, 3.4 and 3.5 of tax partnership income and gain (or items thereof), including income and gain exempt from tax; and shall be decreased by (iv) the amount of money distributed to the Participant by the tax partnership, (v) the fair market value of property distributed to the Participant by the tax partnership (net of liabilities secured by such distributed property and that the Participant is considered to assume or take subject to under Code Section 752), (vi) allocations to the Participant under Paragraphs 3.3, 3.4 and 3.5 of expenditures of the tax partnership not deductible in computing its taxable income and not properly chargeable to a Capital Account and any expenditure that is treated as such in Section 1.704 -1(b)(2)(iv)(i) of the Treasury Regulations, and (vii) allocations of tax partnership loss and deduction (or items thereof), excluding items described in (vi) above and percentage depletion to the extent it exceeds the adjusted tax basis of the depletable property to which it is attributable. The Participants agree that the net fair market value of the property contributed by Rosemont to the tax partnership pursuant to Section 5.1(a) of the Agreement is $704,000,000.

            (b) If the Capital Accounts of the Participants are computed with reference to the book value of any Asset which differs from the adjusted tax basis of such Asset, then the Capital Accounts shall be adjusted for depreciation, depletion, amortization and gain or loss as computed for book purposes with respect to such Asset in accordance with Treasury Regulation Section 1.704 -1(b)(2)(iv)(g).

            (c) If any interest in the tax partnership is transferred in accordance with the terms of this Agreement, then the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest, except as provided in Treasury Regulation Section 1.704 -1(b)(2)(iv)(1).

            (d) If property, other than money, is distributed to a Participant, then the Capital Accounts of the Participants shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) would be allocated among the Participants if there was a taxable disposition of such property for the fair market value of such property (taking Section 7701(g) of the Code into account) on the date of distribution. For this purpose the fair market value of the property shall be determined as set forth in Paragraph 4.2(a) below.

            (e) Rosemont may be contributing to the Agreement certain depletable properties with respect to which Rosemont currently has an adjusted tax basis which may consist in part of depletable expenditures and in part of expenditures capitalized under Code Sections

Appendix E (Joint Venture Agreement)

  616(b), 291(b) and/or 59(e). For purposes of maintaining the Capital Accounts, the tax partnership’s deductions with respect to contributed property in each year for (i) depletion, (ii) deferred development expenditures under Section 616(b) attributable to pre-contribution expenditures, (iii) amortization under Section 291(b) attributable to pre-contribution expenditures, and (iv) amortization under Section 59(e) attributable to pre-contribution expenditures shall be the amount of the corresponding item determined for tax purposes pursuant to Subparagraph 3.6(c) multiplied by the ratio of (a) the book value at which the contributed property is recorded in the Capital Accounts to (b) the adjusted tax basis of the contributed property (including basis resulting from capitalization of pre-contribution development expenditures under Sections 616(b), 291(b), and 59(e)).

            (f) The foregoing provisions, and the other provisions of the Agreement relating to the maintenance of Capital Accounts and the allocations of income, gain, loss, deduction and credit, are intended to comply with Treasury Regulations Section 1.704 -1(b), and shall be interpreted and applied in a manner consistent with such Regulations. If the Management Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, then the Management Committee may make such modification, provided that it is not likely to have a material effect on the amount distributable to either Participant upon liquidation of the tax partnership pursuant to Paragraph 4.2.

            (g) If the Participants so agree, upon the occurrence of an event described in Treas. Reg. § 1.704 -1(b)(2)(iv)(5), then the Capital Accounts shall be restated in accordance with Treas. Reg. § 1.704 -1(b)(2)(iv)(f) to reflect the manner in which unrealized income, gain, loss or deduction inherent in the assets of the tax partnership (that has not been reflected in the Capital Accounts previously) would be allocated among the Participants if there were a taxable disposition of such assets for their fair market values, as determined in accordance with Section 4.2(a) . For purposes of Paragraph 3.3, a Participant shall be treated as contributing the portion of the book value of any property that is credited to the Participant’s Capital Account pursuant to the preceding sentence. Following a revaluation pursuant to this Subparagraph 4.1(g), the Participants’ shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to property that has been revalued pursuant to this Subparagraph 4.1(g) shall be determined in accordance with the principles of Code Section 704(c) as applied pursuant to the final sentence of Subparagraph 3.6(b) .

       4.2 Liquidation. If the partnership is “liquidated” within the meaning of Treasury Regulation Section 1.704 -1(b)(2)(ii)(g), then, notwithstanding any other provision of the Agreement to the contrary, the following steps shall be taken (after taking into account any transfers of Capital Accounts pursuant to Sections 15.2 or 19.5(1)(b) of the Agreement):

            (a) The Capital Accounts of the Participants shall be adjusted to reflect any gain or loss which would be realized by the partnership and allocated to the Participants pursuant to the provisions of Article III of this Appendix C if the Assets had been sold at their fair market value at the time of liquidation. The fair market value of the Assets shall be determined by agreement of both Participants; provided, however, that in the event that the Participants fail to agree on the fair market value of any Asset, its fair market value shall be determined in accordance with Article 24 of the Agreement.

Appendix E (Joint Venture Agreement)

            (b) After making the foregoing adjustments and/or contributions, all remaining Assets shall be distributed to the Participants in accordance with the balances in their Capital Accounts (after taking into account all appropriate allocations, including Subparagraph 3.3(h)) . Unless otherwise expressly agreed on by both Participants, each Participant shall receive an undivided interest in each and every Asset determined by the ratio of the amount in each Participant’s Capital Account to the total of both of the Participants’ Capital Accounts. Assets distributed to the Participants shall be deemed to have a fair market value equal to the value assigned to them pursuant to Subparagraph 4.2(a) above.

       4.3 Deemed Terminations. Notwithstanding the provisions of Paragraph 4.2, if the “liquidation” of the tax partnership results from a deemed termination under Section 708(b)(1)(B) of the Code, then (i) Subparagraphs 4.2(a) and (b) shall not apply, (ii) the tax partnership shall be deemed to have distributed its Assets in accordance with the relative Capital Account balances of the Participants as adjusted pursuant to Subparagraph 4.2(a), (iii) the Participants shall be deemed for tax purposes to have contributed those Assets to a new partnership pursuant to the terms of this Appendix, and (iv) the new tax partnership shall continue pursuant to the terms of this Agreement and this Appendix.

Appendix F (Joint Venture Agreement)

  APPENDIX F – MINERAL RIGHTS

Appendix F (Joint Venture Agreement)

- 2 -

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2019 TAX DUE
305540100	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BRUNSWICK 18.66 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540110	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ANTELOPE 17.36 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305550010	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST NEWMAN 16.50 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST CHANCE 20.16 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BLACK HAWK 11.36 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST TELEMETER 8.15 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550070	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST WEST END 19.53 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550080	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST HATTIE 12.19 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550090	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST SILVER SPUR 8.61 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550100	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST SLIDE 12.88 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550110	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BACK BONE 19.07 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550130	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BUZZARD 20.66 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550140	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST HEAVY WEIGHT 20.66 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550150	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST LIGHT WEIGHT 20.65 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305560040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST PEACH 18.07 AC SEC 15-18-15	4710	RANCH PROPERTY	$500	$9.23
305560050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST SOUTH END 17.81 AC SEC 15-18-15	4710	RANCH PROPERTY	$500	$9.23
305560060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST MONITOR 13.32 AC SEC 15-18-15	4710	RANCH PROPERTY	$500	$9.23
305560070	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST GAP 16.25 AC SEC 15-18-15	4710	RANCH PROPERTY	$500	$9.23
305580080	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST WATER WISH 20.66 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580090	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST NEW MEXICO 15.13 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580100	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST GRIZZLY 20.66 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23

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Appendix G (Joint Venture Agreement)

  APPENDIX G – OTHER RIGHTS
  Owned and Leased Real Property

  (A) Helvetia Ranch parcels -- Rosemont Copper Company, Special Warranty Deed recorded in the official records of Pima County, Arizona on August 25, 2008 at Docket 12876, Page 4765.

  (B) Sanrita West/53 acre Lamb parcel -- Sanrita Properties, LLC, Special Warranty Deed recorded in the official records of Pima County, Arizona on February 15, 2007 at Docket 12993, Page 5277.

  (C) Singing Valley Ranch parcels -- Rosemont Copper Company, Special Warranty Deed recorded in the official records of Pima County, Arizona on December 12, 2007 at Docket 13204, Page 3837.

  (D) Sanrita East/20 acre Kanarco parcel -- Dawson Properties, LLC, Warranty Deed recorded in the official records of Pima County, Arizona on January 15, 2008 at Docket 13222, Page 2641.

  (E) Wilmot Junction/Davis parcels -- Wilmot Junction, LLC, General Warranty Deed recorded in the official records of Pima County, Arizona on September 25, 2008 at Docket 13399, Page 1842.

  (F) Pipeline Triangle/Pressnall parcel -- Rosemont Copper Company, General Warranty Deed recorded in the official records of Pima County, Arizona on August 31, 2009 at Docket 13633, Page 4344.

  (G) Helvetia Annex (Suttles) parcel -- Rosemont Copper Company, General Warranty Deed recorded in the official records of Pima County, Arizona on November 20, 2009 at Docket 13689, Page 2571.

  (H) Helvetia Annex (ADC Properties/Calica) parcel -- Rosemont Copper Company, General Warranty Deed recorded in the official records of Pima County, Arizona on December 1, 2009 at Docket 13695, Page 1983. (I) Helvetia Annex (Avra Valley/Lebrecht) parcels -- Rosemont Copper Company, Special Warranty Deed recorded in the official records of Pima County, Arizona on January 11, 2010 at Docket 13722, Page 2221.

  (J) Federal land grazing lease -- Rosemont Copper Company, Helvetia Allotment (#6025) leased from Bureau of Land Management.

  (K) Private land grazing Lease -- Rosemont Copper Company, grazing lands leased from Mid America Association for Autistic Training and Research (MAATR) and Harry McLear, Director.

  (L) Private land grazing Lease -- Rosemont Copper Company, grazing lands leased from The Humphrey Family Trust, Richard H. Humphrey, Trustee.

  (M) Private land grazing Lease -- Rosemont Copper Company, grazing lands leased from Don C. Pressnall. (N) Federal land grazing permit/lease -- Rosemont Copper Company, Thurber (#236) Allotment term grazing permit/lease leased from United States Department of Agriculture, Forest Service.

  (O) Federal land grazing permit/lease -- Rosemont Copper Company, Rosemont (#234), Greaterville (#238) and DeBaud (#232) Allotments term grazing permit/lease leased from United States Department of Agriculture, Forest Service.

  (P) State land grazing lease -- Rosemont Copper Company, Rosemont Ranch (Lease #05-3399) lease leased from the State of Arizona, State Land Department.

  Water Entitlements as of August 27, 2010

  Groundwater

  Permit No. 59-215979.0000, Permit to Withdraw Groundwater for Mineral Extraction and Metallurgical Processing (Tucson Active Management Area)

Issued to:	Rosemont Copper Company
Issue Date:	January 18, 2008
Expiration Date:	January 17, 2028

Appendix G (Joint Venture Agreement)

Maximum Amount of Withdrawal:	6,000 acre feet per year
Point of Diversion:	ADWR Well No. 55-214277

  Amendment to Permit No. 59-215979, authorizing an additional point of diversion:

Issue to:	Rosemont Copper Company
Issue Date:	November 21, 2008
Expiration Date:	Same as permit
Additional Point of Diversion:	ADWR Well No. 55-216391

  Well No. 55-216391, located D (17-14) 21 add. Registered to Rosemont Copper Company. Originally constructed under Hydrologic Test Permit No. 59-216390.0000 (now expired), 1210’ deep, 12” casing. Static Water Level at time of Construction: 235’ Well No. 55-214277, located D (17-14) 17 bdd. Registered to Sanrita Properties, LLC. Originally constructed under Hydrologic Test Permit No. 59-214276 (now expired), 1300’ deep, 12-8” casing. Static Water Level at time of construction: 210’

  Central Arizona Project Water

  Agreement Providing for Delivery of Excess Central Arizona Project Water between Central Arizona Water Conservation District (CAWCD) and Augusta Resource (Arizona) Corporation.

Issue Date:	June 26, 2006
Term:	One year term with perpetual annual renewals unless terminated by either party at will, or terminated for default in accordance with terms of agreement.
Quantity:	No quantity specified, but subject to availability as determined by CAWCD

  Agreement for Storage of Water at Pima Mine Road Recharge Project (Underground Storage Facility operated by CAWCD, Permit No. 71-577501)

Issued to:	Augusta Resource (Arizona) Corporation
Issue Date:	June 22, 2006
Term:	5 years, subject to renewal by consent of parties
Quantity:	Maximum 30,000 acre feet per annum, subject to availability as determined by CAWCD

  Agreement for Storage of Water at Avra Valley Recharge Project (Underground Storage Facility operated by CAWCD, Permit No. 71-564896)

Issued to:	Augusta Resource (Arizona) Corporation
Issue Date:	December 7, 2006
Term:	10 years, subject to renewal by consent of parties
Quantity:	Maximum 11,000 acre feet per annum, subject to availability as determined by CAWCD

  Agreement for Storage of Water at Lower Santa Cruz Replenishment Project (Underground Storage Facility operated by CAWCD, Permit No. 71-561366)

Issued to:	Augusta Resource (Arizona) Corporation
Issue Date:	December 7, 2006
Term:	10 years, subject to renewal by consent of parties
Quantity:	Maximum 50,000 acre feet per annum, subject to availability as determined by CAWCD

  Underground Water Storage Permit No. 73-577501.0500 (Pima Mine Road Recharge Project)

Issued to:	Augusta Resource (Arizona) Corporation
Issue Date:	September 13, 2006

Appendix G (Joint Venture Agreement)

Term:	Expiration of Underground Storage Facility Permit No. 71-577501
Quantity:	Maximum 15,000 acre feet per annum, subject to availability as determined by CAWCD

  Underground Water Storage Permit No. 73-564896.0400 (Avra Valley Recharge Project)

Issued to:	Augusta Resource (Arizona) Corporation
Issue Date:	January 12, 2007
Term:	Expiration of Underground Storage Facility Permit No. 71-564896
Quantity:	Maximum 11,000 acre feet per annum, subject to availability as determined by CAWCD

  Underground Water Storage Permit No. 73-561366.0600 (Lower Santa Cruz Replenishment Project)

Issued to:	Augusta Resource (Arizona) Corporation
Issue Date:	January 12, 2007
Term:	Expiration of Underground Storage Facility Permit No. 71-561366
Quantity:	Maximum 15,000 acre feet per annum, subject to availability as determined by CAWCD

  Arizona Department of Water Resources Long Term Storage Account No. 70-411390.0000 (accounting for Long Term Storage Credits accrued pursuant to A.R.S. § 45-852.01

Issued to:	Augusta Resource (Arizona) Corporation
Account Balance:	28,394 acre feet through 2008 (15,000 acre feet of storage in calendar year 2009 not yet posted to official ADWR account).

Appendix H (Joint Venture Agreement)

  APPENDIX H – PRE-PERMITTING COSTS
  REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION

Appendix I (Joint Venture Agreement)

  APPENDIX I – LITIGATION, ARBITRATION, ADMINISTRATIVE OR OTHER
  PROCEEDINGS

  NIL

Appendix J (Joint Venture Agreement)

  APPENDIX J – MATERIAL PERMITS
  REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION

Appendix J (Joint Venture Agreement)

  REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION

Appendix K (Joint Venture Agreement)

  APPENDIX K – MEMORANDUM OF AGREEMENT

After recordation return to:

Fennemore Craig, P.C.
Attn: Sarah A. Strunk
3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012

MEMORANDUM OF JOINT VENTURE AGREEMENT

THIS MEMORANDUM OF JOINT VENTURE AGREEMENT ("**Memorandum**"), is made and entered into as of this ____ day of ________, 2010, by and between the following parties: ROSEMONT COPPER COMPANY, an Arizona corporation ("**Rosemont**") and [INSERT PROPER NAME OF OPTIONEE] ("**KC**" and together with Rosemont, the "**Parties**").

In consideration of Ten Dollars ($10.00) and other valuable consideration set forth in the terms and conditions of that certain Joint Venture Agreement effective the __ day of ________, 2010 (the "**Joint Venture Agreement**"), Rosemont hereby gives notice that is has agreed to hold the Properties identified on Schedule 1 to this Memorandum for the use by the Joint Venture in accordance with the terms and conditions of the Joint Venture Agreement, the terms of which are incorporated herein by this reference.

The Joint Venture Agreement is expressly binding on the Parties and their respective successors and permitted assigns. Nothing contained within this Memorandum shall amend, limit or affect the rights and duties of the Parties under the Joint Venture Agreement. Information regarding all of the terms and conditions of the Joint Venture Agreement may be obtained from the Parties at the addresses set forth below.

Rosemont, for the consideration set forth above and the promises made in the Joint Venture Agreement, hereby GRANTS AND CONVEYS to the Joint Venture all of Rosemont's right, title and interest in and to the rights it has in the Properties to explore for, mine, produce, beneficiate and sell minerals in, on, under and from the Properties, and associated with such exploration, mining, producing, beneficiating, and selling such minerals, without limitation, RESERVING to itself only such underlying title and ownership interests that are consistent with the terms and conditions of the Joint Venture Agreement.

This Memorandum may be terminated by the recording of a subsequent memorandum in accordance with the terms of the Joint Venture Agreement.

[*Signature page follows.*]

DM_VAN/260104-00008/7713485.2

Appendix K (Joint Venture Agreement)

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Memorandum as of the date first set out above.

ROSEMONT COPPER COMPANY

By: ______________________________
Authorized officer

____
Name

____
Title

Address:

____
____
____
____

[INSERT PROPER NAME OF OPTIONEE]

By: ______________________________
Authorized officer

____
Name

____
Title

Address:

____
____
____
____

DM_VAN/280104-00008/7713485.2

Appendix K (Joint Venture Agreement)

STATE OF ____________________)
) ss.
COUNTY OF __________________)

The foregoing instrument was acknowledged before me this _____ day of _____________, 2010, by __________________, the __________________ of ROSEMONT COPPER COMPANY, an Arizona corporation, on behalf of the company.

____
Notary Public in and for said County and State

My commission expires:

____

STATE OF ____________________)
) ss.
COUNTY OF __________________)

The foregoing instrument was acknowledged before me this _____ day of _____________, 2010, by __________________, the __________________ of ______________________, a ______________, on behalf of the company.

____
Notary Public in and for said County and State

My commission expires:

____

DM_VAN/260104-00008/7713485.2

Appendix K (Joint Venture Agreement)

SCHEDULE 1 DESCRIPTION OF PROPERTY

DM_VAN/260104-00008/7713485.2

Appendix L (Joint Venture Agreement)

APPENDIX L – JOINDER AGREEMENT

JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this "Joinder Agreement"), dated as of _______________, 20__, is entered into between and among between ROSEMONT COPPER COMPANY, an Arizona corporation ("Rosemont"), [KC], a ___________ ("KC") and _______________, a _______________ ("Party B"). Rosemont and KC are parties to that certain Joint Venture Agreement, dated _______________, 2010 (the "Joint Venture Agreement"), a complete copy of which is attached as Exhibit A. All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Joint Venture Agreement.

RECITALS

WHEREAS, in connection with the [purchase] [conveyance] of a Participating Interest in and to the Joint Venture, Party B has agreed to become a party to the Joint Venture Agreement and to perform all obligations under the Joint Venture Agreement with respect to the Participating Interest of Party B.

WHEREAS, the parties hereto now desire to join Party B as a party to the Joint Venture Agreement by execution of this Joinder Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agrees as follows:

1. Party B hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, Party B will be deemed to be a Participant for all purposes of the Joint Venture Agreement and shall have all of the obligations of a Participant thereunder as if it had originally executed the Joint Venture Agreement.

2. Party B hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Joint Venture Agreement.

3. Rosemont and KC hereby agree and consent to the joinder of Party B as a party and as a Participant for all purposes of the Joint Venture Agreement as if Party B had executed the same.

4. The parties hereto agreement that all the terms and conditions of the Joint Venture Agreement shall remain in full force and effect following the execution of this Joinder Agreement.

5. This Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

[Signature page follows.]

2344652/15556.009

Appendix L (Joint Venture Agreement)

IN WITNESS WHEREOF, Party B has caused this Joinder Agreement to be duly executed, and Rosemont and KC have caused the same to be accepted as of the day and year first above written.

[INSERT NAME OF PARTY B],
a ____________________

By:________________________
Name:
Title:

Acknowledged and accepted:

ROSEMONT COPPER COMPANY
An Arizona corporation

By:________________________
Name:______________________
Title:______________________

[KC]
a ____________________

By:________________________
Name:______________________
Title:______________________

2344652/15556.009